As filed with the Securities and Exchange Commission on December 19, 2001.
                                               Commission File Nos. 333-70384
                                                                    811-08401

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933                                         [ X ]

Pre-Effective Amendment No. 1                                      [ X ]

Post-Effective Amendment No.                                       [   ]

                                     and/or

REGISTRATION STATEMENT UNDER
THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 16                                                   [ X ]

                            JNLNY Separate Account I
                           (Exact Name of Registrant)

               Jackson National Life Insurance Company of New York
                               (Name of Depositor)

                             2900 Westchester Avenue
                            Purchase, New York 10577
              (Address of Depositor's Principal Executive Offices)

        Depositor's Telephone Number, including Area Code: (888) 367-5651

                                Susan Rhee, Esq.
                     Jackson National Life Insurance Company
                                 1 Corporate Way
                                Lansing, MI 48951
                     (Name and Address of Agent for Service)

                                    Copy to:
                              W. Randolph Thompson
                                 Jorden Burt LLP
                                 Suite 400 East
                           Washington, D.C. 20007-0805

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this filing.

Calculation of Registration Fee under the Securities Act of 1933:

Registrant  is  registering  an  indefinite   number  of  securities  under  the
Securities Act of 1933 pursuant to Investment Company Act Rule 24f-2.

Title of Securities Being Registered: Variable Portion of Individual and Group Deferred Variable Annuity Contracts

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                            JNLNY SEPARATE ACCOUNT I
                     REFERENCE TO ITEMS REQUIRED BY FORM N-4

N-4 Item                                             Caption in Prospectus or
                                                     Statement of Additional
                                                     Information relating to
                                                     each Item


Part A.  Information Required in a Prospectus        Prospectus

1.       Cover Page                                  Cover Page

2.       Definitions                                 Not Applicable

3.       Synopsis                                    Key Facts; Fee Table

4.       Condensed Financial Information             Not Applicable


5.       General Description of Registrant,          Jackson National; The
         Depositor and Portfolio Companies           Separate Account;
                                                     Investment Divisions

6.       Deductions and Expenses                     Contract Charges

7.       General Description of Variable             The Annuity Contract;
         Annuity Contracts                           Purchases; Transfers;
                                                     Access To Your Money;
                                                     Income Payments (The
                                                     Income Phase); Death
                                                     Benefit; Other
                                                     Information

8.       Annuity Period                              Income Payments (The
                                                     Income Phase)

9.       Death Benefit                               Death Benefit

10.      Purchases and Contract Value                Purchases

11.      Redemptions                                 Access To Your Money

12.      Taxes                                       Taxes; Additional Tax
                                                     Information

13.      Legal Proceedings                           Other Information

14.      Table of Contents of the Statement of       Table of Contents of
         Additional Information                      Statement of Additional
                                                     Information

Part B.  Information Required in Statement of        Statement of
         Additional Information                      Additional Information

15.      Cover Page                                  Cover Page

16.      Table of Contents                           Table of Contents

17.      General Information and History             General Information
                                                     and History

18.      Services                                    Services

19.      Purchase of Securities Being Offered        Purchase of Securities
                                                     Being Offered

20.      Underwriters                                Underwriters

21.      Calculation of Performance Data             Calculation of
                                                     Performance

22.      Annuity Payments                            Net Investment
                                                     Factor

23.      Financial Statements                        Financial Statements

Part C.

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

Explanatory Note

This Registration Statement contains 33 Series of the JNL Series Trust. The Registrant undertakes to update this Explanatory Note, as needed, each time a Post-Effective Amendment is filed.

                                PERSPECTIVE II SM

                           FIXED AND VARIABLE ANNUITY
                                    ISSUED BY

           JACKSON NATIONAL LIFE INSURANCE COMPANY(R) OF NEW YORK AND

                            JNLNY SEPARATE ACCOUNT I

The CONTRACTS offered in this prospectus are the variable portions of individual and group, flexible premium, fixed and variable deferred annuity contracts, with:

>> 4 GUARANTEED FIXED ACCOUNTS, (with guaranteed periods of 1,3,5,7 years), each of which offers a minimum interest rate that is guaranteed by Jackson National Life Insurance Company of New York ("we" or "us");

>> 43 INVESTMENT DIVISIONS of JNLNY Separate Account I (the "Separate Account") each of which purchases shares of one Series of JNL Series Trust or JNLNY Variable Fund I LLC, mutual funds with a full range of investment objectives;

>> A BASE CONTRACT designed to facilitate your RETIREMENT SAVINGS or other long-term investment purposes by permitting you to:

     o accumulate savings for your retirement on a TAX-DEFERRED BASIS during the ACCUMULATION PHASE on a fixed, variable, or fixed and variable basis;

     o receive income payments in the INCOME PHASE on a fixed, variable or fixed and variable basis;

     o if you die before the income phase, receive a basic DEATH BENEFIT that will never be less than the total premiums (minus withdrawals, charges and taxes) you have paid us and could be greater; and

     o have significant ACCESS TO YOUR CONTRACT VALUES without incurring a withdrawal charge in the event of certain serious health-related emergencies.

>> A variety of OPTIONAL FEATURES that, for additional charges, give you the flexibility to add additional benefits to your base contract, according to your personal preferences, including:

     o    an OPTIONAL DEATH BENEFIT;

     o 3 types of "CONTRACT ENHANCEMENTS" (under which we credit your contract values with 2%, 3% or 4% of each premium payment you make in the first contract year);

     o    a  SHORTENED   WITHDRAWAL  CHARGE  PERIOD  (5  years  instead  of  the
          Contract's  usual  7  year  period);  and

     o a 20% ADDITIONAL FREE WITHDRAWAL FEATURE that permits you greater access to your contract values without a withdrawal charge.

EXPENSES FOR A CONTRACT WITH A CONTRACT ENHANCEMENT WILL BE HIGHER THAN THOSE FOR A CONTRACT WITHOUT A CONTRACT ENHANCEMENT AND IN SOME CASES THE AMOUNT OF A CONTRACT ENHANCEMENT MAY BE MORE THAN OFFSET BY THOSE EXPENSES.

WE OFFER OTHER VARIABLE ANNUITY PRODUCTS THAT OFFER DIFFERENT PRODUCT FEATURES, BENEFITS AND CHARGES.

________________________________________________________________________________
PLEASE READ THIS PROSPECTUS BEFORE YOU PURCHASE A CONTRACT. IT CONTAINS IMPORTANT INFORMATION ABOUT THE CONTRACT THAT YOU SHOULD KNOW BEFORE INVESTING. YOU SHOULD KEEP THIS PROSPECTUS FOR FUTURE REFERENCE.

To learn more  about the  Perspective  II Fixed and  Variable  Annuity,  you can
obtain a free copy of the Statement of Additional Information (SAI) dated __________, 2001, by calling us at (800) 599-5651 or by writing us at: Annuity Service Center, P.O. Box 0809, Denver, Colorado 80263-0809. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. The Table of Contents of the SAI appears at the end of this prospectus. The SEC maintains a website (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding registrants that file electronically with the SEC.
________________________________________________________________________________


THE SEC HAS NOT APPROVED OR DISAPPROVED THE PERSPECTIVE II FIXED AND VARIABLE ANNUITY OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. IT IS A CRIMINAL OFFENSE TO REPRESENT OTHERWISE.




--------------------------------------------------------------------------------

        Not FDIC/NCUA insured o Not Bank/CU guaranteed o May lose value
               o Not a deposit o Not insured by any federal agency
--------------------------------------------------------------------------------


     "JNL(R)", "Jackson National(R)" and "Jackson National Life(R)" are trademarks of Jackson National Life Insurance Company.

                                __________, 2001

                                TABLE OF CONTENTS


KEY FACTS...............................................................1
FEE TABLE...............................................................3
THE ANNUITY CONTRACT...................................................11
JACKSON NATIONAL.......................................................11
THE FIXED ACCOUNTS.....................................................11
THE SEPARATE ACCOUNT...................................................12
INVESTMENT DIVISIONS...................................................12
CONTRACT CHARGES.......................................................19
PURCHASES..............................................................22
TRANSFERS..............................................................25
ACCESS TO YOUR MONEY...................................................25
INCOME PAYMENTS (THE INCOME PHASE).....................................27
DEATH BENEFIT..........................................................28
TAXES..................................................................31
OTHER INFORMATION......................................................33
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION...............35
APPENDIX...............................................................A-1

                                    KEY FACTS


THE ANNUITY CONTRACT            Your Contract permits you to accumulate your
                                contract values

                                        o       on a fixed basis through
                                                allocations to one of our four
                                                Guaranteed Fixed Accounts
                                                (with guaranteed  periods of 1,
                                                3, 5, or 7 years), or


                                        o       on a variable basis, by
                                                allocations to one or more of
                                                the investment divisions of our
                                                Separate Account (the
                                                "INVESTMENT DIVISIONS"). (We
                                                refer to the Guaranteed Fixed
                                                Accounts and the Investment
                                                Divisions together as
                                                "ALLOCATION OPTIONS.")

                                Regardless of which Allocation Option(s) you select, investment earnings on your premiums will be TAX DEFERRED. Your Contract is intended to help you save for your retirement or other long-term investment purposes and provides for a DEATH BENEFIT during the ACCUMULATION
                                PHASE (when you make premium payments to us) and a variety of income options during the INCOME PHASE (when we make income payments to you). We generally will not issue a Contract to anyone over age 90.

--------------------------------------------------------------------------------
OPTIONAL FEATURES               Optional features of your Contract include:

                                        o       an EARNINGS PROTECTION BENEFIT
                                                ENDORSEMENT (a form of enhanced
                                                death benefit that may add up to
                                                40% of your Contract's earnings
                                                to the death benefit otherwise
                                                payable at your death);

                                        o       a CONTRACT ENHANCEMENT
                                                ENDORSEMENT (a credit to your
                                                contract value from our general
                                                account equal to 2%, 3% or 4%
                                                of your premium payments in
                                                the first contract year);

                                        o       a 20% ADDITIONAL FREE WITHDRAWAL
                                                ENDORSEMENT (permits you to
                                                withdraw 20% of premium still
                                                subject to a withdrawal charge
                                                minus earnings during each
                                                contract year without a
                                                withdrawal charge); and

                                        o       a FIVE-YEAR WITHDRAWAL CHARGE
                                                PERIOD ENDORSEMENT (reduces
                                                the withdrawal charge applicable
                                                through the fifth contribution
                                                year and eliminates it in years
                                                six and seven).

                                These optional features will be available only
                                if approved by the state of New York.
--------------------------------------------------------------------------------
ALLOCATION  OPTIONS             You may not allocate your contract values to
                                more than 18 Allocation Options, at any one time. Each Investment Division invests in a single SERIES (investment portfolio) of an underlying mutual fund.

--------------------------------------------------------------------------------
PURCHASES                       Under most circumstances, you must make an
                                initial premium payment of at least $5,000
                                ($2,000 for a qualified plan contract).
                                You are permitted to make subsequent premium
                                payments at any time during the accumulation
                                phase. Each subsequent payment must be
                                at least $500 ($50 under an automatic payment
                                plan).
--------------------------------------------------------------------------------

ACCESS TO YOUR MONEY            You can withdraw all or a portion of your
                                contract values during the accumulation
                                phase. Withdrawals may be subject to a
                                withdrawal charge and an "INTEREST RATE
                                ADJUSTMENT". WE MAY ALSO DEDUCT ANY WITHHOLDING
                                TAXES IMPOSED FROM THE AMOUNT PAYABLE OR YOUR
                                REMAINING VALUES UNDER THE CONTRACT.

                                You may also have to pay taxes and a tax penalty on money you withdraw.


--------------------------------------------------------------------------------

INCOME PAYMENTS                 You may choose to receive regular income
                                payments from us (most typically, when you retire). During this "INCOME PHASE," you have the same variable allocation options as during the accumulation phase.

--------------------------------------------------------------------------------

DEATH BENEFIT                   If you die before moving to the income phase,
                                the person you have chosen as your BENEFICIARY will receive a death benefit of at least the greater of your contract value on the date we receive proof of death and completed claim forms from your beneficiary, the total premiums you have paid since your Contract was issued, minus prior withdrawals (including any applicable charges and adjustments), and premium taxes or the greatest anniversary value prior to your 86th birthday, minus withdrawals and withdrawal charges plus premium paid since that anniversary. If you select the Earnings
                                Protection Benefit Endorsement, the death benefit may be enhanced if there is positive investment performance.

--------------------------------------------------------------------------------
FREE LOOK                       If you cancel your Contract within twenty days
                                after receiving it, we will return the contract
                                value in the Investment Divisions plus any fees
                                and expenses (other than asset based charges)
                                deducted from the premium allocated to the
                                Investment Divisions plus the current contract
                                value of the Guaranteed Fixed Accounts, minus
                                any Contract Enhancement recapture charge as of
                                the postmark date or the date the Contract is
                                returned to the selling agent.
--------------------------------------------------------------------------------
TAXES                           Under the Internal Revenue Code you generally
                                will not be taxed on the earnings on your
                                contract value until you make a withdrawal
                                (this is referred to as TAX-DEFERRAL).  There
                                are different rules as to how you will be taxed
                                depending on how you take the money out and
                                whether your Contract is non-qualified or
                                purchased as part of a qualified plan. Earnings
                                are taxed as ordinary income when withdrawn and,
                                if withdrawn prior to age 59 1/2, may be subject
                                to a tax penalty.
--------------------------------------------------------------------------------

EXPENSES Your Contract has insurance features and investment features, and there are costs related to each. Each Series has its own expenses. The Contract's charges and Series expenses are described in the following Fee Table:

                                   FEE TABLE

OWNER TRANSACTION EXPENSES
WITHDRAWAL CHARGE (as a percentage of premium payments):
  Contribution Year1 of Premium    1       2       3       4       5       6      7       8+
  Payment 2
  Withdrawal Charge                7%      6%      5%      4%      3%      2%     1%      0
  Withdrawal Charge if Five-Year
     Period is elected            6.5%     5%      3%      2%      1%      0      0       0

   CONTRACT ENHANCEMENT RECAPTURE CHARGE (imposed on withdrawals or on the income date, as a percentage of first year premium payments if an optional Contract Enhancement is selected)

  Contribution Year of Premium     1      2        3         4          5         6          7       8+
  Payment3
  Recapture Charge (2% Credit)     2%     2%      1.25%     1.25%      0.5%       0          0       0
  Recapture Charge (3% Credit)     3%     3%       2%        2%         2%        1%         1%      0
  Recapture Charge (4% Credit)     4%     4%      2.5%      2.5%       2.5%      1.25%      1.25%    0


   TRANSFER CHARGE:  $25 for each transfer in excess of 15 in a contract year4
   ANNUAL CONTRACT MAINTENANCE CHARGE:   $30 5
   COMMUTATION FEE: If you make a total withdrawal from your contract after income payments have commenced under income option 4, or if after your death during the period for which payments are guaranteed to be made under income option 3 your beneficiary elects to receive a lump sum payment, the amount received will be reduced by an amount equal to the difference between the present value of any remaining guaranteed payments (as of the date of calculation) calculated using a discount rate that is (a) equal to the rate assumed in calculating the initial income payment and (b) discount rate that is no more than 1% higher than (a).

SEPARATE ACCOUNT ANNUAL EXPENSES (as an annual percentage of average daily account value)
Base Contract Charges
        Mortality and Expense Risk Charges      1.25%
        Administration Charge                    .15%
                                                ------
        Total Separate Account Annual Expenses
         (with No Optional Benefits)            1.40%

        Charges for Optional Endorsements
        Earnings Protection Benefit              .30%
        20% Additional Free Withdrawal           .30%
        Five-Year Withdrawal Charge Period       .30%
        Contract Enhancement (2% Credit)         .40%6
        Contract Enhancement (3% Credit)         .425%7
        Contract Enhancement (4% Credit)         .57%7
                                                -------
        Total Separate Account Annual Expenses
         (with Maximum Optional Endorsements)   2.70%8


1 A 12 month period beginning on the date a Premium payment is received and ending one day prior to the Premium Payment anniversary in the following year. The Contribution year in which premium is made is "Contribution Year 1." Subsequent years are consecutively numbered beginning with Contribution Year 2.

2 Withdrawal charges are deducted on the income date if that date is within one year of the issue date, upon partial withdrawals in excess of free withdrawal amounts, and upon total withdrawal.

3 Any applicable Contract Enhancement recapture charges are deducted at the income date as well as on partial withdrawals in excess of free withdrawal amounts and upon total withdrawals.

4 Dollar cost averaging transfers and rebalancing transfers do not count against the 15 free transfers.

5 This charge is only imposed if your contract value is less than $50,000 on the date when the charge is assessed.

6 This charge is only deducted for the first five contract years.

7 These charges are only deducted for the first seven contract years.

8 The 3% and 4% contract enhancement are not included in the Total Separate Account Annual Expenses (with Maximum Optional Endorsements) because only one Contract Enhancement may be selected and the 2% Credit is presumed to have been selected (along with the Earnings Protection Benefit, 20% additional free withdrawal and five-year withdrawal charge period).

SERIES ANNUAL EXPENSES
(as an annual percentage of the Series' average daily net assets)

-----------------------------------------------------------------  ------------------- ------------- ------------ ---------------
                                                                      MANAGEMENT        ESTIMATED
                                                                          AND          DISTRIBUTION                TOTAL SERIES
SERIES NAME                                                          ADMINISTRATIVE      (12B-1)        OTHER         ANNUAL
                                                                          FEE9            FEES10       EXPENSES       EXPENSES
------------------------------------------------------------------ ------------------- ------------- ------------ ---------------

AIM/JNL Large Cap Growth Series                                         1.10%              .01%11         0%            1.11%
------------------------------------------------------------------
AIM/JNL Small Cap Growth Series                                         1.15%              .01%11         0%            1.16%
------------------------------------------------------------------
AIM/JNL Value II Series                                                 1.05%              .01%11         0%            1.06%

------------------------------------------------------------------
Alger/JNL Growth Series                                                 1.07%              .02%           0%            1.09%
------------------------------------------------------------------
Alliance Capital/JNL Growth Series                                       .87%              .02%           0%             .89%
------------------------------------------------------------------
Eagle/JNL Core Equity Series                                             .97%              .04%           0%            1.01%
------------------------------------------------------------------
Eagle/JNL SmallCap Equity Series                                        1.05%              .02%           0%            1.07%
------------------------------------------------------------------

J.P. Morgan/JNL Enhanced S&P 500 Stock(R)Index Series                     .90%              .01%           0%             .91%
------------------------------------------------------------------
Janus/JNL Aggressive Growth Series                                       .98%               .01%          0%             .99%

------------------------------------------------------------------
Janus/JNL Balanced Series                                               1.05%              .03%           0%            1.08%
------------------------------------------------------------------

Janus/JNL Capital Growth Series                                          .99%               .01%          0%            1.00%
------------------------------------------------------------------
Janus/JNL Global Equities Series 13                                     1.03%              .02%           0%            1.05%
------------------------------------------------------------------
Lazard/JNL Mid Cap Value Series                                         1.07%              .05%           0%            1.12%

------------------------------------------------------------------
Lazard/JNL Small Cap Value Series                                       1.15%              .03%           0%            1.18%
------------------------------------------------------------------

Mellon Capital Management/JNL S&P 500 Index Series                       .60%               .01%11        0%             .61%
------------------------------------------------------------------
Mellon Capital Management/JNL S&P 400 Mid Cap Index Series               .60%               .01%11        0%             .61%
------------------------------------------------------------------
Mellon Capital Management/JNL Small Cap Index Series                     .60%               .01%11        0%             .61%
------------------------------------------------------------------
Mellon Capital Management/JNL International Index Series                 .65%               .01%11        0%             .66%
------------------------------------------------------------------
Mellon Capital Management/JNL Bond Index Series                          .60%               .01%11        0%             .61%

------------------------------------------------------------------




9 Certain Series pay Jackson National Asset Management, LLC, the adviser, an administrative fee for certain services provided to the Series by the adviser. The Oppenheimer/JNL Global Growth Series pays an administrative fee of .15%; the nine S&P/JNL Series do not pay an administrative fee; the other Series pay a
 .10% administrative fee. The Management and Administrative Fee and the Total Series Annual Expenses columns in this table reflect the inclusion of any applicable administrative fee.

10 The Trustees of JNL Series Trust have  adopted a Brokerage  Enhancement  Plan
(the  "Plan")  in  accordance  with  the  provisions  of Rule  12b-1  under  the
Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. The brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan. The 12b-1 fee is only paid to the extent that the commission is recaptured by an affiliated broker-dealer. The distribution fee noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be paid under the Plan to affiliated broker-dealers.

11 We anticipate that the 12b-1 fee will be less than .01%.

12 Underlying Series Expenses.he expenses shown above are the annual operating expenses for the S&P/JNL Series. Because the S&P/JNL Series invest in other Series of the JNL Series Trust, the S&P/JNL Series will indirectly bear their pro rata share of fees and expenses of the underlying Series in addition to the expenses shown. The total annual operating expenses for each S&P/JNL Series (including both the annual operating expenses for the S&P/JNL Series and the annual operating expenses for the underlying Series) could range from .90% to 1.42% (this range reflects an investment in the Series with the lowest and highest Total Series Annual Expenses). The total annual operating expenses for each S&P/JNL Core Index Series (including both the annual operating expenses for the S&P/JNL Core Index Series and the annual operating expenses for the underlying Series) could range from .90% to 1.42% (this range reflects an investment in the Series with the lowest and highest Total Series Annual Expenses). The table below shows estimated total annual operating expenses for each of the S&P/JNL Series based on the pro rata share of expenses that the S&P/JNL Series would bear if they invested in a hypothetical mix of underlying
Series. The adviser believes the expenses shown below to be a likely approximation of the expenses the S&P/JNL Series will incur based on the actual mix of underlying Series. The expenses shown below include both the annual operating expenses for the S&P/JNL Series and the annual operating expenses for the underlying Series.


-----------------------------------------------------------------  ------------------- ------------- ------------ ---------------
                                                                      MANAGEMENT        ESTIMATED
                                                                          AND          DISTRIBUTION                TOTAL SERIES
SERIES NAME                                                          ADMINISTRATIVE      (12B-1)        OTHER         ANNUAL
                                                                          FEE9            FEES10       EXPENSES       EXPENSES
------------------------------------------------------------------ ------------------- ------------- ------------ ---------------

Oppenheimer/JNL Global Growth Series                                    1.05%              .01%11        0%            1.06%

------------------------------------------------------------------
Oppenheimer/JNL Growth Series                                           1.00%              .01%11        0%            1.01%
------------------------------------------------------------------
PIMCO/JNL Total Return Bond Series                                       .80%              .01%11        0%             .81%
------------------------------------------------------------------
PPM America/JNL Balanced Series                                          .82%              .01%11        0%             .83%
------------------------------------------------------------------
PPM America/JNL High Yield Bond Series                                   .82%              .01%11        0%             .83%
------------------------------------------------------------------
PPM America/JNL Money Market Series                                      .70%                0%          0%             .70%
------------------------------------------------------------------
Putnam/JNL Growth Series                                                 .94%              .01%          0%             .95%
------------------------------------------------------------------
Putnam/JNL International Equity Series                                  1.17%              .05%          0%            1.22%
------------------------------------------------------------------
Putnam/JNL Midcap Growth Series                                         1.05%              .08%          0%            1.13%
------------------------------------------------------------------
Putnam/JNL Value Equity Series                                           .96%              .02%          0%             .98%
------------------------------------------------------------------
Salomon Brothers/JNL Global Bond Series                                  .95%              .01%11        0%             .96%
------------------------------------------------------------------
Salomon Brothers/JNL U.S. Government & Quality Bond Series               .80%              .01%11        0%             .81%
------------------------------------------------------------------
S&P/JNL Conservative Growth Series I12                                   .20%                0%          0%             .20%
------------------------------------------------------------------

S&P/JNL Moderate Growth Series I12                                       .20%                0%          0%             .20%
------------------------------------------------------------------
S&P/JNL Aggressive Growth Series I12                                     .20%                0%          0%             .20%
------------------------------------------------------------------
S&P/JNL Very Aggressive Growth Series I12                                .20%                0%          0%             .20%
------------------------------------------------------------------
S&P/JNL Equity Growth Series I12                                         .20%                0%          0%             .20%
------------------------------------------------------------------
S&P/JNL Equity Aggressive Growth Series I12                              .20%                0%          0%             .20%
------------------------------------------------------------------
S&P/JNL Core Index 50 Series12                                           .20%                0%          0%             .20%
------------------------------------------------------------------
S&P/JNL Core Index 75 Series12                                           .20%                0%          0%             .20%
------------------------------------------------------------------
S&P/JNL Core Index 100 Series12                                          .20%                0%          0%             .20%
------------------------------------------------------------------
T. Rowe Price/JNL Established Growth Series                              .92%              .02%          0%             .94%
------------------------------------------------------------------
T. Rowe Price/JNL Mid-Cap Growth Series                                 1.02%              .01%11        0%            1.03%
------------------------------------------------------------------
T. Rowe Price/JNL Value Series                                          1.00%              .12%          0%            1.12%
------------------------------------------------------------------
First Trust/JNL The DowSM Target 10 Series14                             .85%               0%           0%             .85%

------------------------------------------------------------------

The actual expenses of each S&P/JNL Series will be based on the actual mix of underlying Series in which it invests. The actual expenses may be greater or less than those shown.


  S&P/JNL Conservative Growth Series I................................  0.932%
  S&P/JNL Moderate Growth Series I....................................  0.970%
  S&P/JNL Aggressive Growth Series I..................................  1.011%
  S&P/JNL Very Aggressive Growth Series I.............................  1.008%
  S&P/JNL Equity Growth Series I......................................  1.010%
  S&P/JNL Equity Aggressive Growth Series I...........................  1.018%
  S&P/JNL Core Index 50 Series .......................................  0.815%
  S&P/JNL Core Index 75 Series........................................  0.762%
  S&P/JNL Core Index 100 Series.......................................  0.712%



S&P Name."Standard & Poor's (Registered)", "S&P(Registered)", "S&P 500(Registered)", "Standard & Poor's 500", and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Jackson National Life Insurance Company and its affiliates. These Series are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in these Series. Please see the Statement of Additional Information which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P.

13 The JNL/Janus Global Equities Series (the "Series") is not available as an investment option and is not available as an underlying series to the S&P/JNL Core Index 50 Series and the S&P/JNL Core Index 75 Series. However, the Series is available as an underlying series of the JNL/S&P Conservative Growth Series I, the JNL/S&P Moderate Growth Series I, the JNL/S&P Aggressive Growth Series I, the JNL/S&P Very Aggressive Growth Series I, the JNL/S&P Equity Growth Series I and the JNL/S&P Equity Aggressive Growth Series I.

14 Dow Jones Name. "Dow Jones", "Dow Jones Industrial AverageSM", "DJIASM" and "The Dow 10SM" are service marks of Dow Jones & Company, Inc. (Dow Jones). Dow Jones has no relationship to the annuity, other than the licensing of the Dow Jones Industrial Average (DJIA) and its service marks for use in connection with the First Trust/JNL The DowSM Target 10 Series. Please see Appendix A for additional information.

Examples. You would pay the following expenses on a $1,000 investment if you select the optional Earnings Protection Benefit Endorsement, the 20% Additional Free Withdrawal Endorsement, the Five-Year Withdrawal Charge Period Endorsement, the and the 2% Contract Enhancement endorsement, assuming a 5% annual return on assets:

          (a) if you do not surrender your Contract or if you begin receiving income payments from your Contract after the first year;

          (b) if you surrender your Contract at the end of each time period.

-------------------------------------------------------------------------------- -------- -------- -------- ---------
                                                                                            Time Periods
                                                                                    1        3         5        10
Series Name                                                                        year    years     years    years
-------------------------------------------------------------------------------- -------- -------- -------- ---------

AIM/JNL Large Cap Growth Division                                       (a)        38      116       196      404
                                                                        (b)       103      146       206      404
AIM/JNL Small Cap Growth Division                                       (a)        39      118       199      409
                                                                        (b)       104      148       209      409
AIM/JNL Value II Division                                               (a)        38      115       194      400
                                                                        (b)       103      145       204      400
Alger/JNL Growth Division                                               (a)        38      116       195      403
                                                                        (b)       103      146       205      403
Alliance Capital/JNL Growth Division                                    (a)        36      110       186      385
                                                                        (b)       101      140       196      385
Eagle/JNL Core Equity Division                                          (a)        37      113       192      396
                                                                        (b)       102      143       202      396
Eagle/JNL SmallCap Equity Division                                      (a)        38      115       194      401
                                                                        (b)       103      145       204      401
J.P. Morgan/JNL Enhanced S&P 500 Stock(R)Index Division                 (a)        36      111       187      387
                                                                        (b)       101      141       197      387
Janus/JNL Aggressive Growth Division                                    (a)        37      113       191      394
                                                                        (b)       102      143       201      394
Janus/JNL Balanced Division                                             (a)        38      115       195      402
                                                                        (b)       103      145       205      402
Janus/JNL Capital Growth Division                                       (a)        37      113       191      395
                                                                        (b)       102      143       201      395
Janus/JNL Global Equities Division*                                     (a)        42      128       216      446
                                                                        (b)       107      158       226      446
Lazard/JNL Mid Cap Value Division                                       (a)        38      117       197      405
                                                                        (b)       103      147       207      405
Lazard/JNL Small Cap Value Division                                     (a)        39      118       200      410
                                                                        (b)       104      148       210      410
Mellon Capital Management/JNL S&P 500 Index Division                    (a)        33      102       173      360
                                                                        (b)        98      132       183      360
Mellon Capital Management/JNL S&P 400 Mid Cap Index Division            (a)        33      102       173      360
                                                                        (b)        98      132       183      360
Mellon Capital Management/JNL Small Cap Index Division                  (a)        33      102       173      360
                                                                        (b)        98      132       183      360
Mellon Capital Management/JNL International Index Division              (a)        34      103       175      365
                                                                        (b)        99      133       185      365
Mellon Capital Management/JNL Bond Index Division                       (a)        33      102       173      360
                                                                        (b)        98      132       183      360
Oppenheimer/JNL Global Growth Division                                  (a)        38      115       194      400
                                                                        (b)       103      145       204      400
Oppenheimer/JNL Growth Division                                         (a)        37      113       192      396
                                                                        (b)       102      143       202      396
PIMCO/JNL Total Return Bond Division                                    (a)        35      108       182      378
                                                                        (b)       100      138       192      378



PPM America/JNL Balanced Division                                       (a)        36      108       183      380
                                                                        (b)       101      138       193      380
PPM America/JNL High Yield Bond Division                                (a)        36      108       183      380
                                                                        (b)       101      138       193      380
PPM America/JNL Money Market Division                                   (a)        34      104       177      368
                                                                        (b)        99      134       187      368
Putnam/JNL Growth Division                                              (a)        37      112       189      391
                                                                        (b)       102      142       199      391
Putnam/JNL International Equity Division                                (a)        39      120       201      414
                                                                        (b)       104      150       211      414
Putnam/JNL Midcap Growth Division                                       (a)        39      117       197      406
                                                                        (b)       104      147       207      406
Putnam/JNL Value Equity Division                                        (a)        37      113       190      393
                                                                        (b)       102      143       200      393
Salomon Brothers/JNL Global Bond Division                               (a)        37      112       189      391
                                                                        (b)       102      142       199      391
Salomon Brothers/JNL U.S. Government & Quality Bond Division            (a)        35      108       182      378
                                                                        (b)       100      138       192      378
S&P/JNL Conservative Growth Division I                                  (a)        29       90       153      322
                                                                        (b)        94      120       163      322
S&P/JNL Moderate Growth Division I                                      (a)        29       90       153      322
                                                                        (b)        94      120       163      322
S&P/JNL Aggressive Growth Division I                                    (a)        29       90       153      322
                                                                        (b)        94      120       163      322
S&P/JNL Very Aggressive Growth Division I                               (a)        29       90       153      322
                                                                        (b)        94      120       163      322
S&P/JNL Equity Growth Division I                                        (a)        29       90       153      322
                                                                        (b)        94      120       163      322
S&P/JNL Equity Aggressive Growth Division I                             (a)        29       90       153      322
                                                                        (b)        94      120       163      322
S&P/JNL Core Index 50 Division                                          (a)        29       90       153      322
                                                                        (b)        94      120       163      322
S&P/JNL Core Index 75 Division                                          (a)        29       90       153      322
                                                                        (b)        94      120       163      322
S&P/JNL Core Index 100 Division                                         (a)        29       90       153      322
                                                                        (b)        94      120       163      322
T. Rowe Price/JNL Established Growth Division                           (a)        37      111       188      390
                                                                        (b)       102      141       198      390
T. Rowe Price/JNL Mid-Cap Growth Division                               (a)        38      114       193      398
                                                                        (b)       103      144       203      398
T. Rowe Price/JNL Value Division                                        (a)        38      117       197      405
                                                                        (b)       103      147       207      405
First Trust/JNL The DowSM Target 10 Division                            (a)        40      122       206      429
                                                                        (b)       105      152       216      429



* The JNL/Janus Global Equities Series (the "Series") is not available as an investment option is not available as an underlying series to the S&P/JNL Core Index 50 Series and the S&P/JNL Core Index 75 Series.. However, the Series is available as an underlying series of the JNL/S&P Conservative Growth Series I, the JNL/S&P Moderate Growth Series I, the JNL/S&P Aggressive Growth Series I, the JNL/S&P Very Aggressive Growth Series I, the JNL/S&P Equity Growth Series I and the JNL/S&P Equity Aggressive Growth Series I.


Examples. You would pay the following expenses on a $1,000 investment if you do not select any optional endorsements, assuming a 5% annual return on assets:

     (a) if you do not surrender your Contract or if you begin receiving income payments from your contract after the first year;

     (b) if you surrender your Contract at the end of each time period.

                                                                                        Time Periods
-------------------------------------------------------------------------------- ------- --------- -------- ---------
                                                                                   1        3         5        10
Series Name                                                                       year    years     years    years
-------------------------------------------------------------------------------- ------- --------- -------- ---------

AIM/JNL Large Cap Growth  Division                                      (a)        25      78       134       285
                                                                        (b)        95     128       164       285
AIM/JNL Small Cap Growth Division                                       (a)        26      80       136       290
                                                                        (b)        96     130       166       290
AIM/JNL Value II Division                                               (a)        25      77       131       280
                                                                        (b)        95     127       161       280
Alger/JNL Growth Division                                               (a)        25      78       133       283
                                                                        (b)        95     128       163       283
Alliance Capital/JNL Growth Division                                    (a)        23      72       123       263
                                                                        (b)        93     122       153       263
Eagle/JNL Core Equity Division                                          (a)        24      75       129       275
                                                                        (b)        94     125       159       275
Eagle/JNL SmallCap Equity Division                                      (a)        25      77       132       281
                                                                        (b)        95     127       162       281
J.P. Morgan/JNL Enhanced S&P 500(R)Stock Index Division                 (a)        23      72       124       265
                                                                        (b)        93     122       154       265
Janus/JNL Aggressive Growth Division                                    (a)        24      75       128       273
                                                                        (b)        94     125       158       273
Janus/JNL Balanced Division                                             (a)        25      77       132       282
                                                                        (b)        95     127       162       282
Janus/JNL Capital Growth Division                                       (a)        24      75       128       274
                                                                        (b)        94     125       158       274
Janus/JNL Global Equities Division**                                    (a)        29      90       154       329
                                                                        (b)        99     140       184       329
Lazard/JNL Mid Cap Value Division                                       (a)        26      78       134       286
                                                                        (b)        96     128       164       286
Lazard/JNL Small Cap Value Division                                     (a)        26      80       137       291
                                                                        (b)        96     130       167       291
Mellon Capital Management/JNL S&P 500 Index Division                    (a)        20      63       108       234
                                                                        (b)        90     113       138       234
Mellon Capital Management/JNL S&P 400 Mid Cap Index Division            (a)        20      63       108       234
                                                                        (b)        90     113       138       234
Mellon Capital Management/JNL Small Cap Index Division                  (a)        20      63       108       234
                                                                        (b)        90     113       138       234
Mellon Capital Management/JNL International Index Division              (a)        21      65       111       239
                                                                        (b)        91     115       141       239
Mellon Capital Management/JNL Bond Index Division                       (a)        20      63       108       234
                                                                        (b)        90     113       138       234
Oppenheimer/JNL Global Growth Division                                  (a)        25      77       131       280
                                                                        (b)        95     127       161       280
Oppenheimer/JNL Growth Division                                         (a)        24      75       129       275
                                                                        (b)        94     125       159       275
PIMCO/JNL Total Return Bond Division                                    (a)        22      69       118       254
                                                                        (b)        92     119       148       254
PPM America/JNL Balanced Division                                       (a)        23      70       119       256
                                                                        (b)        93      120      149       256
PPM America/JNL High Yield Bond Division                                (a)        23       70      119       256
                                                                        (b)        93      120      149       256
PPM America/JNL Money Market Division                                   (a)        21       66      113       243
                                                                        (b)        91      116      143       243
Putnam/JNL Growth Division                                              (a)        24       73      126       269
                                                                        (b)        94      123      156       269
Putnam/JNL International Equity Division                                (a)        27       81      139       295
                                                                        (b)        97      131      169       295
Putnam/JNL Midcap Growth Division                                       (a)        26       79      135       287
                                                                        (b)        96      129      165       287
Putnam/JNL Value Equity Division                                        (a)        24       74      127       272
                                                                        (b)        94      124      157       272
Salomon Brothers/JNL Global Bond Division                               (a)        24       74      126       270
                                                                        (b)        94      124      156       270
Salomon Brothers/JNL U.S. Government & Quality Bond Division            (a)        22       69      118       254
                                                                        (b)        92      119      148       254
S&P/JNL Conservative Growth Division I                                  (a)        16       51       87       190
                                                                        (b)        86      101      117       190
S&P/JNL Moderate Growth Division I                                      (a)        16       51       87       190
                                                                        (b)        86      101      117       190
S&P/JNL Aggressive Growth Division I                                    (a)        16       51       87       190
                                                                        (b)        86      101      117       190
S&P/JNL Very Aggressive Growth Division I                               (a)        16       51       87       190
                                                                        (b)        86      101      117       190
S&P/JNL Equity Growth Division I                                        (a)        16       51       87       190
                                                                        (b)        86      101      117       190
S&P/JNL Equity Aggressive Growth Division I                             (a)        16       51       87       190
                                                                        (b)        86      101      117       190
S&P/JNL Core Index 50 Division                                          (a)        16       51       87       190
                                                                        (b)        86      101      117       190
S&P/JNL Core Index 75 Division                                          (a)        16       51        87      190
                                                                        (b)        86      101       117      190
S&P/JNL Core Index 100 Division                                         (a)        16       51        87      190
                                                                        (b)        86      101       117      190
T. Rowe Price/JNL Established Growth Division                           (a)        24       73       125      268
                                                                        (b)        94      123       155      268
T. Rowe Price/JNL Mid-Cap Growth Division                               (a)        25       76       130      277
                                                                        (b)        95      126       160      277
T. Rowe Price/JNL Value Division                                        (a)        26       78       134      286
                                                                        (b)        96      128       164      286
First Trust/JNL The DowSM Target 10 Division                            (a)        27       84       144      309
                                                                        (b)        97      134       174      309


** The JNL/Janus Global Equities Series (the "Series") is not available as an investment option is not available as an underlying series to the S&P/JNL Core Index 50 Series and the S&P/JNL Core Index 75 Series. However, the Series is available as an underlying series of the JNL/S&P Conservative Growth Series I, the JNL/S&P Moderate Growth Series I, the JNL/S&P Aggressive Growth Series I, the JNL/S&P Very Aggressive Growth Series I, the JNL/S&P Equity Growth Series I and the JNL/S&P Equity Aggressive Growth Series I.

EXPLANATION OF FEE TABLE AND EXAMPLES. The purpose of the Fee Table and Examples is to assist you in understanding the various costs and expenses that you will bear directly or indirectly. The Fee Table reflects the expenses of the Separate Account and the Series. Premium taxes may also apply.

A withdrawal charge is imposed on income payments which occur within one year of the date the Contract is issued.

THE EXAMPLES DO NOT REPRESENT PAST OR FUTURE EXPENSES. THE ACTUAL EXPENSES THAT YOU INCUR MAY BE GREATER OR LESS THAN THOSE SHOWN.

     FINANCIAL STATEMENTS. No accumulation unit value history is contained in this prospectus because these Contracts have not yet been offered.

     You can find the following financial statements in the SAI:

          o the financial statements of the Separate Account for the year ended December 31, 2000 and

          o the financial statements of Jackson National New York for the year ended December 31, 2000.


     The Separate Account's financial statements for the year ended December 31, 2000, and the financial statements of Jackson National NY for the year ended December 31, 2000, have been audited by KPMG LLP, independent accountants. The Separate Account's financial statements relate to other contracts offered through the Separate Account.




                              THE ANNUITY CONTRACT

     Your Contract is a contract between you, the owner, and us. Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a death benefit (unless purchased as part of a tax-qualified plan). We generally will not issue a Contract to someone older than 90. Your Contract or your qualified plan permit you to accumulate contract value on a tax-deferred basis. You may allocate your contract values to

          o our Guaranteed Fixed Accounts, or to

          o Investment Divisions of the Separate Account that invest in underlying Series.

     Your Contract, like all deferred annuity contracts, has two phases:

          o the ACCUMULATION PHASE, when you make premium payments to us, and

          o the INCOME PHASE, when we make income payments to you.

     As the owner, you can exercise all the rights under your Contract. You can assign your Contract at any time during your lifetime, but we will not be bound until we receive written notice of the assignment. An assignment may be a taxable event.

     YOU MAY CHOOSE AMONG FIXED AND VARIABLE ALLOCATION OPTIONS IN BOTH THE ACCUMULATION AND INCOME PHASES OF YOUR CONTRACT.

                               JACKSON NATIONAL NY


     We are a stock life insurance company organized under the laws of the state of New York in July 1995. Our legal domicile and principal business address is 2900 Westchester Avenue, Purchase, New York 10577. We are admitted to conduct life insurance and annuity business in the states of Delaware, New York and Michigan. We are ultimately a wholly owned subsidiary of Prudential plc (London, England).


     We issue the Contracts and administer the Contracts and the Separate Account. We maintain records of the name, address, taxpayer identification number and other pertinent information for each owner; the number and type of Contracts issued to each owner; and records with respect to the value of each Contract.

     WE ARE A LIFE INSURANCE COMPANY AND ISSUE ANNUITIES AND LIFE INSURANCE CONTRACTS.


                          THE GUARANTEED FIXED ACCOUNTS

     Contract value that you allocate to a Guaranteed Fixed Account option will be placed with other assets in our general account. The Guaranteed Fixed Account options are not registered with the SEC, and the SEC does not review the information we provide to you about them.


     Each GUARANTEED FIXED ACCOUNT offers a minimum interest rate that we guarantee for a specified period (currently one, three, five or seven years). We guarantee principal and interest of any contract values while they are allocated to a Guaranteed Fixed Account only if amounts allocated to the account are not withdrawn until the end of the chosen duration. The value of a Guaranteed Fixed Account may be reduced if you make a withdrawal prior to the end of the Guaranteed Fixed Account period, but will never be less than your premium payments (minus any applicable premium tax) and transfers allocated to the Guaranteed Fixed Accounts, minus transfers, withdrawals and charges from the Guaranteed Fixed Accounts, accumulated at 3% per year, minus any withdrawal charges or any tax due. Your Contract contains a more complete description of the Guaranteed Fixed Accounts.


     THE GUARANTEED FIXED ACCOUNTS ARE NOT SECURITIES. YOUR ALLOCATIONS TO ANY GUARANTEED FIXED ACCOUNT WILL ACCUMULATE AT LEAST AT THE MINIMUM GUARANTEED RATE OF THAT GUARANTEED FIXED ACCOUNT.


                              THE SEPARATE ACCOUNT

     We established the Separate Account on September 12, 1997, pursuant to the provisions of New York law. The Separate Account is registered as an investment company with the SEC.

     The assets of the Separate Account legally belong to us and the obligations under the Contracts are our obligations. However, we are not allowed to use the contract assets in the Separate Account to pay our liabilities arising out of any other business we may conduct. All of the income, gains and losses resulting from these assets are credited to or charged against the Contracts and not against any other contracts we may issue.

     The Separate Account is divided into Investment Divisions. We do not guarantee the investment performance of the Separate Account or any of its Investment Divisions.



                              INVESTMENT DIVISIONS

     You can allocate your contract value to any or all of the Investment Divisions; however, you may not allocate to more than 18 Allocation Options at any one time. Each Investment Division purchases the shares of one underlying Series (mutual fund portfolio) that has its own investment objective. The Investment Divisions are designed to offer the potential for a higher return than the Guaranteed Fixed Accounts. HOWEVER, THIS IS NOT GUARANTEED. IT IS POSSIBLE FOR YOU TO LOSE YOUR MONEY ALLOCATED TO ANY OF THE INVESTMENT DIVISIONS. If you allocate contract values to the Investment Divisions, the amounts you are able to accumulate in your Contract during the accumulation phase depends upon the performance of the Investment Divisions you select. The amount of the income payments you receive during the income phase also will depend, in part, on the performance of the Investment Divisions you choose for the income phase.


     YOUR ALLOCATIONS TO INVESTMENT DIVISIONS ARE INVESTED IN UNDERLYING SERIES AND WHETHER YOU MAKE OR LOSE MONEY DEPENDS ON THE INVESTMENT PERFORMANCE OF THOSE SERIES.


                 THE SERIES, INVESTMENT OBJECTIVES AND ADVISERS.

==================================== =========================================== ==========================
          NAME OF SERIES                        INVESTMENT OBJECTIVE              INVESTMENT ADVISER (AND
                                                                                       SUB-ADVISER)
==================================== =========================================== ==========================
JNL SERIES TRUST
------------------------------------ ------------------------------------------- --------------------------
AIM/JNL Large Cap Growth             Seeks long-term growth of capital by        Jackson National Asset
                                     investing in securities of                  Management, LLC (and AIM
                                     large-capitalization companies that are     Capital Management, Inc.)
                                     within the top 50% of the Russell 1000(R)
                                     Index at the time of purchase.
------------------------------------ ------------------------------------------- --------------------------
AIM/JNL Small Cap Growth             Seeks long-term growth of capital by        Jackson National Asset
                                     normally investing at least 65% of its      Management, LLC (and AIM
                                     total assets in equity securities of U.S.   Capital Management, Inc.)
                                     issuers that have market capitalizations
                                     less than that of the largest company in
                                     the Russell 2000(R)Index.
------------------------------------ ------------------------------------------- --------------------------
AIM/JNL Value II                     Seeks to achieve long-term growth by        Jackson National Asset
                                     investing primarily in equity securities    Management, LLC (and AIM
                                     judged by the Series' investment            Capital Management, Inc.)
                                     sub-adviser to be undervalued relative to
                                     the investment sub-adviser's appraisal of
                                     the current or projected earnings of the
                                     companies issuing the securities relative
                                     to their assets' current market value or
                                     to the equity markets generally.
------------------------------------ ------------------------------------------- --------------------------
Alger/JNL Growth                     Seeks long-term capital appreciation by     Jackson National Asset
                                     investing at least 65% of its total         Management, LLC (and
                                     assets in a diversified portfolio of        Fred Alger Management,
                                     equity securities - common stock,           Inc.)
                                     preferred stock, and securities
                                     convertible into or exchangeable for
                                     common stock - of large companies which
                                     trade on U.S. exchanges or in the U.S.
                                     over-the-counter market.
------------------------------------ ------------------------------------------- --------------------------
Alliance Capital/JNL Growth          Seeks long-term growth of capital by        Jackson National Asset
                                     investing primarily in a diversified        Management, LLC (and
                                     portfolio of common stocks or securities    Alliance Capital
                                     with common stock  characteristics that     Management L.P.)
                                     the sub-adviser believes have the
                                     potential for capital appreciation, which
                                     include securities convertible into or
                                     exchangeable for common stock.
------------------------------------ ------------------------------------------- --------------------------
Eagle/JNL Core Equity                Seeks long-term capital appreciation and,   Jackson National Asset
                                     secondarily, current income by investing    Management, LLC (and
                                     at least 65% of its total assets in a       Eagle Asset Management,
                                     diversified portfolio of common stock of    Inc.)
                                     U.S. companies that meet the criteria for
                                     one of three separate equity strategies:
                                     the growth equity strategy, the value
                                     equity strategy and the equity income
                                     strategy.
------------------------------------ ------------------------------------------- --------------------------
Eagle/JNL SmallCap Equity            Seeks long-term capital appreciation by     Jackson National Asset
                                     investing at least 65% of its total         Management, LLC (and
                                     assets in a diversified portfolio of        Eagle Asset Management,
                                     equity securities of domestic small         Inc.)
                                     capitalization companies, i.e., companies
                                     which, at the time of purchase, typically
                                     have a market capitalization of
                                     approximately $1 billion.
------------------------------------ ------------------------------------------- --------------------------

J.P. Morgan/JNL Enhanced S&P 500(R)  Seeks high total return from a broadly      Jackson National Asset
Stock Index                          diversified portfolio of equity             Management, LLC (and
                                     securities by investing in a diversified    J.P. Morgan Investment
                                     portfolio of large- and                     Management, Inc.)
                                     medium-capitalization U.S. Companies.

------------------------------------ ------------------------------------------- --------------------------
Janus/JNL Aggressive Growth          Seeks long-term growth of capital by        Jackson National Asset
                                     investing primarily in a diversified        Management, LLC (and
                                     portfolio of common stocks of U.S. and      Janus Capital
                                     foreign companies selected for their        Corporation)
                                     growth potential.
------------------------------------ ------------------------------------------- --------------------------
Janus/JNL Balanced                   Seeks long-term capital growth,             Jackson National Asset
                                     consistent with preservation of capital     Management, LLC (and
                                     and balanced by current income normally     Janus Capital
                                     investing 40-60% of its assets in           Corporation)
                                     securities selected primarily for their
                                     growth potential and 40-60% of its assets
                                     in securities selected primarily for
                                     their income potential.
------------------------------------ ------------------------------------------- --------------------------
Janus/JNL Capital Growth             Seeks long-term growth of capital in a      Jackson National Asset
                                     manner consistent with the preservation     Management, LLC (and
                                     of capital through a non-diversified        Janus Capital
                                     portfolio consisting primarily of common    Corporation)
                                     stocks of U.S. and foreign companies
                                     selected for their growth potential and
                                     normally invests at least 50% of its
                                     equity assets in medium-sized companies.
------------------------------------ ------------------------------------------- --------------------------

Janus/JNL Global Equities            Seeks long-term growth of capital in a      Jackson National Asset
                                     manner consistent with the preservation     Management, LLC (and
                                     of capital through a diversified            Janus Capital
                                     portfolio of common stocks of foreign and   Corporation)
                                     domestic issuers selected for their
                                     growth potential.

------------------------------------ ------------------------------------------- --------------------------

Lazard/JNL Mid Cap                   Seeks capital appreciation by investing     Jackson National Asset
Value                                at least 80% of its total assets in a       Management, LLC (and

                                     non-diversified portfolio of
                                     equity Lazard Asset Management)
                                     securities of U.S. companies with
                                     market capitalizations in the
                                     range of companies represented in
                                     the Russell Mid Cap Index and
                                     that the sub-adviser believes are
                                     undervalued based on their return
                                     on equity.
------------------------------------ ------------------------------------------- --------------------------
Lazard/JNL Small Cap                 Seeks capital appreciation by investing     Jackson National Asset
Value                                at least 80% of its total assets in a       Management, LLC (and
                                     non-diversified portfolio of
                                     equity Lazard Asset Management)
                                     securities of U.S. companies with
                                     market capitalizations in the
                                     range of companies represented by
                                     the Russell 2000 Index that the
                                     sub-adviser believes are
                                     undervalued based on their return
                                     on equity.
------------------------------------ ------------------------------------------- --------------------------

Mellon Capital Management/JNL S&P    Seeks to match the performance of the S&P   Jackson National Asset
500 Index                            500(R) Index to provide long term capital   Management, LLC (and
                                     growth by investing in                      Mellon Capital
                                     large-capitalization company securities.    Management Corporation)

------------------------------------ ------------------------------------------- --------------------------

Mellon Capital Management/JNL S&P    Seeks to match the performance of the S&P   Jackson National Asset
400 Mid Cap Index                    400(R) Index to provide long term capital   Management, LLC (and
                                     growth by investing in equity securities    Mellon Capital
                                     of medium capitalization weighted           Management Corporation)
                                     domestic corporations.

------------------------------------ ------------------------------------------- --------------------------

Mellon Capital Management/JNL        Seeks to match the performance of the       Jackson National Asset
Small Cap Index                      Russell 2000(R) Index to provide long term  Management, LLC (and
                                     growth of capital by investing in equity    Mellon Capital
                                     securities of small to mid-size domestic    Management Corporation)
                                     corporations.

------------------------------------ ------------------------------------------- --------------------------

Mellon Capital Management/JNL        Seeks to match the performance of the       Jackson National Asset
International Index                  Morgan Stanley Capital International        Management, LLC (and
                                     Europe Australiasia Far East Free Index     Mellon Capital
                                     to provide long term capital growth by      Management Corporation)
                                     investing in international equity
                                     securities attempting to match
                                     the characteristics of each
                                     country within the index.

------------------------------------ ------------------------------------------- --------------------------

Mellon Capital Management/JNL Bond   Seeks to match the performance of the       Jackson National Asset
Index                                Lehman Brothers Aggregate Bond  Index to    Management, LLC (and
                                     provide a moderate rate of income by        Mellon Capital
                                     investing in domestic fixed income          Management Corporation)
                                     investments.

------------------------------------ ------------------------------------------- --------------------------
Oppenheimer/JNL Global Growth        Seek capital appreciation by investing      Jackson National Asset
                                     primarily in common stocks of companies     Management, LLC (and
                                     in the U.S. and foreign countries. The      OppenheimerFunds, Inc.)
                                     Series can invest without limit in
                                     foreign securities and can invest in any
                                     country, including countries with
                                     developed or emerging markets.
------------------------------------ ------------------------------------------- --------------------------
Oppenheimer/JNL Growth               Seek capital appreciation by investing      Jackson National Asset
                                     mainly in common stocks of "growth          Management, LLC (and
                                     companies." The Series currently focuses    OppenheimerFunds, Inc.)
                                     on stocks of companies having a large
                                     capitalization (currently more than $12
                                     billion) or mid-capitalization ($2
                                     billion to $12 billion), but this focus
                                     could change over time as well as the
                                     companies the Series considers to be
                                     currently large and mid-capitalization.
------------------------------------ ------------------------------------------- --------------------------
PIMCO/JNL Total Return               Seeks maximum total return, consistent      Jackson National Asset
Bond                                 with the preservation of capital and        Management, LLC (and
                                     prudent investment management, by           Pacific Investment
                                     normally investing at least 65% of its      Management Company LLC)
                                     assets in a diversified portfolio of
                                     investment-grade, fixed-income securities
                                     of U.S. and foreign issuers such as
                                     government, corporate, mortgage- and
                                     other asset-backed securities and cash
                                     equivalents.
------------------------------------ ------------------------------------------- --------------------------
PPM America/JNL Balanced             Seeks reasonable income, long-term          Jackson National Asset
                                     capital growth and preservation of          Management, LLC (and PPM
                                     capital by investing primarily in a         America, Inc.)
                                     diversified portfolio of common stock and
                                     fixed-income securities of U.S.
                                     companies, but may also invest in
                                     securities convertible into
                                     common stocks, deferred debt
                                     obligations and zero coupon
                                     bonds.
------------------------------------ ------------------------------------------- --------------------------
PPM America/ JNL High Yield Bond     Seeks to provide a high level of current    Jackson National Asset
                                     income, with capital appreciation as a      Management, LLC (and PPM
                                     secondary investment objective, by          America, Inc.)
                                     investing substantially in a diversified
                                     portfolio of long-term (over 10 years to
                                     maturity) and intermediate-term (3 to 10
                                     years to maturity) fixed-income
                                     securities of U.S. and foreign issuers,
                                     with an emphasis on higher-yielding,
                                     higher-risk, lower-rated or unrated bonds.
------------------------------------ ------------------------------------------- --------------------------
PPM America/ JNL Money Market        Seeks a high level of current income as     Jackson National Asset
                                     is consistent with the preservation of      Management, LLC (and PPM
                                     capital and maintenance of liquidity by     America, Inc.)
                                     investing in high quality, short-term money
                                     market instruments.
------------------------------------ ------------------------------------------- --------------------------
Putnam/JNL Growth                    Seeks long-term capital growth by           Jackson National Asset
                                     investing primarily in a diversified        Management, LLC (and
                                     portfolio of common stock of domestic,      Putnam Investment
                                     large-capitalization companies. However,    Management, Inc.)
                                     the Series may also invest in preferred
                                     stocks, bonds, convertible preferred
                                     stock and convertible debentures if the
                                     sub-adviser believes that they offer the
                                     potential for capital appreciation.
------------------------------------ ------------------------------------------- --------------------------
Putnam/JNL International Equity      Seeks long-term growth of capital by        Jackson National Asset
                                     investing at least 65% of its total         Management, LLC (and
                                     assets in a diversified portfolio           Putnam Investment
                                     consisting primarily of common stocks of    Management, Inc.)
                                     non-U.S. companies. The Series invests in
                                     foreign securities that the sub-adviser
                                     believes offer significant potential for
                                     long-term appreciation.
------------------------------------ ------------------------------------------- --------------------------
Putnam/JNL Midcap Growth             Seeks capital appreciation by investing     Jackson National Asset
                                     mainly in common stocks of U.S. companies   Management, LLC (and
                                     with a focus on growth stocks which are     Putnam Investment
                                     stocks whose earnings the sub-adviser       Management, Inc.)
                                     believes are likely to grow faster than
                                     the economy as a whole.
------------------------------------ ------------------------------------------- --------------------------
Putnam/JNL Value Equity              Seeks capital growth, with income as a      Jackson National Asset
                                     secondary objective, by investing           Management, LLC (and
                                     primarily in a diversified portfolio of     Putnam Investment
                                     equity securities of domestic,              Management, Inc.)
                                     large-capitalization companies. At least
                                     65% of its total assets will be invested,
                                     under normal market conditions, in equity
                                     securities.
------------------------------------ ------------------------------------------- --------------------------
Salomon Brothers/JNL Global Bond     Seeks a high level of current income,       Jackson National Asset
                                     with capital appreciation as a secondary    Management, LLC (and
                                     objective, by investing at least 65% of     Salomon Brothers Asset
                                     its total assets in a globally diverse      Management Inc)
                                     portfolio of fixed-income investments.
------------------------------------ ------------------------------------------- --------------------------
Salomon Brothers/JNL U.S.            Seeks a high level of current income by     Jackson National Asset
Government & Quality Bond            investing at least 65% of its assets in:    Management, LLC (and
                                     (i) U.S. Treasury obligations; (ii)         Salomon Brothers Asset
                                     obligations issued or guaranteed by         Management Inc)
                                     agencies or  instrumentalities of the
                                     U.S.  Government which are backed by
                                     their own credit and may not be backed by
                                     the full faith and credit of the U.S.
                                     Government; and (iii)  mortgage-backed
                                     securities  guaranteed by the Government
                                     National Mortgage Association that are
                                     supported by the full faith and credit of
                                     the U.S. Government.
------------------------------------ ------------------------------------------- --------------------------
S&P/JNL Conservative Growth Series   Seeks capital growth and current income     Jackson National Asset
I                                    by investing in a diversified group of      Management, LLC (and
                                     other Series of the Trust that invest in    Standard & Poor's
                                     equity and fixed income securities.         Investment Advisory
                                                                                 Services, Inc.)
------------------------------------ ------------------------------------------- --------------------------
S&P/JNL Moderate Growth Series I     Seeks capital growth with current income    Jackson National Asset
                                     as a secondary objective by investing in    Management, LLC (and
                                     a diversified group of other Series of      Standard & Poor's
                                     the Trust that invest in equity and fixed   Investment Advisory
                                     income securities.                          Services, Inc.)
------------------------------------ ------------------------------------------- --------------------------
S&P/JNL Aggressive Growth            Seeks capital growth by investing in a      Jackson National Asset
Series I                             diversified group of other Series of the    Management, LLC (and
                                     Trust that invest in equity and fixed       Standard & Poor's
                                     income securities.                          Investment Advisory
                                                                                 Services, Inc.)
------------------------------------ ------------------------------------------- --------------------------
S&P/JNL Very Aggressive Growth       Seeks capital growth by investing in a      Jackson National Asset
Series I                             diversified group of other Series of the    Management, LLC (and
                                     Trust that invest in equity securities.     Standard & Poor's
                                                                                 Investment Advisory
                                                                                 Services, Inc.)
------------------------------------ ------------------------------------------- --------------------------
S&P/JNL Equity Growth Series I       Seeks capital growth by investing in a      Jackson National Asset
                                     diversified group of other Series of the    Management, LLC (and
                                     Trust that invest primarily in equity       Standard & Poor's
                                     securities.                                 Investment Advisory
                                                                                 Services, Inc.)
------------------------------------ ------------------------------------------- --------------------------
S&P/JNL Equity Aggressive Growth     Seeks capital growth by investing in a      Jackson National Asset
Series I                             diversified group of other Series of the    Management, LLC (and
                                     Trust that invest primarily in equity       Standard & Poor's
                                     securities.                                 Investment Advisory
                                                                                 Services, Inc.)
------------------------------------ ------------------------------------------- --------------------------

S&P/JNL Core Index 50                Seeks capital growth and current income     Jackson National Asset
                                     by investing 50% of the series assets in    Management, LLC (and
                                     the index series of the Trust and 50% in    Standard & Poor's
                                     a diversified group of other Series of      Investment Advisory
                                     the Trust that invest in equity and fixed   Services, Inc.)
                                     income securities.

------------------------------------ ------------------------------------------- --------------------------

S&P/JNL Core Index 75                Seeks capital growth and current income     Jackson National Asset
                                     by investing 75% of the series assets in    Management, LLC (and
                                     the index series of the Trust and 25% in    Standard & Poor's
                                     a diversified group of other Series of      Investment Advisory
                                     the Trust that invest in equity and fixed   Services, Inc.)
                                     income securities.

------------------------------------ ------------------------------------------- --------------------------

S&P/JNL Core Index 100               Seeks capital growth and current income     Jackson National Asset
                                     by investing in the index series of the     Management, LLC (and
                                     Trust and the money market series.          Standard & Poor's
                                                                                 Investment Advisory
                                                                                 Services, Inc.)

------------------------------------ ------------------------------------------- --------------------------
T. Rowe Price/JNL Established        Seeks long-term growth of capital and       Jackson National Asset
Growth                               increasing dividend income by investing     Management, LLC (and T.
                                     primarily in a diversified portfolio of     Rowe Price Associates,
                                     common stocks of well-established U.S.      Inc.)
                                     growth companies.
------------------------------------ ------------------------------------------- --------------------------
T. Rowe Price/JNL Mid-Cap Growth     Seeks long-term growth of capital by        Jackson National Asset
                                     normally investing at least 65% of its      Management, LLC (and T.
                                     total assets in a diversified portfolio     Rowe Price Associates,
                                     of common stocks of medium-sized            Inc.)
                                     (mid-cap) U.S. companies which the
                                     sub-adviser expects to grow at a faster
                                     rate than the average company.
------------------------------------ ------------------------------------------- --------------------------

T. Rowe Price/JNL Value              Seeks long-term capital appreciation by     Jackson National Asset
                                     investing in common stocks believed to be   Management, LLC (and T.
                                     undervalued. Income is a secondary          Rowe Price Associates,
                                     objective.  In taking a value approach to   Inc.)
                                     investment selection, at least 65% of its
                                     total assets will be invested in common
                                     stocks the portfolio manager regards as
                                     undervalued.

------------------------------------ ------------------------------------------- --------------------------

JNLNY VARIABLE FUND I LLC

------------------------------------ ------------------------------------------- --------------------------

First Trust/JNL The DowSM  Target    Seeks a high total return through a         Jackson National Asset
10                                   combination of capital appreciation and     Management, LLC (and
                                     dividend income by investing
                                     First Trust Advisors
                                     approximately equal amounts in
                                     the common L.P.) stock of the ten
                                     companies included in the Dow
                                     Jones Industrial AverageSM which
                                     have the highest dividend yields
                                     on a pre-determined selection
                                     date.

------------------------------------ ------------------------------------------- --------------------------



     The investment objectives and policies of certain of the Series are similar to the investment objectives and policies of other mutual funds that the Series' investment sub-advisers also manage. Although the objectives and policies may be similar, the investment results of the Series may be higher or lower than the result of those other mutual funds. We cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same investment advisers. The Series described are available only through variable annuity contracts issued by Jackson National NY. They are NOT offered or made available to the general public directly.

     A Series' performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Series with a small asset base. A Series may not experience similar performance as its assets grow.

     You should read the prospectus for the JNL Series Trust and the JNLNY Variable Fund I LLC carefully before investing. Additional Series and Investment Divisions may be available in the future.


     VOTING PRIVILEGES. To the extent required by law, we will obtain instructions from you and other owners about how to vote our shares of a Series when there is a vote of shareholders of a Series. We will vote all the shares we own in proportion to those instructions from owners.


     SUBSTITUTION. We reserve the right to substitute a different Series or a different mutual fund for the one in which any Investment Division is currently invested, or transfer money to the General Account. We will not do this without any required approval of the SEC. We will give you notice of any substitution.




                                CONTRACT CHARGES

     There are charges associated with your Contract that reduce your Contract's investment returns. These charges may be a lesser amount where required by state law or as described below, but will not be increased. These charges (and certain other expenses) are as follows:


     MORTALITY AND EXPENSE RISK CHARGES. Each day, as part of our calculation of the value of the accumulation units and annuity units, we make a deduction for mortality and expense charges. On an annual basis, these charges equal 1.25% of the average daily net asset value of your allocations to the Investment Divisions. This charge does not apply to the Guaranteed Fixed Accounts.

     This charge compensates us for the risks we assume in connection with all the Contracts, not just your Contract. Our mortality risks under the Contracts arise from our obligations:


          o to make income payments for the life of the annuitant during the income phase;


          o to waive the  withdrawal  charge in the event of the owner's  death;
          and


          o to provide a basic death benefit and an optional Earnings Protection Benefit prior to the income date.

     Our expense risks under the Contracts, include the risk that our actual cost of administering the Contracts and the Investment Divisions may exceed the amount that we receive from the administration charge and the annual contract maintenance charges. Included among these expense risk are those that we assume in connection with waivers of withdrawal charges under the Extended Care Benefit.


     YOUR CONTRACT'S CHARGES COMPENSATE US FOR OUR EXPENSES OF SELLING AND ADMINISTERING YOUR CONTRACT AND FOR THE SERVICES AND BENEFITS WE PROVIDE AND THE MORTALITY AND EXPENSE RISKS WE ASSUME UNDER THE CONTRACTS.


     ANNUAL CONTRACT MAINTENANCE CHARGE. During the accumulation phase, we deduct a $30 annual contract maintenance charge on each anniversary of the ISSUE DATE (the date your Contract was issued). We will also deduct the annual contract maintenance charge if you make a total withdrawal. This charge is for administrative expenses. We will not deduct this charge, if when the deduction is to be made, the value of your Contract is $50,000 or more.


     ADMINISTRATION CHARGE. Each day, as part of our calculation of the value of the accumulation units and annuity units, we make a deduction for administration charges. On an annual basis, these charges equal 0.15% of the average daily net asset value of your allocations to the Investment Divisions. This charge does not apply to the Guaranteed Fixed Accounts. This charge compensates us for our expenses incurred in administering the Contracts and the Separate Account.

     TRANSFER CHARGE. You must pay $25 for each transfer in excess of 15 in a contract year. This charge is deducted from the amount that is transferred prior to the allocation to the new contract option. We waive the transfer charge in connection with dollar cost averaging or rebalancing transfers and we may charge a lesser fee where required by state law.


     WITHDRAWAL CHARGE. At any time during the accumulation phase (if and to the extent that contract value is sufficient to pay any remaining withdrawal charges that remain after a withdrawal), you may withdraw the following with no withdrawal charge:

          o PREMIUMS THAT ARE NO LONGER SUBJECT TO A WITHDRAWAL CHARGE (premiums in your annuity for at least seven (five with five-year withdrawal option) years without being withdrawn), plus

          o EARNINGS (excess of contract value in the Allocation Options over remaining premium in these Options)

          o ADDITIONAL FREE WITHDRAWALS

               o for the first withdrawal during a contract year, 10% of premiums that remain subject to withdrawal charges and has not been previously withdrawn, minus earnings, or

               o  if  you  have  elected  the  20%  Additional  Free  Withdrawal endorsement, during each contract year, 20% of premiums that remain subject to withdrawal charges and has not been previously withdrawn (this can be withdrawn at once or in segments throughout the contract year), minus earnings.


     WE WILL DEDUCT A WITHDRAWAL CHARGE ON:

          o partial withdrawals in excess of the free withdrawal amounts, or


          o total withdrawals.


     The amount of the withdrawal charge deducted varies (depending upon whether you have elected the Five Year Withdrawal Period endorsement and how many years prior to the withdrawal you made the premium payment(s) you are withdrawing) according to the following schedule:

     WITHDRAWAL CHARGE (as a percentage of premium payments):

     Contribution Year
     of Premium Payment     1         2        3        4        5        6        7       8+

     Withdrawal Charge      7%       6%       5%       4%       3%       2%       1%        0

     Withdrawal Charge
     if Five-Year
     Period is Elected     6.5%      5%       3%       2%       1%        0        0        0


     For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings and then from the oldest remaining premium. If you make a full withdrawal, the withdrawal charge is based on premiums remaining in the Contract and no free withdrawal amount applies. If you withdraw only part of the value of your Contract, we deduct the withdrawal charge from the remaining value in your Contract. The withdrawal charge compensates us for costs associated with selling the Contracts.

     Note: Withdrawals under a non-qualified Contract will be taxable on an "income first" basis. This means that any withdrawal from a non-qualified Contract that does not exceed the accumulated income under the Contract will be taxable in full. Any withdrawals under a tax-qualified Contract will be taxable except to the extent that they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

     We do not assess the withdrawal charge on any payments paid out as:

          o income payments;

          o death benefits;

          o   withdrawals   necessary   to  satisfy  the  minimum   distribution
          requirements of the Internal Revenue Code; or

          o withdrawals of up to $250,000 from the Separate Account or from the Guaranteed Fixed Accounts if you need extended hospital or nursing home care as provided in your Contract.

          We may reduce or eliminate the amount of the withdrawal charge when the Contract is sold under circumstances that reduce our sales expense. Some examples are: the purchase of a Contract by a large group of individuals or an existing relationship between us and a prospective purchaser. We may not deduct a withdrawal charge under a Contract issued to an officer, director, agent or employee of Jackson National NY or any of our affiliates.

     o WITHDRAWAL CHARGES APPLY TO PARTIAL WITHDRAWALS IN EXCESS OF FREE WITHDRAWAL AMOUNTS AND TO ANY TOTAL WITHDRAWAL.

     o FREE WITHDRAWALS DO NOT REDUCE THE TOTAL WITHDRAWAL CHARGES APPLICABLE TO A TOTAL WITHDRAWAL.



     EARNINGS PROTECTION BENEFIT CHARGE. If you select the Earnings Protection Benefit Endorsement, you will pay us a charge that equals 0.30% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. We stop deducting this charge on the income date.

     CHARGES FOR BENEFITS PROVIDED IN OPTIONAL ENDORSEMENTS ONLY APPLY IF YOU ELECT THOSE ENDORSEMENTS.

     CONTRACT ENHANCEMENT CHARGE. If you select one of the Contract Enhancements, then for a period of seven contract years (five for the 2% Contract Enhancement) a charge will be imposed based upon the average daily net asset value of your allocations to the Investment Divisions. These charges will also be assessed against any amounts you have allocated to the Guaranteed Fixed Accounts by reducing credited rates (but not below 3%, assuming no withdrawals). The amounts of these charges (or reductions in credited rates) depend upon which of the Contract Enhancements you select:


     Contract Enhancement           2%          3%           4%

     Charge(on an annual basis)    0.40%       0.425%       0.57%

     CONTRACT ENHANCEMENT RECAPTURE CHARGE. If you select a Contract Enhancement and then make a partial or total withdrawal from your Contract in the first seven years (five years for the 2% Contract Enhancement) since the premium payment withdrawn was made, you will pay a Contract Enhancement recapture charge that reimburses us for all or part of the Contract Enhancements that we credited to your Contract based on your first year payments. The amounts of these charges are as follows:

     CONTRACT ENHANCEMENT RECAPTURE CHARGE (as a percentage of the corresponding first year premium payment withdrawn if an optional Contract Enhancement is selected)


        Contribution Year of Premium          1      2        3         4          5         6          7       8+
        Payment 15
        Recapture Charge (2% Credit)         2%     2%      1.25%     1.25%      0.5%        0          0       0
        Recapture Charge (3% Credit)         3%     3%        2%        2%        2%         1%         1%      0
        Recapture Charge (4% Credit)         4%     4%       2.5%      2.5%      2.5%      1.25%      1.25%     0



     We do not assess the recapture charge on any amounts paid out as:

          o death benefits;

          o withdrawals taken under your Contract's free withdrawal provisions;

          o   withdrawals   necessary   to  satisfy  the  minimum   distribution
          requirements of the Internal Revenue Code; or

          o withdrawals of up to $250,000 from the Separate Account or from the Guaranteed Fixed Accounts if you need extended hospital or nursing home care as provided in your Contract.



     FIVE-YEAR WITHDRAWAL CHARGE PERIOD. If you select the optional five-year withdrawal charge period feature, you will pay 0.30% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. We stop deducting this charge on the income date.

     20% ADDITIONAL FREE WITHDRAWAL CHARGE. If you select the optional feature that permits you to withdraw 20% of premium (still subject to a withdrawal charge minus earnings) during a contract year without a withdrawal charge, you will pay 0.30% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. We stop deducting this charge on the income date.


     COMMUTATION FEE. If you make a total withdrawal from your Contract after income payments have commenced under income option 4, or if after your death during the period for which payments are guaranteed to be made under income option 3 your beneficiary elects to receive a lump sum payment, the amount received will be reduced by (a) minus (b) where:

          o (a) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at the rate assumed in calculating the initial payment; and

          o (b) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at a rate no more than 1.00% higher than the rate used in (a).


     OTHER EXPENSES. We pay the operating expenses of the Separate Account. There are deductions from and expenses paid out of the assets of the Series. These expenses are described in the attached prospectus for the JNL Series Trust and the JNLNY Variable Fund I LLC.


     PREMIUM TAXES. Some states and other governmental entities charge premium taxes or other similar taxes. We pay these taxes and may make a deduction from your contract values for them. Premium taxes generally range from 0% to 4% depending on the state.

15 Any applicable Contract Enhancement recapture charges are deducted at the income date as well as on partial withdrawals in excess of free withdrawal amounts, upon total withdrawals and if the contract is returned during the free look period.

     INCOME TAXES. We reserve the right, when calculating unit values, to deduct a credit or charge with respect to any taxes we have paid or reserved for during the valuation period that we determine to be attributable to the operation of an Investment Division. No federal income taxes are applicable under present law, and we are not presently making any such deduction.

     IF YOUR STATE OR THE FEDERAL GOVERNMENT TAX US BECAUSE OF YOUR CONTRACT, WE CHARGE YOU FOR THOSE TAXES.

     DISTRIBUTION OF CONTRACTS. Jackson National Life Distributors, Inc., located at 401 Wilshire Boulevard, Suite 1200, Santa Monica, California 90401, serves as the distributor of the Contracts. Jackson National Life Distributors, Inc. is a wholly-owned subsidiary of Jackson National Life Insurance Company.


     Commissions are paid to broker-dealers who sell the Contracts. While commissions may vary, they are not expected to exceed 8% of any premium payment. Where lower commissions are paid, we may also pay trail commissions. We may also pay commissions on the income date. Under certain circumstances, we may pay bonuses, overrides, and marketing allowances, in addition to the standard commissions. We may, under certain circumstances where permitted by applicable law, pay a bonus to a Contract purchaser to the extent the broker-dealer waives its commission. We may use any of our corporate assets to cover the cost of distribution, including any profit from the Contract's mortality and expense risk charge and other charges. We are affiliated with the following broker-dealers:

          o National Planning Corporation,

          o SII Investments, Inc.,

          o IFC Holdings, Inc. D/B/A Invest Financial Corporation and

          o Investment Centers of America, Inc.

     WE PAY BROKERS COMMISSIONS FOR SELLING CONTRACTS.


                                    PURCHASES

     MINIMUM INITIAL PREMIUM:

          o $5,000 under most circumstances.

          o $2,000 for a qualified plan Contract.

     MINIMUM ADDITIONAL PREMIUMS:

          o $500 for a qualified or non-qualified plan.

          o $50 for an automatic payment plan.

          o You can pay additional premiums at any time during the accumulation phase.


     These minimums apply to purchases, but do not preclude subsequent partial withdrawals that would reduce contract values below the minimum initial purchase amounts, as long as the amount left in the account is sufficient to pay the withdrawal charge. The minimum you may allocate to a Guaranteed Fixed Account or Investment Division is $100. There is a $100 minimum balance requirement for each Guaranteed Fixed Account and Investment Division.


     MAXIMUM PREMIUMS:

          o The maximum aggregate premiums you may make without our prior approval is $1 million.

     ALLOCATIONS OF PREMIUM. You may allocate your premiums to one or more of the Allocation Options. Each allocation must be a whole percentage between 0% and 100%. We will allocate any additional premiums you pay in the same way unless you instruct us otherwise. These allocations will be subject to our minimum allocation rules described above.

     Although more than 18 Investment Divisions are available under your Contract, you may not allocate your contract values among more than 18 Allocation Options at any one time.

     We will issue your Contract and allocate your first premium within two business days (days when the New York Stock Exchange is open) after we receive your first premium and all information that we require for the purchase of a Contract. If we do not receive all of the information that we require, we will contact you to get the necessary information. If for some reason we are unable to complete this process within five business days, we will either return your money or get your permission to keep it until we receive all of the required information.

     Each business day ends when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.

     YOU MAY SELECT NO MORE THAN 18 OF THE INVESTMENT DIVISIONS PLUS THE FIXED ACCOUNTS AT ANY ONE TIME.


     OPTIONAL CONTRACT ENHANCEMENTS. If you elect one of our optional Contract Enhancement endorsements, then at the end of any business day in the first contract year when we receive a premium payment, we will credit your contract values with an additional 2%, 3% or 4% of your payment, depending upon which Contract Enhancement you have selected. THE 2% CONTRACT
     ENHANCEMENT IS THE ONLY CONTRACT ENHANCEMENT THAT IS AVAILABLE IF YOU SELECT EITHER THE 20% ADDITIONAL FREE WITHDRAWAL OPTION OR THE FIVE-YEAR WITHDRAWAL OPTION. There is a charge that is assessed against the Investment Divisions and the Guaranteed Fixed Accounts for the Contract Enhancements whose amount depends upon which Contract Enhancement you elect. We will impose a Contract Enhancement recapture charge if you


          o make withdrawals in excess of the free withdrawals permitted by your Contract (or an additional free withdrawal endorsement if elected),

          o elect to receive payment under an income option, or

          o return your Contract during the Free Look period.


     The amount and duration of the recapture charge depends upon which Contract Enhancement you elect. We will not impose the Contract Enhancement recapture charge if your withdrawal is made for extended care, for withdrawals made in accordance with your Contract's free withdrawal provisions or in accordance with an additional free withdrawal endorsement, or to satisfy minimum distribution requirements of the Internal Revenue Code. We expect to make a profit on these charges for the Contract Enhancements. Please see the Appendix for examples.


     Your contract value will reflect any gains or losses attributable to a Contract Enhancement described above. Contract Enhancements, and any gains attributable to a Contract Enhancement, distributed under your Contract will be considered earnings under the contract for tax purposes.

     Asset-based charges are deducted from the total value of the Separate Account. In addition, for the Guaranteed Fixed Accounts, the Contract Enhancement charge lowers the credited rate that would apply if the Contract Enhancement had not been elected. Therefore, your Contract incurs charges on the entire amounts included in your Contract, which includes premium payments made in the first seven (five for the 2% Contract Enhancement) years, the Contract Enhancement and the earnings, if any, on such amounts for the first seven (five for the 2% Contract Enhancement) contract years. As a result, the aggregate charges assessed will be higher than those that would be charged if the Contract did not include the Contract Enhancement. Accordingly, it is possible that upon surrender, particularly in a declining market, you will receive less money back than you would have if you had not elected the Contract Enhancement. Jackson National NY will recapture all or part of any Contract Enhancements if you make withdrawals in the first seven (five for the 2% Contract Enhancement) years. We expect to profit from certain charges assessed under the Contract, including the withdrawal charge, the mortality and expense risk charge and the Contract Enhancement charge.

     If you elect the Contract Enhancement and then make more than relatively small premium payments during contract years two through seven (five for the 2% Contract Enhancement), you would likely have lower account values than if you had not elected the Contract Enhancement. If you make premium payments only in the first contract year for the 2% credit, and do not make a withdrawal during the first five years, however, it takes only a 1.20% or better rate of return for you to be better off having elected the Contract Enhancement. If you make premium payments only in the first contract year for the 3% and 4% Contract Enhancement, and do not make a withdrawal during the first seven years, however, it takes only a 1.00% and 2.05%, respectively, or better rate of return for you to be better off having elected the Contract Enhancement. Thus, the Contract Enhancement is suitable only for those who expect to hold their contracts for at least seven years (five years for the 2% Contract Enhancement) and who make substantially all of their premium payments in the first contract year or after the seventh (fifth for the 2% credit) contract year.

     OPTIONAL CONTRACT ENHANCEMENTS ARE MOST SUITABLE IF YOU INTEND TO MAKE ONLY YOUR INITIAL PREMIUM PAYMENT.

     CAPITAL PROTECTION PROGRAM. If you select our Capital Protection program, we will allocate enough of your premium to the Guaranteed Fixed Account you select to assure that the amount so allocated will equal at the end of a selected period of 1, 3, 5, or 7 years, your total original premium paid. You may allocate the rest of your premium to any Investment Division(s). If any part of the Guaranteed Fixed Account value is surrendered or transferred before the end of the selected guarantee period, the value at the end of that period will not equal the original premium.

     For an example of Capital Protection, assume you made a premium payment of $10,000 when the interest rate for the seven-year guaranteed period was 6.75% per year. We would allocate $6,331 to that guarantee period because $6,331 would increase at that interest rate to $10,000 after seven years. The remaining $3,669 of the payment would be allocated to the Investment Division(s) you selected.

     ACCUMULATION UNITS. Your contract value allocated to the Investment Divisions will go up or down depending on the performance of the Investment Divisions you select. In order to keep track of the value of your Contract during the accumulation phase, we use a unit of measure called an "accumulation unit." During the income phase we use a measure called an "annuity unit."

     Every business day, we determine the value of an accumulation unit for each of the Investment Divisions by:

          o determining the total amount of assets held in the particular Investment Division;


          o subtracting any charges and taxes chargeable under the Contract; and


          o dividing this amount by the number of outstanding accumulation units.

     The value of an accumulation unit may go up or down from day to day and may be different for different charges.

     When you make a premium payment, we credit your Contract with accumulation units. The number of accumulation units we credit is determined at the close of that business day by dividing the amount of the premium allocated to any Investment Division by the value of the accumulation unit for that Investment Division.

     THE VALUE OF YOUR ALLOCATIONS TO INVESTMENT DIVISIONS IS MEASURED IN "ACCUMULATION UNITS."

                                    TRANSFERS

     You may transfer your contract value among the Investment Divisions at any time, but transfers between a Guaranteed Fixed Account option and an Investment Division must occur prior to the income date. Transfers from the Guaranteed Fixed Accounts will be subject to any applicable Interest Rate Adjustment. You can make 15 transfers every contract year during the accumulation phase without charge.

     A transfer will be effective as of the end of the business day when we receive your transfer request in good order.

     YOU MAY MAKE UP TO 15 FREE TRANSFERS PER CONTRACT YEAR.

     RESTRICTIONS ON TRANSFERS. To the extent permitted by applicable law, we reserve the right to restrict the number of transfers per year that you can request and to restrict you from making transfers on consecutive business days. In addition, your right to make transfers may be modified if we determine that the exercise by one or more Contract owners is, or would be, to the disadvantage of other owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which we consider to be to the disadvantage of other owners. A modification could be applied to transfers to or from one or more of the Investment Divisions, and could include, but are not limited to:

          o requiring a minimum time period between each transfer;

          o limiting transfer requests from an agent acting on behalf of one or more Contract owners or under a power of attorney on behalf of one or more Contract owners; or

          o limiting the dollar amount that you may transfer at any one time.

     WE RESERVE THE RIGHT TO MODIFY YOUR TRANSFER RIGHTS IF WE BELIEVE IT IS NECESSARY TO PREVENT DISADVANTAGE TO OTHER OWNERS.

     TELEPHONE TRANSACTIONS. You may make transfers by telephone, unless you elect not to have this privilege. When authorizing a transfer, you must complete your telephone call by the close of that business day (usually 4:00 p.m. Eastern time) in order to receive that day's accumulation unit value for an Investment Division.

     We attempt to assure that your telephone authorizations are genuine by requesting identifying information and tape recording telephone communications. We disclaim all liability for any claim, loss or expense resulting from any alleged error or mistake in connection with a telephone transfer you did not properly authorize. However, if we fail to employ reasonable procedures to ensure that all telephone transfers are properly authorized, we may be held liable for such losses. We reserve the right to modify or discontinue at any time and without notice the acceptance of instructions from someone other than you, the telephone transfer privilege, and/or the right to make transfers.

     YOU MAY TRANSFER YOUR CONTRACT VALUES AMONG ALLOCATION OPTIONS BY TELEPHONE OR VIA THE INTERNET, BUT WITHDRAWAL REQUESTS AND IN-COME PAYMENT ELECTIONS MUST BE IN WRITING.


                              ACCESS TO YOUR MONEY

     You can have access to the money in your Contract:

          o by making either a partial or complete withdrawal, or

          o by electing to receive income payments.

     Your beneficiary can have access to the money in your Contract when a death benefit is paid.

     When you make a complete withdrawal you will receive the value of your Contract on the day you make the withdrawal, minus any applicable premium tax, annual contract maintenance charges, charges due under any optional endorsement and all applicable withdrawal charges, adjusted for any applicable Interest Rate Adjustment.

     Your withdrawal request must be in writing. We will accept withdrawal requests submitted via facsimile. There are risks associated with not requiring original signatures in order to disburse Contract owner monies.

     Except in connection with the systematic withdrawal program, you must withdraw at least $500 or, if less, the entire amount in the Guaranteed Fixed Account or Investment Division from which you are making the withdrawal. After your withdrawal, you must have at least $100 left in the Guaranteed Fixed Account or Investment Division.

     INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE. THERE ARE LIMITATIONS ON WITHDRAWALS FROM QUALIFIED PLANS. SEE "TAXES."

     WITHDRAWALS MAY BE TAXED, INCLUDING A POSSIBLE PENALTY TAX IF YOU ARE UNDER AGE 59 1/2.



     WAIVER OF WITHDRAWAL CHARGES FOR EXTENDED CARE. We will waive the withdrawal charge (but not any Interest Rate Adjustment) that would otherwise apply in certain circumstances by providing you, at no charge, an EXTENDED CARE BENEFIT, under which we will waive any withdrawal charges on amounts of up to $250,000 from the Separate Account or from the Guaranteed Fixed Account that you withdraw after providing us with a physician's statement that you have been confined to a nursing home or hospital for 90 consecutive days, beginning at least 30 days after your Contract was issued. You may exercise this benefit once under your contract.

     OPTIONAL FIVE-YEAR WITHDRAWAL CHARGE PERIOD. You may elect an endorsement to your Contract that substitutes for the Contract's usual seven-year withdrawal period a five-year withdrawal period with withdrawal charges in contribution years one through five of 6.5%, 5%, 3%, 2% and 1% respectively, and 0% thereafter. The charge for this optional feature on an annualized basis is 0.30% of the average daily net asset value of your allocations to the Investment Divisions. You may NOT elect this option if you elect the 3% or 4% Contract Enhancement endorsement.

     20% ADDITIONAL FREE WITHDRAWAL CHARGE. You may elect an endorsement to your contract that permits you to withdraw an additional 20% of premium that is no longer subject to a withdrawal charge, minus earnings during a contract year without a withdrawal charge. You will pay 0.30% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. You may not elect this option if you elect the 3% or 4% Contract Enhancement endorsement. This endorsement will replace the 10% Free Withdrawal.


     SYSTEMATIC WITHDRAWAL PROGRAM. You can arrange to have money automatically sent to you periodically while your Contract is still in the accumulation phase. You will have to pay taxes on money you receive. You may be subject to a withdrawal charge and an Interest Rate Adjustment.

     SUSPENSION OF WITHDRAWALS OR TRANSFERS. We may be required to suspend or delay withdrawals or transfers from an Investment Division when:

          o the New York Stock Exchange is closed (other than customary weekend and holiday closings);

          o under applicable SEC rules, trading on the New York Stock Exchange is restricted;

          o under applicable SEC rules, an emergency exists so that it is not reasonably practicable to dispose of securities in an Investment Division or determine the value of its assets; or,

          o the SEC, by order, may permit for the protection of owners.

     We have reserved the right to defer payment for a withdrawal or transfer from the Guaranteed Fixed Accounts for the period permitted by law, but not more than six months.



                       INCOME PAYMENTS (THE INCOME PHASE)

     The income phase of your Contract occurs when you begin receiving regular income payments from us. The income date is the day on which those payments begin. Once income payments begin, the contract cannot be returned to the accumulation phase. The income date must be at least one year after the contract is issued. You can choose the income date and an income option. The income options are described below.


     If you do not choose an income option, we will assume that you selected Option 3, which provides a life annuity with 120 months of guaranteed payments.

     You can change the income date or income option at any time before the income date, but the income date may only be changed to a later date, once one has been selected. You must give us written notice at least seven days before the scheduled income date. Income payments must begin by your 90th birthday under a non-qualified Contract or the calendar year in which you attain age 70 1/2 under a traditional Individual Retirement Annuity. Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire. Distributions from Roth IRAs are not required prior to your death.

     At the income date, you can choose to receive fixed or variable payments from the Investment Divisions. Unless you tell us otherwise, your income payments will be based on the Allocation Options that were in place on the income date.

     You can choose to have income payments made monthly, quarterly, semi-annually, or annually. However, if you have less than $2,000 to apply toward an income option, we may provide your payment in a single lump sum. Likewise, if your first income payment would be less than $20, we may set the frequency of payments so that the first payment would be at least $20.

     IN YOUR CONTRACT'S INCOME PHASE, WE MAKE REGULAR PAYMENTS TO YOU.

     VARIABLE INCOME PAYMENTS. If you choose to have any portion of your income payments based upon one or more Investment Divisions, the dollar amount of your initial annuity payment will depend primarily upon the following:

          o the amount of your contract value you allocate to the Investment Division(s) on the income date;

          o the amount of any applicable premium taxes, recapture charges or withdrawal charges deducted from your contract value on the income date;

          o which income option you select; and


          o the investment factors listed in your Contract that translate the amount of your contract value (as adjusted for applicable charges, frequency of payment and commencement date) into initial payment amounts that are measured by the number of annuity units of the Investment Division(s) you select credited to your Contract.


     The investment factors in your Contract are calculated based upon a variety of factors, including the age and gender of the annuitant if you select an income option with a life contingency and an assumed investment rate of 3%.

     We calculate the dollar amount of subsequent income payments that you receive based upon the performance of the Investment Divisions you select. If that performance (measured by changes in the value of annuity units) exceeds the assumed investment rate, then your income payments will increase; if that performance is less than the assumed investment rate, then your income payments will decrease.

     THE AMOUNT OF YOUR INCOME PAYMENTS CAN BE GUARANTEED OR CAN VARY BASED ON THE PERFORMANCE OF THE INVESTMENT DIVISIONS YOU SELECT.

     INCOME OPTIONS. The annuitant is the person whose life we look to when we make income payments (each description assumes that you are the owner and annuitant). The following income options may not be available in all states.

          OPTION 1 - Life Income. This income option provides monthly payments for your life.

          OPTION 2 - Joint and Survivor. This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you.

          OPTION 3 - Life Annuity With at least 120 or 240 Monthly Payments. This income option provides monthly payments for the annuitant's life, but with payments continuing to the beneficiary for the remainder of 10 or 20 years (as you select) if the annuitant dies before the end of the selected period. If the beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.

          OPTION 4 - Income for a Specified Period. This income option provides monthly payments for any number of years from 5 to 30. If the beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.

          ADDITIONAL OPTIONS - We may make other income options available.

                                  DEATH BENEFIT

     The death benefit paid to your beneficiary upon your death is calculated as of the date we receive completed claim forms and proof of death from the beneficiary of record. The death benefit paid will be the basic death benefit unless you have selected the optional Earnings Protection Benefit.

     BASIC DEATH BENEFIT. If you die before moving to the income phase, the person you have chosen as your beneficiary will receive a death benefit. If you have a joint owner, the death benefit will be paid when the first joint owner dies. The surviving joint owner will be treated as the beneficiary. Any other beneficiary designated will be treated as a contingent beneficiary. Only a spouse beneficiary has the right to continue the Contract in force upon your death.

     The death benefit equals the greater of:

          o Your contract value on the date we receive proof of death and completed claim forms from your beneficiary; or


          o The total  premiums  you have paid  since your  Contract  was issued
          minus  prior  withdrawals   (including  any  applicable   charges  and
          adjustments) and premium taxes; or


          o The greatest anniversary value prior to your 86th birthday. The anniversary value is the contract value on the first day of a contract year, minus any withdrawals and withdrawal charges, plus any additional premiums since that day.

     The death benefit can be paid under one of the following death benefit option:

          o single lump sum payment; or

          o payment of entire death benefit within 5 years of the date of death; or

          o payment of the death benefit under an income option over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy.


     Unless the beneficiary chooses to receive the death benefit in a single sum, the beneficiary must elect an income option within the 60-day period beginning with the date we receive proof of death and payments must begin within one year of the date of death. If the beneficiary chooses to receive the death benefit in a single sum and all the necessary requirements are met, we will pay the death benefit within seven days. If your beneficiary is your spouse, he/she can continue the Contract in his/her own name. The Special Spousal Continuation Option is one way to continue your contract. See the "Special Spousal Continuation" section below.

     As owner, you may also make a predetermined selection of the death benefit option to be paid if your death occurs before the Income Date. If this Predetermined Death Benefit Option Election is in force at the time of your death, the payment of the death benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract. This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by law.


     IF YOU DIE BEFORE YOUR CONTRACT'S INCOME PHASE, YOUR BENEFICIARY WILL BE PAID AT LEAST THE GREATER OF YOUR CONTRACT VALUE, YOUR NET PREMIUM PAYMENTS OR THE GREATEST ANNIVERSARY VALUE PRIOR TO YOUR 86TH BIRTHDAY.

     EARNINGS PROTECTION BENEFIT. The Earnings Protection Benefit is an optional benefit that may increase the amount of the death benefit payable at your death. If you are 75 years of age or younger when your Contract is issued, you may elect the Earnings Protection Benefit.

     If you are under the age of 70 when your Contract is issued and you elect the Earnings Protection Benefit, the amount that will be added to the death benefit that is otherwise payable is 40% of the earnings in your Contract, subject to the limit described below.

     If you are age 70 - 75 when your Contract is issued and you elect the Earnings Protection Benefit, the amount that will be added to the death benefit that is otherwise payable is 25% of the earnings in your Contract, subject to the limit described below.

     For purposes of this benefit, we define EARNINGS as the amount by which the sum of your contract value exceeds the REMAINING PREMIUMS (premiums not previously withdrawn) . If the earnings amount is negative, i.e., the total remaining premiums are greater than your contract value, no Earnings Protection Benefit will be paid.

     In determining the maximum amount of earnings on which we will calculate your Earnings Protection Benefit, earnings shall never exceed 250% of the remaining premium excluding remaining premiums paid in the 12 months prior to the date of your death (other than your initial premium if you die in the first contract year).

     As described below, if your spouse exercises the Special Spousal Continuation Option upon your death, the Earnings Protection Benefit will be paid upon your death and your spouse may discontinue the Earnings Protection Benefit at that time. If your spouse fails to make that election, the Earnings Protection Benefit will remain in force and upon your spouse's death we will pay an Earnings Protection Benefit if the Contract has accrued additional earnings since your death. In calculating that benefit, we will not take into consideration earnings accrued on or prior to the Continuation Date (as defined in "Special Spousal Continuation Option" below). In addition, the maximum earnings on which we calculate the Earnings Protection Benefit is 250% of the contract value after application of the Continuation Adjustment plus remaining premium paid on or after the Continuation Date (excluding remaining premiums paid within 12 months of your spouse's death).

     You must elect the Earnings Protection Benefit when you apply for your Contract. Once elected, the benefit may not be terminated. However, if the Contract is continued under the Special Spousal Continuation Option, your spouse may then elect to discontinue the Earnings Protection Benefit.

     No Earnings Protection Benefit (other than a "Continuation Adjustment" described below in "Special Spousal Continuation) will be paid:

          o If your Contract is in the income phase at the time of your death;

          o If there are no earnings in your Contract; or

          o If your spouse exercises the Special Spousal Continuation Option (described below) and either

               o is age 76 or older at the Continuation Date or

               o elects to discontinue the Earnings Protection Benefit.

     If you elect this benefit, we will deduct an additional annualized charge of .30% of the average daily asset value of your allocations to the Investment Divisions during the accumulation phase of the Contract.

     This charge continues if your spouse elects to continue the Contract under the Special Spousal Continuation Option unless your spouse elects to discontinue it.

     AN OPTIONAL EARNINGS PROTECTION BENEFIT ENDORSEMENT (FOR A CHARGE AT AN ANNUAL RATE OF 0.30%) ADDS UP TO 40% OF YOUR CONTRACT'S "EARNINGS" TO YOUR DEATH BENEFIT. EARNINGS CAN NOT EXCEED 250% OF THE REMAINING PREMIUMS.

     SPECIAL SPOUSAL CONTINUATION OPTION. If your spouse is the beneficiary and elects to continue the Contract in his or her own name after your death, pursuant to the Special Spousal Continuation Option no death benefit will be paid at that time. Instead, we will contribute to the Contract a Continuation Adjustment, which is the amount by which the death benefit that would have been payable (including the Earnings Protection Benefit, if any) exceeds the contract value. We calculate this amount using the contract value and death benefit as of the date we receive completed forms and due proof of death from the beneficiary of record and the spousal beneficiary's written request to continue the Contract (the "Continuation Date"). We will add this amount to the Contract based on the current allocation instructions at the time of your death, subject to any minimum allocation restrictions, unless we receive other allocation instructions from your spouse. The Special Spousal Continuation Option will only be available if it is approved by the state of New York.

     If your spouse continues the Contract in his/her own name under the Special Spousal Continuation option, the new contract value will be considered the initial premium for purposes of determining any future death benefit under the Contract. The age of the surviving spouse at the time of the continuation of the Contract will be used to determine all benefits under the Contract

     If your spouse elects to continue the Contract, your spouse, as new owner, cannot terminate most of the optional benefits you elected. However, your spouse may then terminate the Earnings Protection Benefit and no further Earnings Protection Benefit charges will be deducted and no Earnings Protection Benefit will be paid upon your spouse's death. The Contract, and its optional benefits, remain the same except as described above. Your spouse will also be subject to the same fees, charges and expenses under the Contract as you were.

     UNLESS YOUR SPOUSE DISCONTINUES THE EARNINGS PROTECTION BENEFIT ON THE CONTINUATION DATE, CHARGES FOR THE BENEFIT WILL BE DEDUCTED EVEN THOUGH NO ENHANCED EARNINGS BENEFIT WILL APPLY IF YOUR SPOUSE IS 76 OR OLDER WHEN THE CONTRACT IS CONTINUED.


     IF YOU HAVE ELECTED THE  PREDETERMINED  DEATH BENEFIT  OPTION  ELECTION THE
     CONTRACT CAN NOT BE CONTINUED UNDER THE SPECIAL SPOUSAL CONTINUATION OPTION, UNLESS PREVENTING CONTINUATION WOULD BE PROHIBITED BY LAW.

     A BENEFICIARY WHO IS THE SPOUSE OF THE CONTRACT OWNER MAY ELECT TO CONTINUE THE CONTRACT RATHER THAN RECEIVE A DEATH BENEFIT PAYMENT. IN THAT CASE, THE CONTRACT VALUE WILL BE INCREASED BY THE AMOUNT (IF ANY) THAT THE DEATH BENEFIT THAT WOULD HAVE BEEN PAID EXCEEDS CONTRACT VALUE AT THE DEATH OF THE OWNER.


     DEATH OF OWNER ON OR AFTER THE INCOME DATE. If you or a joint owner dies, and is not the annuitant, on or after the income date, any remaining payments under the income option elected will continue at least as rapidly as under the method of distribution in effect at the date of death. If you die, the beneficiary becomes the owner.

     DEATH OF ANNUITANT. If the annuitant is not an owner or joint owner and the annuitant dies before the income date, you can name a new annuitant. If you do not name a new annuitant within 30 days of the death of the annuitant, you will become the annuitant. However, if the owner is a non-natural person (for example, a corporation), then the death of the annuitant will be treated as the death of the owner, and a new annuitant may not be named.

     If the annuitant dies on or after the income date, any remaining guaranteed payments will be paid to the beneficiary as provided for in the income option selected. Any remaining guaranteed payments will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.



                                      TAXES

     THE FOLLOWING IS ONLY GENERAL INFORMATION AND IS NOT INTENDED AS TAX ADVICE TO ANY INDIVIDUAL. ADDITIONAL TAX INFORMATION IS INCLUDED IN THE SAI. YOU SHOULD CONSULT YOUR OWN TAX ADVISER AS TO HOW THESE GENERAL RULES WILL APPLY TO YOU IF YOU PURCHASE A CONTRACT.

     TAXES ON EARNINGS UNDER A NON-QUALIFIED CONTRACT ARE DEFERRED UNTIL DISTRIBUTED IN A WITHDRAWAL, IN-COME PAYMENT OR LOAN. EARNINGS ARE ASSUMED TO BE THE FIRST AMOUNT WITHDRAWN BUT INCOME PAYMENTS ARE ASSUMED TO BE PART EARNINGS AND PART RETURN OF PREMIUM.

     TAX-QUALIFIED AND NON-QUALIFIED CONTRACTS. If you purchase your Contract as a part of a tax-qualified plan such as an Individual Retirement Annuity
     (IRA), Tax-Sheltered Annuity (sometimes referred to as a 403(b) contract), or pension or profit-sharing plan (including a 401(k) plan or H.R. 10 Plan) your Contract will be what is referred to as a QUALIFIED CONTRACT. Tax deferral under a tax-qualified contract arises under the specific provisions of the Internal Revenue Code (Code) governing the tax-qualified plan, so a tax-qualified contract should be purchased only for the features and benefits other than tax deferral that are available under a tax-qualified contract, and not for the purpose of obtaining tax deferral. You should consult your own adviser regarding these features and benefits of the Contract prior to purchasing a tax-qualified Contract.

     If you do not purchase your Contract as a part of any tax-qualified pension plan, specially sponsored program or an individual retirement annuity, your Contract will be what is referred to as a NON-QUALIFIED CONTRACT.

     The amount of your tax liability on the earnings under and the amounts received from either a tax-qualified or a non-qualified contract will vary depending on the specific tax rules applicable to your contract and your particular circumstances.

     NON-QUALIFIED CONTRACTS - GENERAL TAXATION. Increases in the value of a non-qualified contract attributable to undistributed earnings are generally not taxable to the contract owner or the annuitant until a distribution (either a withdrawal or an income payment) is made from the contract. This tax deferral is generally not available under a non-qualified contract owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the contract as an agent for a natural person). Loans based on a non-qualified contract are treated as distributions.

     NON-QUALIFIED CONTRACTS - WITHDRAWALS AND INCOME PAYMENTS. Any withdrawal from a non-qualified contract is taxable as ordinary income to the extent it does not exceed the accumulated earnings under the contract. A part of each income payment under a nonqualified contract is generally treated as a non-taxable return of premium. The balance of each income payment is taxable as ordinary income. The amounts of the taxable and non-taxable portions of each income payment are determined based on the amount of the investment in the contract and the length of the period over which income payments are to be made. Income payments received after you have received all of your investment in the contract are fully taxable as ordinary income. Additional information is provided in the SAI.

     The Code also imposes a 10% penalty on certain taxable amounts received under a non-qualified contract. This penalty tax will not apply to any amounts:

          o paid on or after the date you reach age 59 1/2;

          o paid to your beneficiary after you die;

          o paid if you become totally disabled (as that term is defined in the Code);

          o paid in a series of substantially equal payments made annually (or more frequently) for your life or for a period not exceeding your life expectancy or the life expectancy of a beneficiary;

          o paid under an immediate annuity; or

          o which come from premiums made prior to August 14, 1982.

     WITHDRAWALS PRIOR TO AGE 59 1/2 MAY BE SUBJECT TO A PENALTY TAX.

     TAX-QUALIFIED CONTRACTS - WITHDRAWALS AND INCOME PAYMENTS. The Code imposes limits on loans, withdrawals, and income payments under tax-qualified contracts. These limits and the tax computation rules are summarized in the SAI. Any withdrawals under a tax-qualified contract will be taxable except to the extent they are allocable to an investment in the contract (any after-tax contributions). In most cases, there will be little or no investment in the contract for a tax-qualified contract because contributions will have been made on a pre-tax or tax-deductible basis

     WITHDRAWALS - TAX-SHELTERED ANNUITIES. The Code limits the withdrawal of amounts attributable to purchase payments made under a salary reduction agreement from Tax-Sheltered Annuities. Withdrawals can only be made when an owner:

          o reaches age 59 1/2;

          o leaves his/her job;

          o dies;

          o becomes disabled (as that term is defined in the Code); or

          o in the case of hardship. However, in the case of hardship, the owner can only withdraw the premium and not any earnings.

     WITHDRAWALS  FROM   TAX-QUALIFIED   CON-TRACTS  ARE  TAX-ABLE  (OTHER  THAN
     AFTER-TAX CONTRIBUTIONS, IF ANY).

     WITHDRAWALS - ROTH IRAS. Subject to certain limitations, individuals may also purchase a type of non-deductible IRA annuity known as a Roth IRA annuity. Qualified distributions from Roth IRA annuities are entirely federal income tax free. A qualified distribution requires that the individual has held the Roth IRA annuities for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on account of the individual's death or disability, or as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild, or ancestor.

     CONSTRUCTIVE WITHDRAWALS - INVESTMENT ADVISER FEES. Withdrawals from non-qualified contracts for the payment of investment adviser fees will be considered taxable distributions from the contract. In a series of Private Letter Rulings, however, the Internal Revenue Service has held that the payment of investment adviser fees from a tax-qualified contract need not be considered a distribution for income tax purposes. Under the facts in these Rulings:

          o there was a written agreement providing for payments of the fees solely from the annuity contract,

          o the contract owner had no liability for the fees and

          o the fees were paid solely from the annuity contract to the adviser.

     DEATH BENEFITS. Any death benefits paid under the contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

     DEATH BENEFITS ARE TAXABLE TO THE BENEFICIARY. ESTATE OR GIFT TAXES MAY ALSO APPLY.


     STATUS OF EARNINGS PROTECTION BENEFIT. With respect to IRAs, our understanding of current law is that the tax status of the Earnings Protection Benefit is unclear. To resolve any uncertainty, we have asked the Internal Revenue Service to approve the use of the Earnings Protection Benefit Endorsement in IRAs. We believe that use of the Earnings Protection Benefit Endorsement should not result in adverse tax treatment. However, we can give no assurance that the Internal Revenue Service will approve the use of the optional Earnings Protection Benefit in IRAs. Therefore, contract owners bear the risk of any adverse tax treatment.

     ASSIGNMENT. An assignment of your Contract will generally be a taxable event. Assignments of a tax-qualified contract may also be limited by the Code and the Employee Retirement Income Security Act of 1974, as amended. These limits are summarized in the SAI. You should consult your tax adviser prior to making any assignment of your Contract.

     DIVERSIFICATION. The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. We believe that the underlying investments are being managed so as to comply with these requirements.

     OWNER CONTROL. In three Revenue Rulings issued between 1977 and 1982, the Internal Revenue Service (IRS) held that where a contract holder had certain forms of actual or potential control over the investments held under a variable annuity contract, the contract owner had to be treated as the owner of those assets and thus taxable on the income and gains produced by those assets. A holder of a Contract will not have any of the specific types of control that were described in those Rulings. In addition, in 1999, the IRS announced that it would not apply the holdings of these Rulings to holders of tax-qualified contracts that hold mutual fund shares as investments. However, because of the continuing uncertainty as to the scope and application of these Rulings, we reserve the right to modify the Contract to the extent required to maintain favorable tax treatment.


                                OTHER INFORMATION


     DOLLAR COST AVERAGING. If the amount allocated to the Investment Divisions plus the amount allocated to Guaranteed Fixed Accounts is at least $15,000, you can arrange to have a regular amount of money periodically transferred automatically into the Investment Divisions and other Guaranteed Fixed Accounts from the one-year Guaranteed Fixed Accounts or any of the Investment Divisions. In the case of transfers from the one-year Guaranteed Fixed Accounts or Investment Divisions with a stable unit value, this can let you pay a lower average cost per unit over time than you would receive if you made a one-time purchase. Transfers from the more volatile Investment Divisions may not result in lower average costs and such Investment Divisions may not be an appropriate source of dollar cost averaging transfers in volatile markets. Certain restrictions may apply.

     SYSTEMATIC TRANSFERS FACILITATE A DOLLAR COST AVERAGING STRATEGY AND DO NOT COUNT AGAINST YOUR 15 FREE TRANSFERS PER YEAR.

     EARNINGS SWEEP. You can choose to move your earnings from the source accounts (only applicable from the 1-year Guaranteed Fixed Account Option and the Money Market sub-account).


     REBALANCING. You can arrange to have us automatically reallocate your contract value among Investment Divisions periodically to maintain your selected allocation percentages.


     You may cancel a dollar cost averaging, earnings sweep or rebalancing program using whatever methods that you use to change your allocation instructions.


     FREE LOOK. You may return your Contract to the selling agent or us within twenty days after receiving it. We will return

          o the contract value in the Investment Divisions, plus

          o any fees (other than asset-based fees) and expenses deducted from the premium allocated to the Investment Divisions, plus

          o the full amount of premium you allocated to the Guaranteed Fixed Accounts minus

          o any applicable Contract Enhancement recapture charge.

     We will determine the contract value in the Investment Divisions as of the date we receive your Contract if you mail it to us or the date you return it to the selling agent. We will return premium payments where required by law.

     YOUR CONTRACT HAS A FREE LOOK PERIOD OF 20 DAYS.

     ADVERTISING. From time to time, we may advertise several types of performance of the Investment Divisions.

          o TOTAL RETURN is the overall change in the value of an investment in an Investment Division over a given period of time.

          o STANDARDIZED AVERAGE ANNUAL TOTAL RETURN is calculated in accordance with SEC guidelines.

          o NON-STANDARDIZED TOTAL RETURN may be for periods other than those required by, or may otherwise differ from, standardized average annual total return. For example, if a Series has been in existence longer than the Investment Division, we may show non-standardized performance for periods that begin on the inception date of the Series, rather than the inception date of the Investment Division.

          o YIELD refers to the income generated by an investment over a given period of time.

     Performance will be calculated by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. Performance will reflect the deduction of the mortality and expense risk and administration charges and may reflect the deduction of contract maintenance and withdrawal charges, but will not reflect charges for optional features except in performance data used in sales materials that promote those optional features. The deduction of withdrawal charges and/or the charges for optional features, would reduce the percentage increase or make greater any percentage decrease.

     WE MAY ADVERTISE SEVERAL TYPES OF PERFORMANCE OF THE INVESTMENT DIVISIONS.

     MARKET TIMING AND ASSET ALLOCATION SERVICES. Market timing and asset allocation services must comply with our administrative systems, rules and procedures. Prior to utilizing the market timing and asset allocation services, a market timing agreement, which sets forth certain conditions, must be signed. Because excessive trades in a Series can hurt its performance and harm contract owners, we reserve the right to refuse any transfer requests from a market timing and asset allocation service or other non-contract owners that we believe will disadvantage the Series or the contract owners.


     MARKET TIMING OR ASSET ALLOCATION SERVICES MAY CONFLICT WITH TRANSACTIONS UNDER JNL'S DOLLAR COST AVERAGING PROGRAM, EARNINGS SWEEP PROGRAM, AUTOMATIC REBALANCING PROGRAM OR SYSTEMATIC WITHDRAWAL PROGRAM (THE "PROGRAMS"). ACCORDINGLY, WHEN JNL RECEIVES NOTICE THAT YOU HAVE AUTHORIZED A MARKET TIMING OR ASSET ALLOCATION SERVICE TO EFFECT TRANSACTIONS ON YOUR BEHALF, JNL WILL AUTOMATICALLY TERMINATE YOUR PARTICIPATION IN ANY PROGRAM IN WHICH YOU ARE THEN ENROLLED, UNLESS YOU AUTHORIZE US IN WRITING TO CONTINUE YOUR PARTICIPATION.

     WE RESERVE THE RIGHT TO LIMIT MARKET TIMING TRANSFERS THAT WE BELIEVE WILL DISADVANTAGE OTHER CONTRACT OWNERS.

     MODIFICATION OF YOUR CONTRACT. Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Contract. Any change or waiver must be in writing. We may change the terms of your Contract without your consent in order to comply with changes in applicable law, or otherwise as we deem necessary.

     LEGAL PROCEEDINGS. There are no material legal proceedings, other than the ordinary routine litigation incidental to the business to which Jackson National Life Insurance Company of New York is a party.


     Jackson National Life Insurance Company ("JNL") is a defendant in a number of civil proceedings substantially similar to other litigation brought against many life insurers alleging misconduct in the sale of insurance products. These matters are sometimes referred to as market conduct litigation. The litigation against JNL seeks to certify various classes of policyholders who purchased either life insurance and annuity products from JNL during some period from 1981 to present. JNL has retained national and local counsel experienced in the handling of such litigation, and has obtained favorable rulings in prior similar cases. However, at this time, it is not feasible to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome in such actions.

                              TABLE OF CONTENTS OF
                     THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History .................................        2

Services ........................................................        2

Purchase of Securities Being Offered ............................        3

Underwriters ....................................................        3

Calculation of Performance ......................................        3

Additional Tax Information ......................................       10

Net Investment Factor ...........................................       21

Financial Statements ............................................       22

                                    APPENDIX

  ------------------------------------------------------------------------------
  JNL/NY Example 1
  ------------------------------------------------------------------------------
       100,000.00  : Premium
            4.00%  : Withdrawal Charge Year 4
            4.00%  : Contract Enhancement
            0.57%  : Contract Enhancement Charge
            2.50%  : Recapture Charge Year 4
            8.00%  : Gross Return

            6.03%  : Net Return (Gross Return -1.40% asset based charges
                     - Contract Enhancement Charge)


  At end of Year 4
       131,446.31  : Contract Value at end of year 4
       100,000.00  : Net Withdrawal requested

        31,446.31  : Earnings

        73,319.45  : Premium withdrawn (grossed up to account for Withdrawal
        ---------    Charge and Recapture Charge)
       104,765.76  : Total Gross Withdrawal


       104,765.76  : Total Gross Withdrawal
        -2,932.78  : Withdrawal Charge
        -1,832.98  : Recapture Charge
       100,000.00  : Total Net Withdrawal
  ------------------------------------------------------------------------------



  ------------------------------------------------------------------------------
  JNL/NY Example 2
  ------------------------------------------------------------------------------
          10/1/01
       100,000.00  : Premium
            5.00%  : Withdrawal Charge Contribution Year 3
            2.50%  : Recapture Charge Contribution Year 3
          12/1/01
       100,000.00  : Premium
            6.00%  : Withdrawal Charge Contribution Year 2
            4.00%  : Recapture Charge Contribution Year 2

            4.00%  : Contract Enhancement
            0.00%  : Net Return

          11/1/03
       208,000.00  : Contract Value
       150,000.00  : Net Withdrawal Requested

         8,000.00  : Earnings

        12,000.00  : 10% Additional Free Withdrawal Amount
       100,000.00  : Premium 1 withdrawn (grossed up to account for Withdrawal
                     Charge and Recapture Charge)
        41,666.67  : Premium 2 withdrawn (grossed up to account for Withdrawal
                     Charge and Recapture Charge)

       161,666.67  : Total Gross Withdrawal

       161,666.67  : Total Gross Withdrawal
        -5,000.00  : Withdrawal Charge from Premium 1
        -2,500.00  : Recapture Charge from Premium 1
        -2,500.00  : Withdrawal Charge from Premium 2
        -1,666.67  : Recapture Charge from Premium 2
        ---------
       150,000.00  : Total Net Withdrawal
  ------------------------------------------------------------------------------



--------------------------------------------------------------------------------
Questions: If you have any questions about your Contract, you may contact us at:
--------------------------------------------------------------------------------

Annuity Service Center:        1 (800) 599-5651

         Mail Address:         P.O. Box 0809, Denver, Colorado  80263-0809

         Delivery Address:     8055 East Tufts Avenue, Second Floor, Denver,
                               Colorado  80237
Institutional Marketing
Group Service Center:          1 (800) 777-7779

         Mail Address:         P.O. Box 30386, Lansing, Michigan  48909-9692

         Delivery Address:     1 Corporate Way, Lansing, Michigan  48951
                               Attn:  IMG

Home Office:                   2900 Westchester Avenue, Purchase, New York 10577
--------------------------------------------------------------------------------

                       STATEMENT OF ADDITIONAL INFORMATION


                                 _________, 2001




                     INDIVIDUAL AND GROUP DEFERRED FIXED AND
                           VARIABLE ANNUITY CONTRACTS
                     ISSUED BY THE JNLNY SEPARATE ACCOUNT I
             OF JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK




This Statement of Additional Information (SAI) is not a prospectus. It contains information in addition to and more detailed than set forth in the Prospectus and should be read in conjunction with the Prospectus dated ______, 2001. The Prospectus may be obtained from Jackson National Life Insurance Company of New York by writing P.O. Box 0809, Denver, Colorado 80263-0809, or calling 1-800-599-5651. Not all Investment Divisions described in this SAI may be available for investment.






                                TABLE OF CONTENTS
                                                                     Page

General Information and History.......................................2
Services..............................................................2
Purchase of Securities Being Offered..................................3
Underwriters..........................................................3
Calculation of Performance............................................3
Additional Tax Information............................................7
Net Investment Factor ...............................................18
Financial Statements ................................................19

General Information and History

JNLNY Separate Account I (Separate Account) is a separate investment account of Jackson National Life Insurance Company of New York (Jackson National NY). In September 1997, the company changed its name from First Jackson National Life Insurance Company to its present name. Jackson National NY is a wholly-owned subsidiary of Jackson National Life Insurance Company, and is ultimately a wholly-owned subsidiary of Prudential plc, London, England, a life insurance company in the United Kingdom.


The S&P/JNL Divisions are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. (S&P). S&P makes no representation or warranty, express or implied, to the owners of the Divisions or any member of the public regarding the advisability of investing in securities generally or in the Divisions particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the Separate Account (Licensee) is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which are determined, composed and calculated by S&P without regard to the Licensee or the Divisions. S&P has no obligation to take the needs of the Licensee or the owners of the Divisions into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Divisions or the timing of the issuance or sale of the Divisions or in the determination or calculation of the equation by which the Divisions are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Divisions.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE DIVISIONS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Services

Jackson National NY is the custodian of the assets of the Separate Account. Jackson National NY has custody of all cash of the Separate Account and attends to the collection of proceeds of shares of the underlying funds bought and sold by the Separate Account.


Effective October 15, 1999, KPMG LLP, 90 South Seventh Street, Minneapolis, Minnesota 55402, assumed responsibility for the audit and reporting functions previously provided by PricewaterhouseCoopers LLP to Jackson National NY. These changes were put into effect by Jackson National NY as of the date referenced above. Neither Jackson National NY nor the Separate Account has received an adverse opinion, nor were there any disagreements with PricewaterhouseCoopers LLP.


Jorden Burt LLP of Washington, D.C. has provided advice on certain matters relating to the federal securities and income tax laws in connection with the contracts described in the Prospectus.

Purchase of Securities Being Offered

The contracts will be sold by licensed insurance agents. The agents will be registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of the National Association of Securities Dealers, Inc. (NASD).

Underwriters

The contracts are offered continuously and are distributed by Jackson National Life Distributors, Inc. (JNLD), 401 Wilshire Boulevard, Suite 1200, Santa Monica, California 90401. JNLD is a subsidiary of Jackson National Life Insurance Company. No underwriting commissions are paid by Jackson National NY to JNLD.

Calculation of Performance

When Jackson National NY advertises performance for an investment division (except the PPM America/JNL Money Market Division), we will include quotations of standardized average annual total return to facilitate comparison with standardized average annual total return advertised by other variable annuity separate accounts. Standardized average annual total return for an investment division will be shown for periods beginning on the date the investment division first invested in the corresponding series. We will calculate standardized average annual total return according to the standard methods prescribed by rules of the Securities and Exchange Commission.

Standardized average annual total return for a specific period is calculated by taking a hypothetical $1,000 investment in an investment division at the offering on the first day of the period ("initial investment"), and computing the average annual compounded rate of return for the period that would equate the initial investment with the ending redeemable value ("redeemable value") of that investment at the end of the period, carried to at least the nearest hundredth of a percent. Standardized average annual total return is annualized and reflects the deduction of all recurring charges that are charged to all contracts. The redeemable value also reflects the effect of any applicable withdrawal charge that may be imposed at the end of the period. No deduction is made for premium taxes which may be assessed by certain states.


The standardized average annual total returns for each Division (except the PPM America/JNL Money Market Division) for contracts with maximum endorsements (includes deduction of insurance charges and the administration charge) for the periods ended December 31, 2000 are as follows (more recent returns may be more or less than the stated returns due to market volatility):




                                                                                                        Since Inception of
                                                                     One Year         Five Years       Investment Division
Alger/JNL Growth Division1                                           -22.33%            N/A                   10.63%
Alliance Capital/JNL Growth Division 2                                 N/A              N/A                  -28.00%
Eagle/JNL Core Equity Division1                                       -8.97%            N/A                    5.98%
Eagle/JNL SmallCap Equity Division1                                  -22.13%            N/A                   -7.84%
Janus/JNL Aggressive Growth Division1                                -29.63%            N/A                   25.31%
Janus/JNL Balanced Division2                                           N/A              N/A                  -10.32%
Janus/JNL Capital Growth Division1                                   -43.06%            N/A                   18.98%
Janus/JNL Global Equities Divison1                                   -27.04%            N/A                   10.36%
PPM America/JNL Balanced Division1                                    -1.21%            N/A                   -0.40%
PPM America/JNL High Yield Bond Division1                            -14.71%            N/A                   -5.71%
Putnam/JNL Growth Division1                                          -26.61%            N/A                    3.72%
Putnam/JNL International Equity Division1                            -22.85%            N/A                    1.02%
Putnam/JNL Midcap Growth Division2                                     N/A              N/A                   -9.34%
Putnam/JNL Value Equity Division1                                     -2.46%            N/A                   -1.40%
Salomon Brothers/JNL Global Bond Division1                            -2.26%            N/A                   -0.58%
Salomon Brothers/JNL U.S. Government & Quality Bond Division1          1.86%            N/A                    1.90%
S&P/JNL Conservative Growth Division I3                              -10.83%            N/A                   -0.43%
S&P/JNL Moderate Growth Division I4                                  -13.47%            N/A                    2.03%
S&P/JNL Aggressive Growth Division I5                                -18.36%            N/A                    0.54%
S&P/JNL Very Aggressive Growth Division I6                           -25.95%            N/A                   -1.68%
S&P/JNL Equity Growth Division I4                                    -22.93%            N/A                    2.70%
S&P/JNL Equity Aggressive Growth Division I4                         -24.04%            N/A                    2.53%
T. Rowe Price/JNL Established Growth Division1                        -9.57%            N/A                    7.12%
T. Rowe Price/JNL Mid-Cap Growth Division1                            -2.27%            N/A                    8.13%
T. Rowe Price/JNL Value Division2                                      N/A               N/A                   3.96%

1    Corresponding series commenced operations on October 1, 1998.
2    Corresponding series commenced operations on May 1, 2000.
3   Corresponding series commenced operations on April 22, 1999.
4   Corresponding series commenced operations on April 20, 1999.
5   Corresponding series commenced operations on May 10, 1999.
6   Corresponding series commenced operations on May13, 1999.


No performance information is provided for AIM/JNL Large Cap Growth Division, AIM/JNL Small Cap Growth Division, Oppenheimer/JNL Global Growth Divison, Oppenheimer/JNL Growth Division, PIMCO/JNL Total Return Bond Division, Lazard/JNL Mid Cap Value Division, Lazard/JNL Small Cap Value Division and PIMCO/JNL Total Return Bond Divison since they were not in operation on December 31, 2000.


Jackson National NY may also advertise non-standardized total return on an annualized and nonannualized (cumulative) basis. Non-standardized total return may be for periods other than those required to be presented or may otherwise differ from standardized average annual total return. The contract is designed for long term investment; therefore, Jackson National NY believes that non-standardized total return that does not reflect the deduction of any applicable withdrawal charge may be useful to investors. Reflecting the deduction of the withdrawal charge decreases the level of performance advertised. Non-standardized total return may also assume a larger initial investment which more closely approximates the size of a typical contract.


The non-standardized average annual total returns that each investment division (except the PPM America/JNL Money Market Division) would have achieved if it had been invested in the corresponding series for the periods indicated, calculated in a manner similar to standardized average annual total return but assuming a hypothetical initial investment of $10,000 and without deducting the contract maintenance charge or the withdrawal charge, are shown in the table below. The table shows non-standardized returns for contracts with no optional endorsements.


           Non-Standardized Return For a Contract with No Endorsements




                                                                    One Year Period   Five Year Period
                                                                         Ended              Ended          Since Inception
                                                                     December 31,       December 31,        of Investment
                                                                         2000               2000              Division
                                                                    --------------     --------------     -----------------

Alger/JNL Growth Division1                                              -14.64%              N/A               13.02%
Alliance Capital/JNL Growth Division 2                                    N/A                N/A              -20.74%
Eagle/JNL Core Equity Division1                                         -1.11%               N/A                8.38%
Eagle/JNL SmallCap Equity Division1                                     -14.45%              N/A               -5.35%
Janus/JNL Aggressive Growth Division1                                   -22.04%              N/A               27.71%
Janus/JNL Balanced Division2                                              N/A                N/A               -2.90%
Janus/JNL Capital Growth Division1                                      -35.65%              N/A               21.37%
Janus/JNL Global Equities Divison1                                      -19.42%              N/A               12.75%
PPM America/JNL Balanced Division1                                       6.75%               N/A                2.04%
PPM America/JNL High Yield Bond Division1                               -6.93%               N/A               -3.24%
Putnam/JNL Growth Division1                                             -18.99%              N/A                6.13%
Putnam/JNL International Equity Division1                               -15.18%              N/A                3.45%
Putnam/JNL Midcap Growth Division2                                        N/A                N/A               -1.91%
Putnam/JNL Value Equity Division1                                        5.48%               N/A                1.04%
Salomon Brothers/JNL Global Bond Division1                               5.69%               N/A                1.85%
Salomon Brothers/JNL U.S. Government & Quality Bond Division1            9.86%               N/A                4.32%
S&P/JNL Conservative Growth Division I3                                 -2.99%               N/A                3.89%
S&P/JNL Moderate Growth Division I4                                     -5.67%               N/A                6.32%
S&P/JNL Aggressive Growth Division I5                                   -10.63%              N/A                4.95%
S&P/JNL Very Aggressive Growth Division I6                              -18.31%              N/A                2.76%
S&P/JNL Equity Growth Division I4                                       -15.25%              N/A                6.99%
S&P/JNL Equity Aggressive Growth Division I4                            -16.38%              N/A                6.82%
T. Rowe Price/JNL Established Growth Division1                          -1.72%               N/A                9.52%
T. Rowe Price/JNL Mid-Cap Growth Division1                               5.68%               N/A               10.53%
T. Rowe Price/JNL Value Division2                                         N/A                N/A               11.50%

1    Corresponding series commenced operations on October 1, 1998.
2    Corresponding series commenced operations on May 1, 2000.
3   Corresponding series commenced operations on April 22, 1999.
4   Corresponding series commenced operations on April 20, 1999.
5   Corresponding series commenced operations on May 10, 1999.
6   Corresponding series commenced operations on May13, 1999.


Prior to May 1, 2000, the corresponding series to the Putnam/JNL International Equity Division was the T. Rowe Price/JNL International Equity Investment Division and the corresponding series was sub-advised by Rowe Price-Fleming International, Inc.

Standardized average annual total return quotations will be current to the last day of the calendar quarter preceding the date on which an advertisement is submitted for publication. Both standardized average annual total return quotations and non-standardized total return quotations will be based on rolling calendar quarters and will cover at least periods of one, five, and ten years, or a period covering the time the investment division has been in existence, if it has not been in existence for one of the prescribed periods. If the corresponding series has been in existence for longer than the investment division, the non-standardized total return quotations will show the investment performance the investment division would have achieved (reduced by the applicable charges) had it been invested in the series for the period quoted.

Quotations of standardized average annual total return and non-standardized total return are based upon historical earnings and will fluctuate. Any quotation of performance should not be considered a guarantee of future performance. Factors affecting the performance of an investment division and its corresponding series include general market conditions, operating expenses and investment management. An owner's withdrawal value upon surrender of a contract may be more or less than its original cost.

Jackson National NY may advertise the current annualized yield for a 30-day period for an investment division. The annualized yield of an investment division refers to the income generated by the investment division over a specified 30-day period. Because this yield is annualized, the yield generated by an investment division during the 30-day period is assumed to be generated each 30-day period. The yield is computed by dividing the net investment income per accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

                                [OBJECT OMITTED]

Where:

 a = net investment income earned during the period by the Series attributable to shares owned by the investment division.
 b = expenses for the investment division accrued for the period (net of reimbursements).
 c = the average daily number of accumulation units outstanding during the period.
 d = the maximum offering price per accumulation unit on the last day of the period.

Net investment income will be determined in accordance with rules established by the Securities and Exchange Commission. Accrued expenses will include all recurring fees that are charged to all contracts. No yield data is included here because these are new contracts.

Because of the charges and deductions imposed by the Separate Account, the yield for an investment division will be lower than the yield for the corresponding series. The yield on amounts held in the investment divisions normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. An investment division's actual yield will be affected by the types and quality of portfolio securities held by the series and the series operating expenses.

Any current yield quotations of the PPM America/JNL Money Market Division will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. We may advertise yield for the Division based on different time periods, but we will accompany it with a yield quotation based on a seven day calendar period. The PPM America/JNL Money Market Division's yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit at the beginning of the base period, subtracting a hypothetical charge reflecting deductions from contracts, and dividing the net change in account value by the value of the account at the beginning of the period to obtain a base period return and multiplying the base period return by (365/7). The PPM America/JNL Money Market Division's effective yield is computed similarly but includes the effect of assumed compounding on an annualized basis of the current yield quotations of the Division.

The PPM America/JNL Money Market Division's yield and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the series' portfolio, portfolio quality and average maturity, changes in interest rates, and the series' expenses. Although the investment division determines its yield on the basis of a seven calendar day period, it may use a different time period on occasion. The yield quotes may reflect the expense limitations described in the series' Prospectus or Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will be maintained for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that neither a contract owner's investment in the PPM America/JNL Money Market Division nor that Division's investment in the PPM America/JNL Money Market Series, is guaranteed or insured. Yields of other money market funds may not be comparable if a different base or another method of calculation is used.

Additional Tax Information

NOTE: INFORMATION CONTAINED HEREIN SHOULD NOT BE SUBSTITUTED FOR THE ADVICE OF A PERSONAL TAX ADVISER. JACKSON NATIONAL NY DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT OTHER SPECIAL RULES MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

General

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code"), governs taxation of annuities in general. An individual owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a withdrawal or as annuity payments under the annuity option elected. For a withdrawal received as a total surrender (total redemption or a death benefit), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a partial withdrawal, federal tax liability is generally determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. For contracts issued in connection with non-qualified plans, the cost basis is generally the premiums, while for contracts issued in connection with tax-qualified plans there may be no cost basis. The taxable portion of a withdrawal is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. All annuity payments in excess of the exclusion amount are fully taxable at ordinary income rates.

The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the contract (adjusted for any period certain or refund feature) bears to the expected return under the contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the contract (adjusted for any period certain or refund guarantee) by the fixed or estimated number of years for which annuity payments are to be made. No exclusion is allowed with respect to any payments received after the investment in the contract has been recovered (i.e., when the total of the excludable amounts equals the investment in the contract). For certain types of tax-qualified plans there may be no cost basis in the contract within the meaning of Section 72 of the Code.

The taxable portion is taxed at ordinary income tax rates. Owners, annuitants and beneficiaries under the contracts should seek competent financial advice about the tax consequences of distributions.

Jackson National NY is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from Jackson National NY and its operations form a part of Jackson National NY.

Withholding Tax on Distributions

The Code generally requires Jackson National NY (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a contract. For "eligible rollover distributions" from contracts issued under certain types of tax-qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct transfer. This requirement is mandatory and cannot be waived by the owner.

An "eligible rollover distribution" is the taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, or from a tax sheltered annuity qualified under Section 403(b) of the Code (other than (1) a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee, and his or her designated beneficiary, or for a specified period of ten years or more; (2) minimum distributions required to be made under the Code; and (3) hardship withdrawals). Failure to "rollover" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the estimated taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

Generally, the amount of any payment of interest to a non-resident alien of the United States shall be subject to withholding of a tax equal to thirty (30%) percent of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is included in the recipient's gross income.

Diversification -- Separate Account Investments

Section 817(h) of the Code imposes certain asset diversification standards on variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments held in any segregated asset account underlying the contract are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts, such as the Contracts, meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued Regulations establishing diversification requirements for the mutual funds underlying variable contracts. These Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under these Regulations, a mutual fund will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the mutual fund is represented by any one investment; (2) no more than 70% of the value of the total assets of the mutual fund is represented by any two investments; (3) no more than 80% of the value of the total assets of the mutual fund is represented by any three investments; and (4) no more than 90% of the value of the total assets of the mutual fund is represented by any four investments.

Jackson National NY intends that each series of the JNL Series Trust will be managed by its respective investment adviser in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which contract owner control of the investments of a segregated asset account will cause the contract owner to be treated as the owner of the assets of the segregated asset account pursuant to Revenue Rulings 77-85, 80-274 and 81-225 that are referenced in the Prospectus. The Treasury Department also stated in 1986 that further guidance on this issue would be forthcoming. The only official guidance that has been issued on this issue since the regulations were published in 1986 was Revenue Procedure 99-44 which stated that satisfying the asset diversification regulations "does not prevent a contract holder's control of the investments of a segregated asset account from causing the contract holder, rather than the insurance company, to be treated as the owner of the assets in the account."

The amount of owner control which may be exercised under the contract is not comparable to the kinds of control that were present in any of the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was the owner of the assets of the separate account. At this time it cannot be determined whether additional guidance will be provided on these issues and what standards may be contained in such guidance. Due to the uncertainty in this area, Jackson National NY reserves the right to modify the contract to the extent required to maintain favorable tax treatment.

Multiple Contracts

The Code provides that multiple annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one annuity contract in any calendar year.

Partial 1035 Exchanges

Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contract, as opposed to a partial exchange, would be accorded tax-free status. In 1998 in Conway vs. Commissioner, the Tax Court held that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a non-taxable exchange. On November 22, 1999, the Internal Revenue Service filed an Action on Decision which indicated that it acquiesced in the Tax Court decision in Conway. However, in its acquiescence with the decision of the Tax Court, the Internal Revenue Service stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under the Code. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area owners should consult their own tax advisers prior to entering into a partial exchange of an annuity contract.

Contracts Owned by Other than Natural Persons

Under Section 72(u) of the Code, the investment earnings on premiums for contracts will be taxed currently to the owner if the owner is a non-natural person, e.g., a corporation or certain other entities. Such contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to contracts held by a trust or other entity as an agent for a natural person nor to contracts held by certain tax-qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a contract to be owned by a non-natural person.

Tax Treatment of Assignments

An assignment or pledge of a contract may have tax consequences. Any assignment or pledge of a tax-qualified contract may also be prohibited by ERISA in some circumstances. Owners should, therefore, consult competent legal advisers should they wish to assign or pledge their contracts.

Death Benefits

Any death benefits paid under the Contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

Tax-Qualified Plans

The contracts offered by the Prospectus are designed to be suitable for use under various types of tax-qualified plans. Taxation of owners of a tax-qualified contract will vary based on the type of plan and the terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a tax-qualified contract may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the contracts issued to fund the plan.

Tax Treatment of Withdrawals

Non-Qualified Contracts

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the contract value exceeds the aggregate premiums made, any amount withdrawn not in the form of an annuity payment will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are included in a taxpayer's gross income. Section 72 further provides that a 10% penalty will apply to the income portion of any distribution. The penalty is not imposed on amounts received: (1) after the taxpayer reaches 59 1/2; (2) upon the death of the owner; (3) if the taxpayer is totally disabled as defined in Section 72(m)(7) of the Code; (4) in a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (5) under an immediate annuity; or (6) which are allocable to premium payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Tax-Qualified Contracts

In the case of a withdrawal under a tax-qualified contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a tax-qualified contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including contracts issued and qualified under Code Sections 401 (pension and profit sharing plans), 403(b) (tax-sheltered annuities) and 408 and 408A (IRAs). To the extent amounts are not included in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed.

The tax penalty will not apply to the following distributions: (1) if distribution is made on or after the date on which the owner or annuitant (as applicable) reaches age 59 1/2; (2) distributions following the death or disability of the owner or annuitant (as applicable) (for this purpose "disability" is defined in Section 72(m)(7) of the Code); (3) after separation from service, distributions that are part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such owner or annuitant (as applicable) and his or her designated beneficiary; (4) distributions to an owner or annuitant (as applicable) who has separated from service after he has attained age 55; (5) distributions made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code
Section 213 to the owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (6) distributions made to an alternate payee pursuant to a qualified domestic relations order; (7) distributions made on account of an IRS levy upon the qualified contracts, (8) distributions from an IRA after separation from employment for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the contract owner or annuitant (as applicable) and his or her spouse and dependents if the contract owner or annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the contract owner or annuitant (as applicable) has been re-employed for at least 60 days); (9) distributions from an IRA made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) (as applicable) for the taxable year; and (10) distributions from an individual retirement annuity made to the owner or annuitant (as applicable) which are qualified first time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exceptions stated in items (4) and (6) above do not apply in the case of an IRA. The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service.

With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Withdrawals of amounts attributable to contributions made pursuant to a salary reduction agreement (in accordance with Section 403(b)(11) of the Code) are limited to the following: when the owner attains age 59 1/2, separates from services, dies, becomes disabled (within the meaning of Section 72(m)(7) of the Code), or in the case of hardship. Hardship withdrawals do not include any earnings on salary reduction contributions. These limitations on withdrawals apply to: (1) salary reduction contributions made after December 31, 1988; (2) income attributable to such contributions; and (3) income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers or exchanges between certain tax-qualified plans. Tax penalties may also apply. While the foregoing limitations only apply to certain contracts issued in connection with Section 403(b) plans, all owners should seek competent tax advice regarding any withdrawals or distributions.

The taxable portion of a withdrawal or distribution from tax-qualified contracts may, under some circumstances, be "rolled over" into another eligible plan so as to continue to defer income tax on the taxable portion. Such treatment is available for an "eligible rollover distribution" made by certain types of plans (as described above under "Taxes -- Withholding Tax on Distributions") that is transferred within 60 days of receipt into another eligible plan or an IRA. Plans making such eligible rollover distributions are also required, with some exceptions specified in the Code, to provide for a direct transfer of the distribution to the transferee plan designated by the recipient.

Amounts received from IRAs may also be rolled over into other IRAs or certain other plans, subject to limitations set forth in the Code.

Generally, distributions from a tax-qualified plan must commence no later than April 1 of the calendar year following the year in which the employee attains the later of age 70 1/2 or the date of retirement. In the case of an IRA, distribution must commence no later than April 1 of the calendar year following the year in which the owner attains age 70 1/2. Required distributions must be over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax on the amount not distributed is imposed on the individual.

Types of Tax-Qualified Plans

The contracts offered herein are designed to be suitable for use under various types of tax-qualified plans. Taxation of participants in each tax-qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a tax-qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into Jackson National NY's administrative procedures. Jackson National NY is not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a contract, unless Jackson National NY specifically consents to be bound. Owners, Annuitants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contracts comply with applicable law.

A tax-qualified contract will not provide any necessary or additional tax deferral if it is used to fund a tax-qualified plan that is tax deferred. However, the contract has features and benefits other than tax deferral that may make it an appropriate investment for a tax-qualified plan. Following are general descriptions of the types of tax-qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding tax-qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a tax-qualified plan.

Contracts issued pursuant to tax-qualified plans include special provisions restricting contract provisions that may otherwise be available as described herein. Generally, contracts issued pursuant to tax-qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Tax-Qualified Contracts. (See "Tax Treatment of Withdrawals - Tax-Qualified Contracts" above.)

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by Jackson National NY in connection with certain Tax-Qualified Plans will utilize tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

         (a) Tax-Sheltered Annuities

         Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c) (3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not included in the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, non-discrimination and withdrawals. Employee loans are not allowed under these contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

         (b) Individual Retirement Annuities

         Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "individual retirement annuity" ("IRA annuity"). Under applicable limitations, certain amounts may be contributed to an IRA annuity which will be deductible from the individual's taxable income. IRA annuities are subject to limitations on eligibility, contributions, transferability and distributions. Sales of IRA annuities are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRA annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

         (c) Roth IRA Annuities

         Section 408A of the Code provides that individuals may purchase a non-deductible IRA annuity, known as a Roth IRA annuity. Purchase payments for Roth IRA annuities are limited to a maximum of $2,000 per year and are not deductible from taxable income. The Economic Growth & Tax Relief Reconciliation Act of 2001 (the "Act") increases the maximum annual dollar limitation limit for IRA contributions (including Roth IRA contributions) from $2,000 to $3,000 for calendar years 2002 through 2004; $4,000 for calendar years 2005 through 2007; and $5,000 for 2008. After 2008, the limit will be adjusted annually for inflation in $500 increments. In addition, the Act allows individuals age 50 and older to make additional catch-up IRA contributions. The otherwise maximum contribution limit (before application of adjusted gross income phase-out limits) for an individual who had celebrated his or her 50th birthday before the end of the tax year is increased by $500 for 2002 through 2005, and $1,000 for 2006 and later.

         Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation (increased as discussed above) continues to apply to all of a taxpayer's IRA annuity contributions, including Roth IRA annuities and non-Roth IRA annuities.

         Qualified distributions from Roth IRA annuities are free from federal income tax. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA annuity. The 10% penalty tax and the regular IRA annuity exceptions to the 10% penalty tax apply to taxable distributions from Roth IRA annuities.

         Amounts may be rolled over from one Roth IRA annuity to another Roth IRA annuity. Furthermore, an individual may make a rollover contribution from a non-Roth IRA annuity to a Roth IRA annuity, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA annuity being rolled over that would be included in income if the distributions were not rolled over. There are no similar limitations on rollovers from one Roth IRA annuity to another Roth IRA annuity.

         (d) Pension and Profit-Sharing Plans

         The Internal Revenue Code permits employers, including self-employed individuals, to establish various types of qualified retirement plans for employees. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be included in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, transferability of benefits, withdrawals and surrenders. Purchasers of contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

         (e) Eligible Deferred Compensation Plans -- Section 457

         Under Code provisions, employees and independent contractors performing services for state and local governments and other tax-exempt organizations may participate in eligible deferred compensation plans under Section 457 of the Code. The amounts deferred under a Plan which meets the requirements of Section 457 of the Code are not taxable as income to the participant until paid or otherwise made available to the participant or beneficiary. As a general rule, the maximum amount which can be deferred in any one year is the lesser of $8,500 or 33 1/3 percent of the participant's includible compensation. The Act increases the dollar limit on deferrals to conform to the elective deferral limitation. The Act also increases the elective deferral limitation to $11,000 for 2002 and in $1,000 annual increments thereafter until it reaches $15,000 in 2006. The limit is indexed for inflation after that in $500 increments. The Act also increases the 33 1/3 percent of compensation limitation on deferrals to 100 percent of compensation. In limited circumstances, the plan may provided for additional catch-up contributions in each of the last three years before normal retirement age. Furthermore, the Code provides additional requirements and restrictions regarding eligibility and distributions.

         All of the assets and income of an eligible deferred compensation plan established by a governmental employer must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, custodial accounts and certain annuity contracts are treated as trusts. The requirement of a trust does not apply to amounts under a Plan of a tax-exempt (non-governmental) employer. In addition, the requirement of a trust does not apply to amounts under a Plan of a governmental employer if the Plan is not an eligible plan within the meaning of section 457(b) of the Code. In the absence of such a trust, amounts under the plan will be subject to the claims of the employer's general creditors.

         In general, distributions from a Plan are prohibited under section 457 of the Code unless made after the participant:

                o  attains age 70 1/2,
                o  separates from service,
                o  dies, or
                o suffers an unforeseeable financial emergency as defined in the regulations.

Under present federal tax law, amounts accumulated in a Plan under section 457 of the Code cannot be transferred or rolled over on a tax-deferred basis except for certain transfers to other Plans under section 457.

Net Investment Factor

The net investment factor is an index applied to measure the net investment performance of an investment division from one valuation date to the next. The net investment factor for any investment division for any valuation period during the accumulation and annuity phases is determined by dividing (a) by (b) and then subtracting (c) from the result where:

         (a) is the net result of:

             (1) the net asset value of a series share held in the investment division determined as of the valuation date at the end of the valuation period, plus

             (2) the per share amount of any dividend or other distribution declared by the series if the "ex-dividend" date occurs during the valuation period, plus or minus

             (3) a per share credit or charge with respect to any
                 taxes paid or reserved for by Jackson National NY during the valuation period which are determined by Jackson National NY to be attributable to the operation of the investment division (no federal income taxes are applicable under present law);

         (b) is the net asset value of the series share held in the investment division determined as of the valuation date at the end of the preceding valuation period; and

         (c) is the asset charge factor determined by Jackson National NY for the valuation period to reflect the asset based charges (the mortality and expense risks), administration charge, and any applicable charges for optional benefits.

Also see "Income Payments (The Income Phase)" in the Prospectus.

Since the net investment factor may be greater than, less than, or equal to one, and the factor that offsets the 3% investment rate assumed is slightly less than one, the value of an annuity unit (which changes with the product of that factor) and the net investment may increase, decrease or remain the same.

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











                           JNLNY Separate Account - I





                                [GRAPHIC OMITTED]














                              Financial Statements



                                December 31, 2000

                          INDEPENDENT AUDITORS' REPORT



To Jackson National Life Insurance Company of New York and
       Contract Owners of JNLNY Separate Account - I


We have audited the accompanying statement of assets and liabilities of each of the twenty-six portfolios comprising JNLNY Separate Account - I, including the schedule of investments as of December 31, 2000, and the related statements of operations and changes in net assets for each of the periods indicated. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned at December 31, 2000 by correspondence with the transfer agent of the underlying mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the twenty-six portfolios comprising JNLNY Separate Account - I as of December 31, 2000 and the results of its operations and changes in net assets for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG, LLP


February 2, 2001

                           JNLNY Separate Account - I

                       Statement of Assets and Liabilities
                                December 31, 2000

                                                                                 Portfolios
                                     ------------------------------------------------------------------------



                                                                    JNL/Eagle     JNL/Eagle      JNL/Janus
                                       JNL/Alger    JNL/Alliance      Core         SmallCap     Aggressive
                                        Growth         Growth        Equity         Equity        Growth
                                     -------------- ------------- -------------- ------------- --------------

Assets:

   Investments in JNL Series Trust,
    at market value
    (See Schedule of Investments)    $ 11,754,752   $    870,036  $  1,622,009   $  1,813,571  $ 23,447,284
   Due from Jackson National Life
    Insurance Company of New York           5,898          5,898        16,932              -        50,488
   Receivable for investments sold          2,896             33           130             69         1,280
                                     -------------- ------------- -------------- ------------- --------------
     Total Assets                      11,763,546        875,967     1,639,071      1,813,640    23,499,052


Liabilities:

   Payable for investments purchased        5,898          5,898        16,932              -        50,488
   Due to Jackson National Life
    Insurance Company of New York           2,896             33           130             69         1,280
                                     -------------- ------------- -------------- ------------- --------------
     Total Liabilities                      8,794          5,931        17,062             69        51,768
                                     -------------- ------------- -------------- ------------- --------------


Net Assets                           $ 11,754,752   $    870,036  $  1,622,009   $  1,813,571  $ 23,447,284
                                     ============== ============= ============== ============= ==============

Total Net Assets Represented by:
   Number of units outstanding            971,767        111,099       138,938        172,564     1,779,698
                                     ============== ============= ============== ============= ==============
   Unit value (net assets divided by
    units outstanding)               $      12.10   $      7.83   $      11.67   $      10.51  $      13.17
                                     ============== ============= ============== ============= ==============

                                     ----------------------------



                                                     JNL/Janus
                                       JNL/Janus      Capital
                                       Balanced        Growth
                                     -------------- -------------

Assets:

   Investments in JNL Series Trust,
    at market value
    (See Schedule of Investments)    $  1,308,804   $ 21,951,683
   Due from Jackson National Life
    Insurance Company of New York           1,078         50,111
   Receivable for investments sold             50          2,015
                                     -------------- -------------
     Total Assets                       1,309,932     22,003,809


Liabilities:

   Payable for investments purchased        1,078         50,111
   Due to Jackson National Life
    Insurance Company of New York              50          2,015
                                     -------------- -------------
     Total Liabilities                      1,128         52,126
                                     -------------- -------------


Net Assets                           $  1,308,804   $ 21,951,683
                                     ============== =============

Total Net Assets Represented by:
   Number of units outstanding            129,621      1,361,578
                                     ============== =============
   Unit value (net assets divided by
    units outstanding)               $      10.10   $      16.12
                                     ============== =============

                See accompanying notes to financial statements.


                                     ------------------------------------------------------------------------



                                       JNL/Janus                   JNL/Putnam     JNL/Putnam    JNL/Putnam
                                        Global       JNL/Putnam   International     Midcap         Value
                                       Equities        Growth        Equity         Growth        Equity
                                     -------------- ------------- -------------- ------------- --------------

Assets:

   Investments in JNL Series Trust,
    at market value
    (See Schedule of Investments)    $ 14,423,981   $  7,800,664  $  2,988,504   $    555,784  $  7,725,548
   Due from Jackson National Life
    Insurance Company of New York             901            320             -              -         5,280
   Receivable for investments sold         28,773          3,321           132             21         1,145
                                     -------------- ------------- -------------- ------------- --------------
     Total Assets                      14,453,655      7,804,305     2,988,636        555,805     7,731,973


Liabilities:

   Payable for investments purchased          901            320             -              -         5,280
   Due to Jackson National Life
    Insurance Company of New York          28,773          3,321           132             21         1,145
                                     -------------- ------------- -------------- ------------- --------------
     Total Liabilities                     29,674          3,641           132             21         6,425
                                     -------------- ------------- -------------- ------------- --------------


Net Assets                           $ 14,423,981   $  7,800,664  $  2,988,504   $    555,784  $  7,725,548
                                     ============== ============= ============== ============= ==============

Total Net Assets Represented by:
   Number of units outstanding          1,039,823        695,321       266,204         54,727       751,954
                                     ============== ============= ============== ============= ==============
   Unit value (net assets divided by
    units outstanding)               $      13.87   $      11.22  $      11.23   $      10.16  $      10.27
                                     ============== ============= ============== ============= ==============



                                     ---------------------------------------------------------


                                                         PPM           PPM
                                          PPM        America/JNL   America/JNL     Salomon
                                      America/JNL    High Yield       Money      Brothers/JNL
                                       Balanced         Bond         Market      Global Bond
                                     -------------- ------------- -------------- -------------

Assets:

   Investments in JNL Series Trust,
    at market value
    (See Schedule of Investments)    $  3,080,439   $  2,178,819  $  4,209,438   $    873,946
   Due from Jackson National Life
    Insurance Company of New York          12,572              -             -              -
   Receivable for investments sold            575            170       111,423             33
                                     -------------- ------------- -------------- -------------
     Total Assets                       3,093,586      2,178,989     4,320,861        873,979


Liabilities:

   Payable for investments purchased       12,572              -             -              -
   Due to Jackson National Life
    Insurance Company of New York             575            170       111,423             33
                                     -------------- ------------- -------------- -------------
     Total Liabilities                     13,147            170       111,423             33
                                     -------------- ------------- -------------- -------------


Net Assets                           $  3,080,439   $  2,178,819  $  4,209,438   $    873,946
                                     ============== ============= ============== =============

Total Net Assets Represented by:
   Number of units outstanding            292,695        234,345       390,287         81,785
                                     ============== ============= ============== =============
   Unit value (net assets divided by
    units outstanding)               $      10.52   $      9.30   $      10.79   $      10.69
                                     ============== ============= ============== =============

                See accompanying notes to financial statements.

                          JNLNY Separate Account - I

                                December 31, 2000

                                                                            Portfolios
                                     -----------------------------------------------------------------------------------------


                                         Salomon          T. Rowe       T. Rowe
                                       Brothers/JNL      Price/JNL     Price/JNL      T. Rowe        JNL/S&P       JNL/S&P
                                     U.S. Government    Established     Mid-Cap      Price/JNL    Conservative     Moderate
                                      & Quality Bond      Growth        Growth         Value        Growth I       Growth I
                                     ----------------- ------------- -------------- ------------- -------------- -------------

Assets:

   Investments in JNL Series Trust,
    at market value
    (See Schedule of Investments)    $     2,882,547   $  5,731,857  $  6,525,187   $    394,618  $  2,772,396   $  4,152,773
   Due from Jackson National Life
    Insurance Company of New York              1,000         11,795        13,906         65,411         6,250         12,142
   Receivable for investments sold               110            219           708             13           300            158
                                     ----------------- ------------- -------------- ------------- -------------- -------------
     Total Assets                          2,883,657      5,743,871     6,539,801        460,042     2,778,946      4,165,073


Liabilities:

   Payable for investments purchased           1,000         11,795        13,906         65,411         6,250         12,142
   Due to Jackson National Life
    Insurance Company of New York                110            219           708             13           300            158
                                     ----------------- ------------- -------------- ------------- -------------- -------------
     Total Liabilities                         1,110         12,014        14,614         65,424         6,550         12,300
                                     ----------------- ------------- -------------- ------------- -------------- -------------


Net Assets                           $     2,882,547   $  5,731,857  $  6,525,187   $    394,618  $  2,772,396   $  4,152,773
                                     ================= ============= ============== ============= ============== =============

Total Net Assets Represented by:
   Number of units outstanding               270,579        466,612       476,086         35,883       259,894        374,272
                                     ================= ============= ============== ============= ============== =============
   Unit value (net assets divided by
    units outstanding)               $         10.65   $      12.28  $      13.71   $      11.00  4      10.67   $      11.10
                                     ================= ============= ============== ============= ============== =============


                See accompanying notes to financial statements.


                                     ---------------------------------------------------------


                                                       JNL/S&P                     JNL/S&P
                                        JNL/S&P         Very         JNL/S&P        Equity
                                      Aggressive     Aggressive      Equity       Aggressive
                                       Growth I       Growth I      Growth I       Growth I
                                     -------------- -------------- ------------- -------------
Assets:

   Investments in JNL Series Trust,
    at market value                  $  4,320,745   $  1,012,623   $ 3,927,233   $  1,393,887
   Due from Jackson National Life
    Insurance Company of New York          11,795          3,761             -          5,898
   Receivable for investments sold            165             39           156             53
                                     -------------- -------------- ------------- -------------
     Total Assets                       4,332,705      1,016,423     3,927,389      1,399,838


Liabilities:

   Payable for investments purchased       11,795          3,761             -          5,898
   Due to Jackson National Life
    Insurance Company of New York             165             39           156             53
                                     -------------- -------------- ------------- -------------
     Total Liabilities                     11,960          3,800           156          5,951
                                     -------------- -------------- ------------- -------------


Net Assets                           $  4,320,745   $  1,012,623   $ 3,927,233   $  1,393,887
                                     ============== ============== ============= =============
Total Net Assets Represented by:
   Number of units outstanding            399,096         96,855       350,150        124,653
                                     ============== ============== ============= =============
   Unit value (net assets divided by
    units outstanding)               $      10.83   $      10.46   $     11.22   $      11.18
                                     ============== ============== ============= =============

                See accompanying notes to financial statements.

                          JNLNY Separate Account - I

                             Statement of Operations
                      For the year ended December 31, 2000

                                                                    Portfolios
                                       ------------------------------------------------------------------------



                                                                      JNL/Eagle     JNL/Eagle     JNL/Janus
                                         JNL/Alger    JNL/Alliance      Core        SmallCap      Aggressive
                                          Growth        Growth*        Equity        Equity         Growth
                                       -------------- ------------- ------------- -------------- -------------

Net realized gain (loss) from sales
   of investments:

   Proceeds from sales                 $  3,941,599   $    171,620  $    332,904  $    406,457   $  5,368,029
   Cost of investments sold               3,476,364        196,376       304,338       397,406      4,468,480
                                       -------------- ------------- ------------- -------------- -------------
   Net realized gain (loss) from
    sales of investments                    465,235        (24,756)       28,566         9,051        899,549


Change in net unrealized gain (loss)
 on investments:

   Unrealized gain (loss) beginning
     of period                            1,225,259              -        95,424       113,145      4,269,576
   Unrealized gain (loss) end of
     period                              (1,125,660)      (177,630)       61,486      (168,002)    (3,147,270)
                                       -------------- ------------- ------------- -------------- -------------
   Change in net unrealized gain
    (loss) on investments                (2,350,919)      (177,630)      (33,938)     (281,147)    (7,416,846)
                                       -------------- ------------- ------------- -------------- -------------


Net gain (loss) on investments           (1,885,684)      (202,386)       (5,372)     (272,096)    (6,517,297)


Expenses:

   Administrative charge                     16,605            534         2,085         2,383         34,907
   Mortality and expense risk charge        138,371          4,451        17,378        19,855        290,888
                                       -------------- ------------- ------------- -------------- -------------

    Total expenses                          154,976          4,985        19,463        22,238        325,795
                                       -------------- ------------- ------------- -------------- -------------

Increase (decrease) in net assets
   resulting from operations           $ (2,040,660)  $   (207,371) $    (24,835) $   (294,334)  $ (6,843,092)
                                       ============== ============= ============= ============== =============

                                       ----------------------------



                                                       JNL/Janus
                                         JNL/Janus      Capital
                                         Balanced*       Growth
                                       -------------- -------------

Net realized gain (loss) from sales
   of investments:

   Proceeds from sales                 $    171,002   $  6,511,187
   Cost of investments sold                 172,464      5,244,360
                                       -------------- -------------
   Net realized gain (loss) from
    sales of investments                     (1,462)     1,266,827


Change in net unrealized gain (loss)
  on investments:

   Unrealized gain (loss) beginning
     of period                                    -      5,509,435
   Unrealized gain (loss) end of
     period                                 (12,346)    (7,220,342)
                                       -------------- -------------
   Change in net unrealized gain
    (loss) on investments                   (12,346)   (12,729,777)
                                       -------------- -------------


Net gain (loss) on investments              (13,808)   (11,462,950)


Expenses:

   Administrative charge                        834         36,877
   Mortality and expense risk charge          6,947        307,309
                                       -------------- -------------

    Total expenses                            7,781        344,186
                                       -------------- -------------

Increase (decrease) in net assets
   resulting from operations           $    (21,589)  $(11,807,136)
                                       ============== =============


--------------------------------------
 * Period from May 1, 2000 (commencement of operations).

                See accompanying notes to financial statements.


                                       -------------------------------------------------------------------------



                                         JNL/Janus                   JNL/Putnam     JNL/Putnam    JNL/Putnam
                                          Global       JNL/Putnam   International     Midcap         Value
                                         Equities        Growth        Equity         Growth        Equity
                                       -------------- ------------- -------------- ------------- --------------

Net realized gain (loss) from sales
   of investments:

   Proceeds from sales                 $  3,213,171   $  1,330,106  $  1,441,226   $     15,838  $  2,115,330
   Cost of investments sold               3,029,814      1,226,207     1,376,366         15,892     2,212,245
                                       -------------- ------------- -------------- ------------- --------------
   Net realized gain (loss) from
    sales of investments                    183,357        103,899        64,860            (54)      (96,915)


Change in net unrealized gain (loss)
  on investments:

   Unrealized gain (loss) beginning
     of period                            1,260,427      1,002,641       265,461              -      (276,222)
   Unrealized gain (loss) end of
     period                              (2,926,008)      (650,389)     (125,799)       (13,092)      358,570
                                       -------------- ------------- -------------- ------------- --------------
   Change in net unrealized gain
    (loss) on investments                (4,186,435)    (1,653,030)     (391,260)       (13,092)      634,792
                                       -------------- ------------- -------------- ------------- --------------


Net gain (loss) on investments           (4,003,078)    (1,549,131)     (326,400)       (13,146)      537,877


Expenses:

   Administrative charge                     20,214         11,172         3,224            222        10,007
   Mortality and expense risk charge        168,453         93,103        26,866          1,846        83,389
                                       -------------- ------------- -------------- ------------- --------------

    Total expenses                          188,667        104,275        30,090          2,068        93,396
                                       -------------- ------------- -------------- ------------- --------------

Increase (decrease) in net assets
   resulting from operations           $ (4,191,745)  $ (1,653,406) $   (356,490)  $   (15,214)  $    444,481
                                       ============== ============= ============== ============= ==============

                                       ----------------------------


                                                          PPM
                                           PPM        America/JNL
                                       America/JNL    High Yield
                                        Balanced         Bond
                                       ------------- --------------

Net realized gain (loss) from sales
   of investments:

   Proceeds from sales                 $   860,715   $    824,584
   Cost of investments sold                873,403        828,989
                                       ------------- --------------
   Net realized gain (loss) from
    sales of investments                   (12,688)        (4,405)


Change in net unrealized gain (loss)
  on investments:

   Unrealized gain (loss) beginning
     of period                             (34,756)         3,965
   Unrealized gain (loss) end of
     period                                228,670       (109,319)
                                       ------------- --------------
   Change in net unrealized gain
    (loss) on investments                  263,426       (113,284)
                                       ------------- --------------


Net gain (loss) on investments             250,738       (117,689)


Expenses:

   Administrative charge                     3,805          3,237
   Mortality and expense risk charge        31,705         26,973
                                       ------------- --------------

    Total expenses                          35,510         30,210
                                       ------------- --------------

Increase (decrease) in net assets
   resulting from operations           $   215,228   $  (147,899)
                                       ============= ==============


                See accompanying notes to financial statements.

                           JNLNY Separate Account - I

                      For the year ended December 31, 2000

                                                                              Portfolios
                                       -----------------------------------------------------------------------------------------


                                            PPM                         Salomon         T. Rowe        T. Rowe
                                        America/JNL     Salomon       Brothers/JNL     Price/JNL      Price/JNL      T. Rowe
                                           Money      Brothers/JNL  U.S. Government   Established      Mid-Cap      Price/JNL
                                          Market      Global Bond    & Quality Bond     Growth         Growth        Value*
                                       -------------- ------------- ---------------- -------------- ------------- --------------

Net realized gain from sales
   of investments:

   Proceeds from sales                 $  6,996,214   $    166,145  $       325,848  $    908,582   $    999,300  $     15,109
   Cost of investments sold               6,934,686        161,200          313,541       796,127        899,255        14,956
                                       -------------- ------------- ---------------- -------------- ------------- --------------
   Net realized gain from sales
    of investments                           61,528          4,945           12,307       112,455        100,045           153


Change in net unrealized gain (loss)
  on investments:

   Unrealized gain (loss) beginning
     of period                                8,210         10,419           (5,978)      442,034        308,059             -
   Unrealized gain (loss) end of
     period                                  73,544         58,027          238,383       226,920        452,128        24,321
                                       -------------- ------------- ---------------- -------------- ------------- --------------
   Change in net unrealized gain
    (loss) on investments                    65,334         47,608          244,361      (215,114)       144,069        24,321
                                       -------------- ------------- ---------------- -------------- ------------- --------------


Net gain (loss) on investments              126,862         52,553          256,668      (102,659)       244,114        24,474


Expenses:

   Administrative charge                      3,257          1,074            3,232         7,361          6,698            87
   Mortality and expense risk charge         27,140          8,948           26,932        61,339         55,816           723
                                       -------------- ------------- ---------------- -------------- ------------- --------------

    Total expenses                           30,397         10,022           30,164        68,700         62,514           810
                                       -------------- ------------- ---------------- -------------- ------------- --------------

Increase (decrease) in net assets
   resulting from operations           $     96,465   $     42,531  $       226,504  $   (171,359)  $    181,600  $     23,664
                                       ============== ============= ================ ============== ============= ==============

--------------------------------------
* Period from May 1, 2000 (commencement of operations).


                                       --------------------------------------------------------------------------------------
                                                                                     JNL/S&P                     JNL/S&P
                                          JNL/S&P        JNL/S&P       JNL/S&P         Very         JNL/S&P       Equity
                                       Conservative     Moderate     Aggressive     Aggressive      Equity      Aggressive
                                         Growth I       Growth I      Growth I       Growth I      Growth I      Growth I
                                       -------------- -------------- ------------- ------------- -------------- -------------

Net realized gain from sales
   of investments:

   Proceeds from sales                 $    515,223   $    406,162   $   156,249   $    119,614  $    435,332   $    504,516
   Cost of investments sold                 491,333        381,292       144,092        117,645       434,531       451,859
                                       -------------- -------------- ------------- ------------- -------------- -------------
   Net realized gain from sales
    of investments                           23,890         24,870        12,157          1,969           801        52,657


Change in net unrealized gain (loss)
  on investments:

   Unrealized gain (loss) beginning
     of period                              118,207        177,161       209,745         39,033       289,771       140,134
   Unrealized gain (loss) end of
     period                                  13,538        (84,846)     (269,936)      (173,431)     (396,266)     (204,212)
                                       -------------- -------------- ------------- ------------- -------------- -------------
   Change in net unrealized gain
    (loss) on investments                  (104,669)      (262,007)     (479,681)      (212,464)     (686,037)     (344,346)
                                       -------------- -------------- ------------- ------------- -------------- -------------


Net gain (loss) on investments              (80,779)      (237,137)     (467,524)      (210,495)     (685,236)     (291,689)


Expenses:

   Administrative charge                      3,199          4,084         4,854          1,172         4,957         1,737
   Mortality and expense risk charge         26,656         34,032        40,448          9,769        41,311        14,477
                                       -------------- -------------- ------------- ------------- -------------- -------------

    Total expenses                           29,855         38,116        45,302         10,941        46,268        16,214
                                       -------------- -------------- ------------- ------------- -------------- -------------

Increase (decrease) in net assets
   resulting from operations            $  (110,634)   $  (275,253)  $  (512,826)  $  (221,436)   $  (731,504)  $  (307,903)
                                       ============== ============== ============= ============= ============== =============

                See accompanying notes to financial statements.

                           JNLNY Separate Account - I

                       Statements of Changes in Net Assets


                                                                     Portfolios
                                        ------------------------------------------------------------------------
                                                                     JNL/Alliance           JNL/Eagle
                                             JNL/Alger Growth          Growth             Core Equity
                                        ---------------------------- ------------- ----------------------------
                                                                     Period from                  Period from
                                                                       May 1,                      March 22,
                                                Year ended            2000* to      Year ended     1999* to
                                               December 31,            December     December 31,    December
                                                                         31,                          31,
                                            2000          1999           2000          2000          1999
                                        ------------- -------------- ------------- -------------- -------------
Operations:

   Net realized gain (loss) from
   sales of investments                 $    465,235  $     22,080   $    (24,756) $     28,566   $      1,549
   Change in net unrealized gain
   (loss) on investments                  (2,350,919)    1,223,698       (177,630)      (33,938)        95,424
   Administrative charge                     (16,605)       (4,336)          (534)       (2,085)          (401)
   Mortality and expense risk charge        (138,371)      (36,131)        (4,451)      (17,378)        (3,340)
                                        ------------- -------------- ------------- -------------- -------------

Increase (decrease) in net assets
   resulting
   from operations                        (2,040,660)    1,205,311       (207,371)      (24,835)        93,232


Net deposits into
   Separate Account (Note 6)               5,476,826     7,074,470      1,077,407       796,911        756,701
                                        ------------- -------------- ------------- -------------- -------------

   Increase in net assets                  3,436,166     8,279,781        870,036       772,076        849,933


Net Assets:

   Beginning of period                     8,318,586        38,805              -       849,933              -
                                        ------------- -------------- ------------- -------------- -------------

   End of period                        $ 11,754,752  $  8,318,586   $    870,036  $  1,622,009   $    849,933
                                        ============= ============== ============= ============== =============


                                        ----------------------------
                                                JNL/Eagle
                                             SmallCap Equity
                                        ----------------------------
                                                      Period from
                                                       April 22,
                                         Year ended     1999* to
                                        December 31,  December 31,
                                            2000          1999
                                        -------------- --------------

Operations:

   Net realized gain (loss) from
   sales of investments                 $      9,051  $        714
   Change in net unrealized gain
   (loss) on investments                    (281,147)      113,145
   Administrative charge                      (2,383)         (385)
   Mortality and expense risk charge         (19,855)       (3,208)
                                        -------------- --------------

Increase (decrease) in net assets
   resulting
   from operations                          (294,334)      110,266


Net deposits into
   Separate Account (Note 6)               1,186,101       811,538
                                        -------------- --------------

   Increase in net assets                    891,767       921,804


Net Assets:

   Beginning of period                       921,804             -
                                        -------------- --------------

   End of period                        $  1,813,571   $   921,804
                                        ============== ==============

---------------------------------------
* Commencement of operations.

                See accompanying notes to financial statements.

                                        -----------------------------------------------------------------------


                                                 JNL/Janus            JNL/Janus             JNL/Janus
                                             Aggressive Growth         Balanced           Capital Growth


                                        ------------------------------------------- ---------------------------
                                                       Period from   Period from
                                                       January 29,      May 1,              Year ended
                                         Year ended      1999* to      2000* to            December 31,
                                        December 31,   December 31,  December 31,
                                            2000           1999          2000          2000           1999
                                        -------------- ---------------------------- ------------- -------------
Operations:

   Net realized gain (loss) from
   sales of investments                 $    899,549   $    131,050  $     (1,462)  $  1,266,827  $    196,050
   Change in net unrealized gain
   (loss) on investments                  (7,416,846)     4,269,576       (12,346)   (12,729,777)    5,509,011
   Administrative charge                     (34,907)        (7,097)         (834)       (36,877)       (6,494)
   Mortality and expense risk charge        (290,888)       (59,140)       (6,947)      (307,309)      (54,115)
                                        -------------- ------------- -------------- ------------- -------------

Increase (decrease) in net assets
   resulting
   from operations                        (6,843,092)     4,334,389       (21,589)   (11,807,136)    5,644,452


Net deposits into
   Separate Account (Note 6)              15,499,676     10,456,311     1,330,393     17,715,829    10,394,024
                                        -------------- ------------- -------------- ------------- -------------

   Increase in net assets                  8,656,584     14,790,700     1,308,804      5,908,693    16,038,476


Net Assets:

   Beginning of period                    14,790,700              -             -     16,042,990         4,514
                                        -------------- ------------- -------------- ------------- -------------

   End of period                        $ 23,447,284   $ 14,790,700  $  1,308,804   $ 21,951,683  $ 16,042,990
                                        ============== ============= ============== ============= =============

                                        ----------------------------- ---------------------------
                                                 JNL/Janus                   JNL/Putnam
                                              Global Equities                  Growth
                                        ----------------------------- ---------------------------
                                                Year ended                    Year ended
                                               December 31,                  December 31,
                                            2000           1999          2000           1999
                                        -------------- -------------- ------------- --------------
Operations:

   Net realized gain (loss) from
   sales of investments                 $    183,357   $     27,827   $    103,899  $     36,867
   Change in net unrealized gain
   (loss) on investments                  (4,186,435)     1,259,122     (1,653,030)    1,002,641
   Administrative charge                     (20,214)        (1,876)       (11,172)       (3,313)
   Mortality and expense risk charge        (168,453)       (15,632)       (93,103)      (27,608)
                                        -------------- -------------- ------------- --------------

Increase (decrease) in net assets
   resulting
   from operations                        (4,191,745)     1,269,441     (1,653,406)    1,008,587


Net deposits into
   Separate Account (Note 6)              13,626,009      3,690,871      3,594,621     4,850,862
                                        -------------- -------------- ------------- --------------

   Increase in net assets                  9,434,264      4,960,312      1,941,215     5,859,449


Net Assets:

   Beginning of period                     4,989,717         29,405      5,859,449             -
                                        -------------- -------------- ------------- --------------

   End of period                        $ 14,423,981   $  4,989,717   $  7,800,664  $  5,859,449
                                        ============== ============== ============= ==============


                See accompanying notes to financial statements.

                           JNLNY Separate Account - I


                                                                                   Portfolios
                                       ------------------------------------------------------------------------

                                                                     JNL/Putnam
                                               JNL/Putnam              Midcap             JNL/Putnam
                                          International Equity         Growth            Value Equity


                                       ---------------------------- ------------------------------------------
                                                                     Period from
                                                                       May 1,
                                               Year ended             2000* to            Year ended
                                              December 31,          December 31,        December 31,
                                           2000           1999          2000          2000          1999
                                       -------------- ------------- ------------- -------------- -------------
Operations:

   Net realized gain (loss) from
     sales of investments              $     64,860   $      2,920  $        (54) $    (96,915)  $    (39,918)
   Change in net unrealized gain
     (loss) on investments                 (391,260)       265,461       (13,092)      634,792       (276,275)
   Administrative charge                     (3,224)          (718)         (222)      (10,007)        (3,091)
   Mortality and expense risk charge        (26,866)        (5,983)       (1,846)      (83,389)       (25,757)
                                       -------------- ------------- ------------- -------------- -------------

Increase (decrease) in net assets
resulting
   from operations                         (356,490)       261,680       (15,214)      444,481       (345,041)


Net deposits into
   Separate Account (Note 6)              1,939,000      1,144,314       570,998     2,004,658      5,611,560
                                       -------------- ------------- ------------- -------------- -------------

   Increase in net assets                 1,582,510      1,405,994       555,784     2,449,139      5,266,519


Net Assets:

   Beginning of period                    1,405,994              -             -     5,276,409          9,890
                                       -------------- ------------- ------------- -------------- -------------

   End of period                       $  2,988,504   $  1,405,994  $    555,784  $  7,725,548   $  5,276,409
                                       ============== ============= ============= ============== =============


                                       ----------------------------


                                             PPM America/JNL
                                                Balanced


                                       ----------------------------
                                                      Period from
                                                      January 21,
                                        Year ended     1999* to
                                       December 31,   December 31,
                                           2000          1999
                                       -------------- -------------
Operations:

   Net realized gain (loss) from
     sales of investments              $    (12,688)  $     (1,297)
   Change in net unrealized gain
     (loss) on investments                  263,426        (34,756)
   Administrative charge                     (3,805)        (1,256)
   Mortality and expense risk charge        (31,705)       (10,465)
                                       -------------- -------------

Increase (decrease) in net assets
   resulting
   from operations                          215,228        (47,774)


Net deposits into
   Separate Account (Note 6)                998,070      1,914,915
                                       -------------- -------------

   Increase in net assets                 1,213,298      1,867,141


Net Assets:

   Beginning of period                    1,867,141              -
                                       -------------- -------------

   End of period                       $  3,080,439   $  1,867,141
                                       ============== =============

--------------------------------------
* Commencement of operations.


                See accompanying notes to financial statements.


                                       --------------------------------------------------------------------------------------


                                             PPM America/JNL             PPM America/JNL              Salomon Brothers/
                                             High Yield Bond               Money Market                JNL Global Bond


                                       ---------------------------- ---------------------------- ----------------------------
                                                                                                               Period from
                                                                                                               January 21,
                                               Year ended                   Year ended            Year ended     1999* to
                                              December 31,                 December 31,          December 31,  December 31,
                                           2000           1999          2000          1999           2000          1999
                                       -------------- ------------- -------------- ------------- ------------- --------------
Operations

   Net realized gain (loss) from
     sales of investments              $     (4,405)  $       (675) $     61,528   $     15,656  $      4,945  $        196
   Change in net unrealized gain
     (loss) on investments                 (113,284)         3,926        65,334          8,206        47,608        10,419
   Administrative charge                     (3,237)        (1,389)       (3,257)          (757)       (1,074)         (353)
   Mortality and expense risk charge        (26,973)       (11,574)      (27,140)        (6,310)       (8,948)       (2,940)
                                       -------------- ------------- -------------- ------------- ------------- --------------

Increase (decrease) in net assets
   resulting
   from operations                         (147,899)        (9,712)       96,465         16,795        42,531         7,322


Net deposits into
   Separate Account (Note 6)                494,845      1,831,428     2,970,621      1,123,554       294,553       529,540
                                       -------------- ------------- -------------- ------------- ------------- --------------

   Increase in net assets                   346,946      1,821,716     3,067,086      1,140,349       337,084       536,862


Net Assets:

   Beginning of period                    1,831,873         10,157     1,142,352          2,003       536,862            --
                                       -------------- ------------- -------------- ------------- ------------- --------------

   End of period                       $  2,178,819   $  1,831,873  $  4,209,438   $  1,142,352  $    873,946  $    536,862
                                       ============== ============= ============== ============= ============= ==============

                                       ----------------------------

                                          Salomon Brothers/JNL
                                            U.S. Government &
                                              Quality Bond


                                       ----------------------------


                                               Year ended
                                              December 31,
                                           2000          1999
Operations:                            ------------- --------------

   Net realized gain (loss) from
     sales of investments              $     12,307  $        (26)
   Change in net unrealized gain
     (loss) on investments                  244,361        (6,022)
   Administrative charge                     (3,232)       (1,152)
   Mortality and expense risk charge        (26,932)       (9,603)
                                       ------------- --------------

Increase (decrease) in net assets
   resulting
   from operations                          226,504       (16,803)


Net deposits into
   Separate Account (Note 6)              1,125,843     1,536,867
                                       ------------- --------------

   Increase in net assets                 1,352,347     1,520,064


Net Assets:

   Beginning of period                    1,530,200        10,136
                                       ------------- --------------

   End of period                       $  2,882,547  $  1,530,200
                                       ============= ==============

                See accompanying notes to financial statements.

                           JNLNY Separate Account - I

                                                                     Portfolios
                                       -----------------------------------------------------------------------
                                                                                                   T. Rowe
                                           T. Rowe Price/ JNL            T. Rowe Price/JNL        Price/JNL
                                           Established Growth             Mid-Cap Growth            Value
                                       ---------------------------- ---------------------------- -------------
                                                      Period from                                Period from
                                                      February 9,                                   May 1,
                                        Year ended      1999* to           Year ended             2000* to
                                       December 31,   December 31,        December 31,           December 31,
                                           2000           1999          2000          1999           2000
                                       -------------- ------------- ------------- -------------- -------------
Operations:

   Net realized gain (loss) from
    sales of investments               $    112,455   $     50,670  $    100,045  $     20,846   $        153
   Change in net unrealized gain
    (loss) on investments                  (215,114)       442,034       144,069       308,059         24,321
   Administrative charge                     (7,361)        (2,383)       (6,698)       (1,308)           (87)
   Mortality and expense risk charge        (61,339)       (19,857)      (55,816)      (10,902)          (723)
                                       -------------- ------------- ------------- -------------- -------------

Increase (decrease) in net assets
   resulting
   from operations                         (171,359)       470,464       181,600       316,695         23,664


Net deposits into
   Separate Account (Note 6)              2,551,020      2,881,732     4,138,027     1,888,865        370,954
                                       -------------- ------------- ------------- -------------- -------------

   Increase in net assets                 2,379,661      3,352,196     4,319,627     2,205,560        394,618


Net Assets:

   Beginning of period                    3,352,196              -     2,205,560             -              -
                                       -------------- ------------- ------------- -------------- -------------

   End of period                       $  5,731,857   $  3,352,196  $  6,525,187  $  2,205,560   $    394,618
                                       ============== ============= ============= ============== =============


                                       ----------------------------

                                                 JNL/S&P
                                          Conservative Growth I
                                       ----------------------------
                                                      Period from
                                                       April 22,
                                       Year ended      1999* to
                                       December 31,   December 31,
                                           2000           1999
                                       -------------- -------------
Operations:

   Net realized gain (loss) from
    sales of investments               $     23,890   $     (1,267)
   Change in net unrealized gain
    (loss) on investments                  (104,669)       118,207
   Administrative charge                     (3,199)          (594)
   Mortality and expense risk charge        (26,656)        (4,949)
                                       -------------- -------------

Increase (decrease) in net assets
   resulting
   from operations                         (110,634)       111,397


Net deposits into
   Separate Account (Note 6)              1,649,712      1,121,921
                                       -------------- -------------

   Increase in net assets                 1,539,078      1,233,318


Net Assets:

   Beginning of period                    1,233,318              -
                                       -------------- -------------

   End of period                       $    2,772,396 $  1,233,318
                                       ============== =============


--------------------------------------
* Commencement of operations.


                See accompanying notes to financial statements.


                                       ---------------------------------------------------------------------------------------

                                                                                                           JNL/S&P
                                                 JNL/S&P                      JNL/S&P                  Very Aggressive
                                            Moderate Growth I           Aggressive Growth I               Growth I
                                       --------------------------------------------------------- ----------------------------
                                                      Period from                  Period from                 Period from
                                                       April 20,                     May 10,                     May 13,
                                        Year ended      1999* to     Year ended     1999* to      Year ended     1999* to
                                       December 31,   December 31,  December 31,    December     December 31,  December 31,
                                           2000           1999          2000          1999           2000          1999
                                       -------------- ------------- -------------- ------------- ------------- --------------
Operations:

   Net realized gain (loss) from
    sales of investments               $     24,870   $      2,434  $     12,157   $      2,934  $      1,969  $        118
   Change in net unrealized gain
    (loss) on investments                  (262,007)       177,161      (479,681)       209,745      (212,464)       39,033
   Administrative charge                     (4,084)          (634)       (4,854)          (568)       (1,172)          (83)
   Mortality and expense risk charge        (34,032)        (5,282)      (40,448)        (4,733)       (9,769)         (689)
                                       -------------- ------------- -------------- ------------- ------------- --------------

Increase (decrease) in net assets
   resulting
   from operations                         (275,253)       173,679      (512,826)       207,378      (221,436)       38,379


Net deposits into
   Separate Account (Note 6)              3,158,316      1,096,031     3,629,260        996,933     1,035,350       160,330
                                       -------------- ------------- -------------- ------------- ------------- --------------

   Increase in net assets                 2,883,063      1,269,710     3,116,434      1,204,311       813,914       198,709


Net Assets:

   Beginning of period                    1,269,710              -     1,204,311              -       198,709             -
                                       -------------- ------------- -------------- ------------- ------------- --------------

   End of period                       $  4,152,773   $  1,269,710  $  4,320,745   $  1,204,311  $  1,012,623  $  198,709
                                       ============== ============= ============== ============= ============= ==============

                                       ---------------------------------------------------------

                                                                              JNL/S&P
                                                 JNL/S&P                 Equity Aggressive
                                             Equity Growth I                 Growth I
                                       ---------------------------- ----------------------------
                                                     Period from                  Period from
                                                      April 20,                    April 20,
                                        Year ended     1999* to     Year ended      1999* to
                                       December 31,  December 31,  December 31,  December 31,
                                           2000          1999          2000           1999
                                       ------------- -------------- ------------- --------------
Operations:

   Net realized gain (loss) from
    sales of investments               $        801  $      2,839   $     52,657  $         (6)
   Change in net unrealized gain
    (loss) on investments                  (686,037)      289,771       (344,346)      140,134
   Administrative charge                     (4,957)         (617)        (1,737)         (237)
   Mortality and expense risk charge        (41,311)       (5,142)       (14,477)       (1,975)
                                       ------------- -------------- ------------- --------------

Increase (decrease) in net assets
   resulting
   from operations                         (731,504)      286,851       (307,903)      137,916


Net deposits into
   Separate Account (Note 6)              3,193,202     1,178,684      1,072,363       491,511
                                       ------------- -------------- ------------- --------------

   Increase in net assets                 2,461,698     1,465,535        764,460       629,427


Net Assets:

   Beginning of period                    1,465,535             -        629,427             -
                                       ------------- -------------- ------------- --------------

   End of period                       $  3,927,233  $  1,465,535   $  1,393,887  $    629,427
                                       ============= ============== ============= ==============

                See accompanying notes to financial statements.

                           JNLNY Separate Account - I

                             Schedule of Investments
                                December 31, 2000

                                                                           Number                           Market
                                                                          of Shares         Cost             Value
                                                                       -------------------------------- ----------------
JNL Series Trust

JNL/Alger Growth                                                               632,656 $    12,880,412  $    11,754,752

JNL/Alliance Growth                                                             64,209       1,047,666          870,036

JNL/Eagle Core Equity                                                          100,062       1,560,523        1,622,009

JNL/Eagle SmallCap Equity                                                      127,716       1,981,573        1,813,571

JNL/Janus Aggressive Growth                                                    879,493      26,594,554       23,447,284

JNL/Janus Balanced                                                             135,067       1,321,150        1,308,804

JNL/Janus Capital Growth                                                       932,131      29,172,025       21,951,683

JNL/Janus Global Equities                                                      555,409      17,349,989       14,423,981

JNL/Putnam Growth                                                              340,492       8,451,053        7,800,664

JNL/Putnam International Equity                                                244,358       3,114,303        2,988,504

JNL/Putnam Midcap Growth                                                        56,140         568,876          555,784

JNL/Putnam Value Equity                                                        434,508       7,366,978        7,725,548

PPM America/JNL Balanced                                                       234,611       2,851,769        3,080,439

PPM America/JNL High Yield Bond                                                253,351       2,288,138        2,178,819

PPM America/JNL Money Market                                                 4,209,438       4,135,894        4,209,438

Salomon Brothers/JNL Global Bond                                                84,358         815,919          873,946

Salomon Brothers/JNL U.S. Government & Quality Bond                            263,246       2,644,164        2,882,547

T. Rowe Price/JNL Established Growth                                           305,862       5,504,937        5,731,857

T. Rowe Price/JNL Mid-Cap Growth                                               278,022       6,073,059        6,525,187

T. Rowe Price/JNL Value                                                         35,424         370,297          394,618

JNL/S&P Conservative Growth I                                                  234,551       2,758,858        2,772,396

JNL/S&P Moderate Growth I                                                      335,713       4,237,619        4,152,773

JNL/S&P Aggressive Growth I                                                    335,983       4,590,681        4,320,745

JNL/S&P Very Aggressive Growth I                                                77,418       1,186,054        1,012,623

JNL/S&P Equity Growth I                                                        311,933       4,323,499        3,927,233

JNL/S&P Equity Aggressive Growth I                                             110,626       1,598,099        1,393,887


--------------------------------------------------------------------------------
                           JNLNY Separate Account - I

                          Notes to Financial Statements
--------------------------------------------------------------------------------

Note 1 - Organization

    Jackson National Life Insurance Company of New York ("JNLNY") established JNLNY Separate Account - I (the "Separate Account") on September 12, 1997. The Separate Account commenced operations on November 27, 1998, and is registered under the Investment Company Act of 1940 as a unit investment trust. The Separate Account receives and invests net premiums for individual flexible premium variable annuity contracts issued by JNLNY. The contracts can be purchased on a non-tax qualified basis or in connection with certain plans qualifying for favorable federal income tax treatment. The Separate Account currently consists of twenty-six Portfolios, each of which invests in the following series of the JNL Series Trust:

                     JNL/Alger Growth Series
                     JNL/Alliance Growth Series
                     JNL/Eagle Core Equity Series
                     JNL/Eagle SmallCap Equity Series
                     JNL/Janus Aggressive Growth Series
                     JNL/Janus Balanced Series
                     JNL/Janus Capital Growth Series
                     JNL/Janus Global Equities Series
                     JNL/Putnam Growth Series
                     JNL/Putnam International Equity Series
                     JNL/Putnam Midcap Growth Series
                     JNL/Putnam Value Equity Series
                     PPM America/JNL Balanced Series
                     PPM America/JNL High Yield Bond Series
                     PPM America/JNL Money Market Series
                     Salomon Brothers/JNL Global Bond Series
                     Salomon Brothers/JNL U.S. Government & Quality Bond Series
                     T. Rowe Price/JNL Established Growth Series
                     T. Rowe Price/JNL Mid-Cap Growth Series
                     T. Rowe Price/JNL Value Series
                     JNL/S&P Conservative Growth Series I
                     JNL/S&P Moderate Growth Series I
                     JNL/S&P Aggressive Growth Series I
                     JNL/S&P Very Aggressive Growth Series I
                     JNL/S&P Equity Growth Series I
                     JNL/S&P Equity Aggressive Growth Series I

    Jackson National Financial Services, LLC, a wholly-owned subsidiary of JNL, serves as investment adviser for all the series of the JNL Series Trust.

Note 2 - Significant Accounting Policies

    The following is a summary of significant accounting policies followed by the Separate Account in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

--------------------------------------------------------------------------------
                           JNLNY Separate Account - I

                    Notes to Financial Statements (continued)
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (continued)

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Investments

             The Separate Account's investments in the corresponding series of the JNL Series Trust ("Series") are stated at the net asset values of the respective series. The average cost method is used in determining the cost of the shares sold on withdrawals by the Separate Account. Investments in the Series are recorded on trade date. The Separate Account does not record dividend income as the Series follow the accounting practice known as consent dividending, whereby all net investment income and realized gains are treated as being distributed to the Separate Account and are immediately reinvested in the Series.

         Federal Income Taxes

             The operations of the Separate Account are included in the federal income tax return of JNLNY, which is taxed as a "life insurance company" under the provisions of the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the Separate Account. Therefore, no federal income tax has been provided.

Note 3 - Policy Charges

    Charges are deducted from the Separate Account to compensate JNLNY for providing the insurance benefits set forth in the contracts, administering the contracts, distributing the contracts, and assuming certain risks in connection with the contracts.


         Contract Maintenance Charge

             An annual contract maintenance charge of $30 is charged against each contract to reimburse JNLNY for expenses incurred in establishing and maintaining records relating to the contract. The contract maintenance charge is assessed on each anniversary of the contract date that occurs on or prior to the annuity date. The charge is deducted by redeeming units. For the year ended December 31, 2000, $15,599 in contract maintenance charges were assessed.

--------------------------------------------------------------------------------
                           JNLNY Separate Account - I

                    Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

Note 3 - Policy Charges (continued)

         Transfer Fee Charge

             A transfer fee of $25 will apply to transfers made by contract holders between the portfolios and between the portfolios and the general account in excess of 15 transfers in a contract year. JNLNY may waive the transfer fee in connection with pre-authorized automatic transfer programs, or in those states where a lesser fee is required.

             This fee will be deducted from contract values which remain in the portfolio(s) from which the transfers were made. If such remaining contract value is insufficient to pay the transfer fee, then the fee will be deducted from transferred contract values. For the year ended December 31, 2000, $75 in transfer fees were assessed.

         Surrender or Contingent Deferred Sales Charge

             During the first seven contract years, certain contracts include a provision for a charge upon the surrender or partial surrender of the contract. The amount assessed under the contract terms, if any, depends upon the cost associated with distributing the particular contracts. The amount, if any, is determined based on a number of factors, including the amount withdrawn, the contract year of surrender, or the number and amount of withdrawals in a calendar year. The surrender charges are assessed by JNLNY and withheld from the proceeds of the withdrawals. For the year ended December 31, 2000, $125,840 in surrender charges were assessed.

         Insurance Charges

             JNLNY deducts a daily charge from the assets of the Separate Account equivalent to an annual rate of 1.25% for the assumption of mortality and expense risks. The mortality risk assumed by JNLNY is that the insured may receive benefits greater than those anticipated by JNLNY. The expense risk assumed by JNLNY is that the costs of administering the contracts of the Separate Account will exceed the amount received from the Administration Charge and the Contract Maintenance Charge.

             JNLNY deducts a daily charge for administrative expenses from the net assets of the Separate Account equivalent to an annual rate of 0.15%. The administration charge is designed to reimburse JNLNY for administrative expenses related to the Separate Account and the issuance and maintenance of contracts.

--------------------------------------------------------------------------------
                           JNLNY Separate Account - I

                    Notes to Financial Statements (continued)
--------------------------------------------------------------------------------


Note 4 - Purchases and Sales of Investments

For the year ended December 31, 2000, purchases and proceeds from sales of investments in the JNL Series Trust are as follows:

                                                                                                     Proceeds
                                                                                    Purchases       from Sales
                                                                                 ---------------- ----------------
         JNL Series Trust

         JNL/Alger Growth                                                        $    9,263,449   $    3,941,599

         JNL/Alliance Growth                                                          1,244,042          171,620

         JNL/Eagle Core Equity                                                        1,110,352          332,904

         JNL/Eagle SmallCap Equity                                                    1,570,320          406,457

         JNL/Janus Aggressive Growth                                                 20,541,910        5,368,029

         JNL/Janus Balanced                                                           1,493,614          171,002

         JNL/Janus Capital Growth                                                    23,882,830        6,511,187

         JNL/Janus Global Equities                                                   16,650,513        3,213,171

         JNL/Putnam Growth                                                            4,820,452        1,330,106

         JNL/Putnam International Equity                                              3,350,136        1,441,226

         JNL/Putnam Midcap Growth                                                       584,768           15,838

         JNL/Putnam Value Equity                                                      4,026,592        2,115,330

         PPM America/JNL Balanced                                                     1,823,275          860,715

         PPM America/JNL High Yield Bond                                              1,289,219          824,584

         PPM America/JNL Money Market                                                 9,936,438        6,996,214

         Salomon Brothers/JNL Global Bond                                               450,676          166,145

         Salomon Brothers/JNL U.S. Government & Quality Bond                          1,421,527          325,848

         T. Rowe Price/JNL Established Growth                                         3,390,902          908,582

         T. Rowe Price/JNL Mid-Cap Growth                                             5,074,813          999,300

         T. Rowe Price/JNL Value                                                        385,253           15,109

         JNL/S&P Conservative Growth I                                                2,135,080          515,223

         JNL/S&P Moderate Growth I                                                    3,526,362          406,162

         JNL/S&P Aggressive Growth I                                                  3,740,207          156,249

         JNL/S&P Very Aggressive Growth I                                             1,144,023          119,614

         JNL/S&P Equity Growth I                                                      3,582,266          435,332

         JNL/S&P Equity Aggressive Growth I                                           1,560,665          504,516

--------------------------------------------------------------------------------
                           JNLNY Separate Account - I

                    Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

Note 5 -  Accumulation of Unit Activity

The following is a reconciliation of unit activity for the periods ended December 31, 2000 and 1999:

                                         Units                                 Units                                Units
                                      Outstanding     Units       Units     Outstanding    Units       Units     Outstanding
Portfolio:                            at 12/31/98    Issued     Redeemed    at 12/31/99   Issued      Redeemed   at 12/31/00
-------------------------------------------------- ------------------------ ------------------------ ----------- ------------

JNL/Alger Growth                          3,613      618,803     (35,393)     587,023     645,348     (260,604)    971,767

JNL/Alliance Growth                           -            -           -            -     131,082      (19,983)    111,099

JNL/Eagle Core Equity                         -       80,670      (8,674)      71,996      92,721      (25,779)    138,938

JNL/Eagle SmallCap Equity                     -       79,550      (4,508)      75,042     130,258      (32,736)    172,564

JNL/Janus Aggressive Growth                   -      944,377     (69,107)     875,270   1,199,239     (294,811)  1,779,698

JNL/Janus Balanced                            -            -           -            -     145,771      (16,150)    129,621

JNL/Janus Capital Growth                    398      706,188     (66,192)     640,394     963,405     (242,221)  1,361,578

JNL/Janus Global Equities                 2,772      314,705     (27,606)     289,871     926,488     (176,536)  1,039,823

JNL/Putnam Growth                             -      465,765     (42,627)     423,138     366,333      (94,150)    695,321

JNL/Putnam International Equity               -      112,234      (5,999)     106,235     273,553     (113,584)    266,204

JNL/Putnam Midcap Growth                      -            -           -            -      56,016       (1,289)     54,727

JNL/Putnam Value Equity                     991      597,018     (56,289)     541,720     423,542     (213,308)    751,954

PPM America/JNL Balanced                      -      194,718      (5,328)     189,390     188,696      (85,391)    292,695

PPM America/JNL High Yield Bond           1,014      227,715     (45,345)     183,384     131,854      (80,893)    234,345

PPM America/JNL Money Market                200      331,245    (220,902)     110,543     941,254     (661,510)    390,287

Salomon Brothers/JNL Global Bond              -       56,117      (3,017)      53,100      43,908      (15,223)     81,785

Salomon Brothers/JNL U.S. Government
   & Quality Bond                         1,005      185,284     (28,487)     157,802     142,036      (29,259)    270,579

T. Rowe Price/JNL Established Growth          -      352,527     (84,312)     268,215     262,865      (64,468)    466,612

T. Rowe Price/JNL Mid-Cap Growth              -      203,921     (33,857)     170,064     374,408      (68,386)    476,086

T. Rowe Price/JNL Value                       -            -           -            -      37,319       (1,436)     35,883

JNL/S&P Conservative Growth I                 -      122,036      (9,878)     112,158     191,670      (43,934)    259,894

JNL/S&P Moderate Growth I                     -      116,170      (8,223)     107,947     297,596      (31,271)    374,272

JNL/S&P Aggressive Growth I                   -      101,278      (1,860)      99,418     308,731       (9,053)    399,096

JNL/S&P Very Aggressive Growth I              -       15,562         (36)      15,526      89,958       (8,629)     96,855

JNL/S&P Equity Growth I                       -      111,989      (1,247)     110,742     271,427      (32,019)    350,150

JNL/S&P Equity Aggressive Growth I            -       48,686      (1,616)      47,070     114,151      (36,568)    124,653

--------------------------------------------------------------------------------
                           JNLNY Separate Account - I

                    Notes to Financial Statements (continued)
--------------------------------------------------------------------------------

Note 6 - Reconciliation of Gross and Net Deposits into the Separate Account

Deposits into the Separate Account purchase shares of the JNL Series Trust. Net deposits represent the amounts available for investment in such shares after the deduction of applicable policy charges. The following is a summary of net deposits made for the periods ended December 31, 2000 and 1999:



                                                                                 Portfolios
                                              ----------------------------------------------------------------------------------


                                                                                 JNL/Alliance
                                                     JNL/Alger Growth               Growth           JNL/Eagle Core Equity


                                              -------------------------------   ---------------  -------------------------------
                                                                                 Period from                      Period from
                                                                                    May 1,                         March 22,
                                                       Year ended                  2000* to        Year ended       1999* to
                                                       December 31,
                                                                                 December 31,     December 31,    December 31,
                                                  2000             1999              2000             2000            1999
                                              --------------- ---------------   ---------------  --------------- ---------------

Proceeds from units issued                    $   7,222,854   $   6,809,365     $     992,033    $     718,233   $     783,979
Value of units redeemed                            (574,833)        (81,873)           (9,781)         (57,705)         (1,229)
Transfers between portfolios and between
   portfolios and general account                (1,155,720)        347,321            95,155          136,632         (26,049)
                                              --------------- ---------------   ---------------  --------------- ---------------

Total gross deposits net of
   transfers to general account                   5,492,301       7,074,813         1,077,407          797,160         756,701

Deductions:
Policyholder charges                                 15,475             343                 -              249               -
                                              --------------- ---------------   ---------------  --------------- ---------------


Net deposits from policyholders               $   5,476,826   $   7,074,470     $   1,077,407    $     796,911   $     756,701
                                              =============== ===============   ===============  =============== ===============

--------------------------------------------
o                            Commencement of operations.



                                            ------------------------------------------------------------------------------------


                                                                                                                 JNL/Janus
                                              JNL/Eagle SmallCap Equity           JNL/Aggressive Growth           Balanced


                                            -------------------------------   -------------------------------  ---------------
                                                             Period from                       Period from      Period from
                                                              April 22,                        January 29,         May 1,
                                              Year ended       1999* to         Year ended      1999* to          2000* to

                                             December 31,    December 31,      December 31,   December 31,      December 31,
                                                 2000            1999              2000           1999              2000
                                            --------------- ---------------   --------------- ---------------  ---------------

Proceeds from units issued                  $     904,959   $     761,880     $  15,488,213   $   9,975,043    $   1,079,746
Value of units redeemed                           (62,527)         (1,862)       (1,040,498)       (406,009)         (18,654)
Transfers between portfolios and between
   portfolios and general account                 345,465          51,520         1,077,140         903,491          269,312
                                             -------------- ---------------   --------------- ---------------  ---------------

Total gross deposits net of
   transfers to general account                 1,187,897         811,538        15,524,855      10,472,525        1,330,404

Deductions:
Policyholder charges                                1,796               -            25,179          16,214               11
                                            --------------- ---------------   --------------- ---------------  ---------------


Net deposits from policyholders             $   1,186,101   $     811,538     $  15,499,676   $  10,456,311    $   1,330,393
                                            =============== ===============   =============== ===============  ===============


                                            -------------------------------



                                               JNL/Janus Capital Growth


                                            -------------------------------


                                                      Year ended
                                                     December 31,

                                                2000             1999
                                            --------------- ---------------

Proceeds from units issued                  $  17,906,983   $   9,685,030
Value of units redeemed                        (1,071,480)       (327,959)
Transfers between portfolios and between
   portfolios and general account                 911,470       1,049,810
                                            --------------- ---------------

Total gross deposits net of
   transfers to general account                17,746,973      10,406,881

Deductions:
Policyholder charges                               31,144          12,857
                                            --------------- ---------------


Net deposits from policyholders             $  17,715,829   $  10,394,024
                                            =============== ===============

                           JNLNY Separate Account - I

Note 6 - Reconciliation of Gross and Net Deposits into the Separate Account (continued)

--------------------------------------------------------------------------------


                                                                         Portfolios
                                              ----------------------------------------------------------------

                                                JNL/Janus Global Equities            JNL/Putnam Growth
                                              -------------------------------  -------------------------------
                                                        Year ended                       Year ended
                                                       December 31,                     December 31,
                                              -------------------------------  -------------------------------
                                                   2000            1999             2000            1999
                                              --------------- ---------------  --------------- ---------------

Proceeds from units issued                    $   9,799,380   $   3,356,528    $   3,500,166   $   4,643,977
Value of units redeemed                            (481,804)        (56,388)        (346,505)       (227,729)
Transfers between portfolios and between
   portfolios and general account                 4,325,337         390,734          444,830         444,655
                                              --------------- ---------------  --------------- ---------------

Total gross deposits net of
   transfers to general account                  13,642,913       3,690,874        3,598,491       4,860,903

Deductions:
Policyholder charges                                 16,904               3            3,870          10,041
                                              --------------- ---------------  --------------- ---------------


Net deposits from policyholders               $  13,626,009   $   3,690,871    $   3,594,621   $   4,850,862
                                              =============== ===============  =============== ===============



                                              ------------------------------
                                                       JNL/Putnam
                                                  International Equity
                                              ------------------------------
                                                       Year ended
                                                      December 31,
                                              ------------------------------
                                                   2000           1999
                                              -------------- ---------------

Proceeds from units issued                    $   1,698,296  $     641,341
Value of units redeemed                            (315,593)        (6,247)
Transfers between portfolios and between
   portfolios and general account                   571,801        509,220
                                              -------------- ---------------

Total gross deposits net of
   transfers to general account                   1,954,504      1,144,314

Deductions:
Policyholder charges                                 15,504              -
                                              ------------------------------


Net deposits from policyholders               $   1,939,000  $   1,144,314
                                              ============== ===============


--------------------------------------------
* Commencement of operations.

                                              ----------------------------------------------------------------------------------

                                                JNL/Putnam
                                                  Midcap
                                                  Growth           JNL/Putnam Value Equity          PPM America/JNL Balanced
                                              ----------------  -------------------------------  -------------------------------
                                               Period from                                                        Period from
                                                  May 1,                                                          January 21,
                                                 2000* to                 Year ended               Year ended       1999* to
                                                                         December 31,
                                               December 31,                                       December 31,    December 31,
                                                                -------------------------------
                                                   2000              2000            1999             2000            1999
                                              ----------------  --------------- ---------------  --------------- ---------------

Proceeds from units issued                    $     492,289     $   1,991,563   $   4,731,136    $     947,351   $   1,815,632
Value of units redeemed                                (917)         (173,091)        (44,723)        (129,582)        (15,024)
Transfers between portfolios and between
   portfolios and general account                    79,626           189,432         925,282          182,062         114,698
                                              ----------------  --------------- ---------------  --------------- ---------------

Total gross deposits net of
   transfers to general account                     570,998         2,007,904       5,611,695          999,831       1,915,306

Deductions:
Policyholder charges                                      -             3,246             135            1,761             391
                                              ----------------  --------------- ---------------  --------------- ---------------


Net deposits from policyholders               $     570,998     $   2,004,658   $   5,611,560    $     998,070   $   1,914,915
                                              ================  =============== ===============  =============== ===============


                                              -------------------------------


                                                     PPM America/JNL
                                                     High Yield Bond
                                              -------------------------------


                                                        Year ended
                                                       December 31,

                                              -------------------------------
                                                   2000            2000
                                              --------------- ---------------

Proceeds from units issued                    $     572,609   $   1,821,673
Value of units redeemed                            (113,340)        (42,479)
Transfers between portfolios and between
   portfolios and general account                    36,515          52,234
                                              --------------- ---------------

Total gross deposits net of
   transfers to general account                     495,784       1,831,428

Deductions:
Policyholder charges                                    939               -
                                              --------------- ---------------


Net deposits from policyholders               $     494,845   $   1,831,428
                                              =============== ===============

                           JNLNY Separate Account - I

Note 6 - Reconciliation of Gross and Net Deposits into the Separate Account (continued)
--------------------------------------------------------------------------------

                                                                       Portfolios
                                            -----------------------------------------------------------------


                                                   PPM America/JNL                 Salomon Brothers/JNL
                                                     Money Market                      Global Bond


                                            -------------------------------   -------------------------------
                                                                                               Period from
                                                                                               January 21,
                                                      Year ended                Year ended      1999* to
                                                     December 31,
                                                                               December 31,   December 31,
                                            -------------------------------
                                                 2000            1999              2000           1999
                                            --------------- ---------------   --------------- ---------------

Proceeds from units issued                  $   4,225,124   $   2,159,270     $     198,880   $     497,741
Value of units redeemed                          (327,285)       (175,732)          (25,844)         (8,398)
Transfers between portfolios and between
   portfolios and general account                (912,249)       (859,909)          121,628          40,197
                                            --------------- ---------------   --------------- ---------------

Total gross deposits net of
   transfers to general account                 2,985,590       1,123,629           294,664         529,540

Deductions:
Policyholder charges                               14,969              75               111               -
                                            --------------- ---------------   --------------- ---------------


Net deposits from policyholders             $   2,970,621   $   1,123,554     $     294,553   $     529,540
                                            =============== ===============   =============== ===============






                                            -------------------------------


                                                 Salomon Brothers/JNL
                                            U.S. Government & Quality Bond


                                            -------------------------------


                                                      Year ended
                                                     December 31,

                                            -------------------------------
                                                 2000            1999
                                            --------------- ---------------

Proceeds from units issued                  $     616,069   $   1,618,171
Value of units redeemed                          (100,736)        (19,978)
Transfers between portfolios and between
   portfolios and general account                 611,272         (61,326)
                                            --------------- ---------------

Total gross deposits net of
   transfers to general account                 1,126,605       1,536,867

Deductions:
Policyholder charges                                  762               -
                                            --------------- ---------------


Net deposits from policyholders             $   1,125,843   $   1,536,867
                                            =============== ===============


--------------------------------------------
* Commencement of operations.

                                            ----------------------------------------------------------------------------------

                                                                                                                  T. Rowe
                                                  T. Rowe Price/JNL                 T. Rowe Price/JNL            Price/JNL
                                                  Established Growth                  Mid-Cap Growth               Value
                                            -------------------------------   -------------------------------  ---------------
                                                             Period from                                        Period from
                                                             February 9,                                           May 1,
                                             Year ended       1999* to                                           2000* to
                                            December 31,     December 31,             Year ended               December 31,
                                                2000            1999                 December 31,                 2000
                                                                              ------------------------------
                                                                                   2000           1999
                                            --------------  ---------------   --------------- ---------------  ---------------

Proceeds from units issued                  $   2,271,097   $   3,279,570     $   3,136,283   $   1,847,156    $     205,191
Value of units redeemed                          (196,261)       (209,124)         (134,661)       (170,191)            (970)
Transfers between portfolios and between
   portfolios and general account                 478,316        (179,068)        1,139,021         221,863          166,733
                                            --------------  ---------------   --------------- ---------------  ---------------

Total gross deposits net of
   transfers to general account                 2,553,152       2,891,378         4,140,643       1,898,828          370,954

Deductions:
Policyholder charges                                2,132           9,646             2,616           9,963                -
                                            --------------  ---------------   --------------- ---------------  ---------------


Net deposits from policyholders             $   2,551,020   $   2,881,732     $   4,138,027   $   1,888,865    $     370,954
                                            ==============  ===============   =============== ===============  ===============


                                            -------------------------------


                                                       JNL/S&P
                                                Conservative Growth I
                                            -------------------------------
                                                             Period from
                                                              April 22,
                                              Year ended      1999* to
                                              December 31,   December 31,
                                                 2000           1999


                                            --------------- ---------------

Proceeds from units issued                  $   1,559,123   $   1,141,871
Value of units redeemed                           (24,161)         (1,203)
Transfers between portfolios and between
   portfolios and general account                 114,895         (18,747)
                                            --------------- ---------------

Total gross deposits net of
   transfers to general account                 1,649,857       1,121,921

Deductions:
Policyholder charges                                  145               -
                                            --------------- ---------------


Net deposits from policyholders             $   1,649,712   $   1,121,921
                                            =============== ===============

                           JNLNY Separate Account - I

Note 6 - Reconciliation of Gross and Net Deposits into the Separate Account (continued)
--------------------------------------------------------------------------------


                                                                                         Portfolios
                                              -------------------------------------------------------------------


                                                         JNL/S&P                          JNL/S&P
                                                    Moderate Growth I               Aggressive Growth I


                                              -------------------------------  -------------------------------
                                                               Period from                        Period from
                                                                April 20,                            May 10,
                                                Year ended       1999* to        Year ended         1999* to
                                               December 31,    December 31,      December 31,      December 31,
                                                   2000            1999             2000               1999
                                              --------------- ---------------  --------------- ---------------

Proceeds from units issued                    $   2,764,873   $   1,140,120    $   3,302,895   $   1,017,621
Value of units redeemed                            (121,482)        (14,478)         (53,183)        (21,171)
Transfers between portfolios and between
   portfolios and general account                   518,168         (29,611)         379,759             483
                                              --------------- ---------------  --------------- ---------------

Total gross deposits net of
   transfers to general account                   3,161,559       1,096,031        3,629,471         996,933

Deductions:
Policyholder charges                                  3,243               -              211               -
                                              --------------- ---------------  --------------- ---------------


Net deposits policyholders                    $   3,158,316   $   1,096,031    $   3,629,260   $     996,933
                                              =============== ===============  =============== ===============


                                              ------------------------------


                                                         JNL/S&P
                                                Very Aggressive Growth I


                                              ------------------------------
                                                               Period from
                                                                 May 13,
                                                Year ended      1999* to
                                                December 31,    December 31,
                                                   2000             1999
                                              -------------- ---------------

Proceeds from units issued                    $     652,860  $     148,718
Value of units redeemed                              (6,839)          (382)
Transfers between portfolios and between
   portfolios and general account                   389,468         11,994
                                              -------------- ---------------

Total gross deposits net of
   transfers to general account                   1,035,489        160,330

Deductions:
Policyholder charges                                    139              -
                                              -------------- ---------------


Net deposits policyholders                    $   1,035,350  $     160,330
                                              ============== ===============


--------------------------------------------
* Commencement of operations.


                                              -----------------------------------------------------------------


                                                         JNL/S&P                           JNL/S&P
                                                     Equity Growth I              Equity Aggressive Growth I


                                              -------------------------------   -------------------------------
                                                               Period from                       Period from
                                                                April 20,                         April 20,
                                                Year ended      1999* to         Year ended       1999* to
                                               December 31,   December 31,      December 31,    December 31,
                                                   2000           1999              2000            1999
                                              --------------- ---------------   --------------- ---------------

Proceeds from units issued                    $   2,495,493   $   1,048,642     $   1,336,198   $     492,616
Value of units redeemed                             (57,994)        (14,511)          (13,697)           (540)
Transfers between portfolios and between
   portfolios and general account                   756,027         144,553          (249,356)           (565)
                                              --------------- ---------------   --------------- ---------------

Total gross deposits net of
   transfers to general account                   3,193,526       1,178,684         1,073,145         491,511

Deductions:
Policyholder charges                                    324               -               782               -
                                              --------------- ---------------   --------------- ---------------


Net deposits policyholders                    $   3,193,202   $   1,178,684     $   1,072,363   $     491,511
                                              =============== ===============   =============== ===============

                         Jackson National Life Insurance
                               Company of New York



                               [GRAPHIC OMITTED]














                              Financial Statements


                                December 31, 2000

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholder of Jackson National Life Insurance Company of New York


We have audited the accompanying balance sheet of Jackson National Life Insurance Company of New York as of December 31, 2000 and 1999 and the related statements of income, stockholder's equity and comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying statements of income, stockholder's equity and comprehensive income, and cash flows of Jackson National Life Insurance Company of New York as of December 31, 1998, were audited by other auditors whose report thereon dated February 19, 1999, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson National Life Insurance Company of New York as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.








February 2, 2001

               Jackson National Life Insurance Company of New York
     (a wholly owned subsidiary of Jackson National Life Insurance Company)
                              Financial Statements


Balance Sheet


                                                                                        December 31,
Assets                                                                           2000                 1999
                                                                          -------------------   ------------------
   Investments:
     Cash and short-term investments                                          $ 27,636,100         $ 14,643,874
     Fixed maturities, available for sale, at market value (amortized
         cost: 2000, $190,256,603; 1999, $68,805,183)                          194,254,921           67,908,242
                                                                          -------------------   ------------------
         Total investments                                                     221,891,021           82,552,116

   Accrued investment income                                                     3,599,336            1,149,063
   Deferred acquisition costs                                                   22,895,570           10,508,000
   Furniture and equipment                                                         179,354              233,998
   State tax recoverable                                                                 -               45,000
   Receivable from parent                                                           42,412                    -
   Reinsurance recoverable                                                         437,564              138,176
   Other assets                                                                    575,482              155,539
   Variable annuity assets                                                     140,119,281           77,023,997
                                                                          -------------------   ------------------

         Total assets                                                         $389,740,020         $171,805,889
                                                                          ===================   ==================


Liabilities and Stockholder's Equity
     Liabilities
     Policy reserves and liabilities
          Reserves for future policy benefits                                  $   407,716           $  121,256
          Deposits on investment contracts                                     192,876,460           75,110,492
     General expenses payable                                                      233,891              125,238
     Payable to parent                                                                   -            1,098,264
     Securities lending payable                                                 17,000,000                    -
     Deferred income taxes                                                       3,319,693            (509,170)
     Other liabilities                                                           3,147,490            2,301,472
     Variable annuity liabilities                                              140,119,281           77,023,997
                                                                          -------------------   ------------------

         Total liabilities                                                     357,104,531          155,271,549
                                                                          -------------------   ------------------

Stockholder's Equity
     Capital stock, $1,000 par value; 2,000 shares
         authorized, issued and outstanding                                      2,000,000            2,000,000
     Additional paid-in capital                                                 31,000,000           16,000,000
     Accumulated other comprehensive income (loss)                               1,520,927             (436,762)
     Retained earnings (deficit)                                                (1,885,438)          (1,028,898)
                                                                          -------------------   ------------------

     Total stockholder's equity                                                 32,635,489           16,534,340
                                                                          -------------------
                                                                                                ------------------

         Total liabilities and stockholder's equity                           $389,740,020         $171,805,889
                                                                          ===================   ==================

               Jackson National Life Insurance Company of New York
     (a wholly owned subsidiary of Jackson National Life Insurance Company)
                              Financial Statements

Income Statement


                                                                           Years Ended December 31,
                                                                 2000                 1999                 1998
                                                           ------------------   ------------------   ------------------
Revenues
   Premiums                                                    $   66,831           $   13,874            $   2,275

   Net investment income                                       11,357,097            1,536,382              582,397

   Net realized investment gains (losses)                        (575,659)                   -               70,414

   Fee income:
      Mortality charges                                            31,699                1,151                    -
      Expense charges                                              50,777                2,054                    -
      Surrender charges                                           198,773               62,034                    -
      Variable annuity fees                                     1,770,851              364,384                   90
                                                           ------------------   ------------------   ------------------
   Total fee income                                             2,052,100              429,623                   90

   Other income                                                   221,170              190,575                7,686
                                                           ------------------   ------------------   ------------------

      Total revenues                                            13,121,539            2,170,454              662,862
                                                           ------------------   ------------------   ------------------

Benefits and Expenses
   Death benefits                                                   50,000                    -                    -
   Interest credited on deposit liabilities                     10,260,176            1,261,745               14,059
   Increase (decrease) in reserves, net of
        reinsurance recoverables                                  (41,974)               11,379                  747
   Other policyholder benefits                                       6,299                  290                    -
   Commissions                                                  15,538,783            9,226,887               52,601
   General and administrative expenses                           2,274,318            2,967,040            1,534,101
   Taxes, licenses and fees                                        622,677              193,918             (31,137)
   Deferral of policy acquisition costs                       (17,134,000)         (10,372,000)            (110,000)
   Amortization of acquisition costs:
     Attributable to operations                                  3,035,698              196,000             (18,124)
     Attributable to net realized investment
        gains (losses)                                           (172,698)                    -               21,124
                                                           ------------------   ------------------   ------------------

     Total benefits and expenses                                14,439,279            3,485,259            1,463,371
                                                           ------------------   ------------------   ------------------

     Pretax loss                                               (1,317,740)          (1,314,805)            (800,509)

   Income tax benefit                                            (461,200)            (460,200)            (280,200)
                                                           ------------------   ------------------
                                                                                                     ------------------

      Net loss                                                $  (856,540)         $  (854,605)         $  (520,309)
                                                           ==================   ==================   ==================


              See accompanying notes to the financial statements.

               Jackson National Life Insurance Company of New York
     (a wholly owned subsidiary of Jackson National Life Insurance Company)
                              Financial Statements


Statement of Stockholder's Equity and Comprehensive Income




                                                                              Years Ended December 31,
                                                                   2000                 1999                1998
                                                              -----------------   ------------------  -------------------

Capital  stock
Beginning and end of year                                        $ 2,000,000         $  2,000,000         $  2,000,000
                                                              -----------------   ------------------  -------------------

Additional paid-in capital
Beginning of year                                                 16,000,000            6,000,000            6,000,000
   Capital contribution                                           15,000,000           10,000,000                    -
                                                              -----------------
                                                                                  ------------------  -------------------
End of year                                                       31,000,000           16,000,000            6,000,000
                                                              -----------------   ------------------  -------------------

Accumulated other comprehensive income (loss)
Beginning of year                                                  (436,762)                9,502               65,881
   Net unrealized gain (loss) on investments,
     net of tax of $1,054,185 in 2000, $(240,296) in 1999,
      and $(30,357) in 1998                                        1,957,689            (446,264)             (56,379)
                                                              -----------------   ------------------  -------------------
End of year                                                        1,520,927            (436,762)                9,502
                                                              -----------------   ------------------  -------------------

Retained earnings (deficit)
Beginning of year                                                (1,028,898)            (174,293)              346,016
   Net loss                                                        (856,540)            (854,605)            (520,309)
                                                              -----------------
                                                                                  ------------------  -------------------
End of year                                                      (1,885,438)          (1,028,898)            (174,293)
                                                              -----------------   ------------------  -------------------

Total stockholder's equity                                       $32,635,489         $ 16,534,340         $  7,835,209
                                                              =================   ==================  ===================



                                                                             Years Ended December 31,
                                                                   2000                 1999                1998
                                                             ------------------   ------------------  -------------------
Comprehensive Income (loss)
Net loss                                                         $  (856,540)         $  (854,605)         $  (520,309)
   Net unrealized holding gains (losses) arising during
     the period, net of tax of $993,512 in 2000,
      $(240,296) in 1999, and $(12,076) in 1998                     1,845,010            (446,264)             (22,429)
   Reclassification adjustment for gains (losses) included
      in net income, net of tax of $60,673 in 2000 and
      $(18,281) in 1998                                               112,679                    -             (33,950)
                                                             ------------------   ------------------  -------------------

Comprehensive income (loss)                                      $  1,101,149        $ (1,300,869)         $  (576,688)
                                                             ==================   ==================  ===================


              See accompanying notes to the financial statements.

               Jackson National Life Insurance Company of New York
     (a wholly owned subsidiary of Jackson National Life Insurance Company)
                              Financial Statements


Statement of Cash Flows



                                                                              Years Ended December 31,
                                                                  2000                 1999                  1998
                                                            ------------------   -------------------   -------------------
Cash flows from operating activities:
      Net loss                                                 $  (856,540)          $  (854,605)          $  (520,309)
      Adjustments to reconcile net loss to net cash
        provided by (used in) operating activities:
             Net realized investment (gains) losses                 575,659                    -               (70,414)
             Interest credited on deposit liabilities            10,260,176             1,261,745                14,059
             Amortization of (discount) and premium
               on investments                                     (355,203)              (25,921)                 2,374
             Other charges                                        (281,249)              (65,239)                    -
             Change in:
               Deferred income taxes                              2,774,800             (160,200)             (113,791)
               Accrued investment income                        (2,450,273)           (1,071,128)               (8,944)
               Deferred acquisition costs                      (14,271,000)          (10,176,000)             (107,000)
               Federal income taxes recoverable                           -              174,802              (166,409)
               Other assets and liabilities, net                 16,305,047            3,248,314              (242,520)
                                                            ------------------   -------------------   -------------------
      Net cash provided by (used in) operating activities        11,701,417           (7,668,232)           (1,212,954)
                                                            ------------------   -------------------   -------------------

Cash flows from investing activities:
      Sales and maturities of:
             Fixed maturities available for sale                 24,203,072             1,642,676             7,302,300
      Purchases of:
             Fixed maturities available for sale              (145,874,948)          (64,458,803)           (4,954,688)
                                                            ------------------   -------------------   -------------------
      Net cash (used in) provided by investing activities     (121,671,876)          (62,816,127)             2,347,612
                                                            ------------------   -------------------   -------------------

Cash  flows from financing activities: Policyholder's account balances:
             Deposits                                           211,361,440           137,196,675               802,091
             Withdrawals                                       (11,539,319)           (2,476,840)               (9,811)
             Net transfers to separate accounts                (91,859,436)          (61,511,926)             (100,500)
      Capital contribution from Parent                           15,000,000            10,000,000                     -
                                                            ------------------   -------------------   -------------------
     Net cash provided by financing activities                  122,962,685            83,207,909               691,780
                                                            ------------------   -------------------   -------------------
     Net increase in cash and short-term
       investments                                               12,992,226            12,723,550             1,826,438

Cash and short-term investments, beginning of period             14,643,874             1,920,324                93,886
                                                            ------------------   -------------------   -------------------
Cash and short-term investments, end of period                 $ 27,636,100           $14,643,874           $ 1,920,324
                                                            ==================   ===================   ===================


              See accompanying notes to the financial statements.

               Jackson National Life Insurance Company of New York
                          Notes to Financial Statements
                                December 31, 2000

--------------------------------------------------------------------------------

1.   Nature of Operations

Jackson National Life Insurance Company of New York, (the "Company" or "JNL/NY") is wholly owned by Jackson National Life Insurance Company ("JNL" or the "Parent"), a wholly owned subsidiary of Brooke Life Insurance Company ("Brooke Life") which is ultimately a wholly owned subsidiary of Prudential plc ("Prudential"), London, England. JNL/NY is licensed to sell group and individual annuity products, including immediate and deferred annuities, guaranteed investment contracts, variable annuities, and individual life insurance products in the states of New York, Delaware and Michigan. Product sales commenced in the second quarter of 1998.

 2.  Summary of Significant Accounting Policies

     Basis of Presentation
     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Certain prior year amounts have been reclassified to conform with the current year presentation.

     The preparation of the financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results may differ from those estimates.

     Comprehensive Income
     Comprehensive income includes all changes in stockholder's equity (except those arising from transactions with owners/shareholders) and, in the Company's case, includes net income and net unrealized gains and losses on securities.

     Investments
     Cash and short-term investments, which primarily include commercial paper and money market instruments are carried at cost. These investments have maturities of three months or less and are considered cash equivalents for reporting cash flows.

     Fixed maturities consist primarily of bonds and mortgage-backed securities. All fixed maturities are considered available for sale and are carried at fair value. Debt securities are reduced to estimated net realizable value for declines in fair value considered to be other than temporary.

     Realized gains and losses on the sale of investments are recognized in income at the date of sale and are determined using the specific cost identification method. Acquisition premiums and discounts on investments are amortized to investment income using call or maturity dates. The changes in unrealized gains and losses on investments classified as available for sale, net of tax and the effect of the deferred acquisition costs adjustment, are excluded from net income and included as a component of comprehensive income and stockholder's equity.

     Deferred Acquisition Costs
     Certain costs of acquiring new business, principally commissions, bonus interest on certain products and certain costs associated with policy issue and underwriting which vary with and are primarily related to the production of new business, have been capitalized as deferred acquisition costs. Deferred acquisition costs are increased by interest thereon and amortized in proportion to anticipated premium revenues for traditional life policies and in proportion to estimated gross profits for annuities and interest-sensitive life products. As certain fixed maturity securities available for sale are carried at fair value, an adjustment is made to deferred acquisition costs equal to the change in amortization that would have occurred if such securities had been sold at their stated fair value and the proceeds reinvested at current yields. The change in this adjustment is included with the change in fair value of fixed maturity securities available for sale, net of tax, that is credited or charged directly to stockholder's equity and is a component of other comprehensive income. Deferred acquisition costs have been decreased by $1,658,430 and increased by $225,000 at December 31, 2000 and 1999, respectively, to reflect this change.

               Jackson National Life Insurance Company of New York
                          Notes to Financial Statements
                                December 31, 2000

--------------------------------------------------------------------------------
2.       Summary of Significant Accounting Policies (continued)

     Federal Income Taxes
     The Company provides deferred income taxes on the temporary differences between the tax and financial statement basis of assets and liabilities.

     The Company files a consolidated federal income tax return with Jackson National Life Insurance Company and Brooke Life. The Company has entered into a written tax sharing agreement which is generally based on separate return calculations. Intercompany balances are settled on a quarterly basis.

     Policy Reserves and Liabilities
     Reserves for future policy benefits:
     For traditional life insurance contracts, reserves for future policy benefits are determined using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapsation and expenses plus provisions for adverse deviations. Mortality assumptions range from 30% to 135% of the 1975-1980 Basic Select and Ultimate tables depending on underwriting classification and policy duration. Interest rate assumptions range from 6.0% to 8.0%. Lapse and expense assumptions are based on the Parent's experience.

     Deposits on investment contracts:
     For the company's interest-sensitive life contracts, reserves approximate the policyholder's accumulation account. For deferred and variable annuity contracts, the reserve is the policyholder's account value.

     Variable Annuity Assets and Liabilities
     The assets and liabilities resulting from individual variable annuity contracts which aggregated $140.1 million and $77.0 million at December 31, 2000 and 1999, respectively, are segregated in separate accounts. The Company receives fees for assuming mortality and expense risks and other administrative fees related to the issuance and maintenance of the contracts. Such fees are recorded as earned and included in fee income in the income statement.

     Revenue and Expense Recognition
     Premiums for traditional life insurance are reported as revenues when due. Benefits, claims and expenses are associated with earned revenues in order to recognize profit over the lives of the contracts. This association is accomplished by provisions for future policy benefits and the deferral and amortization of acquisition costs.

     Deposits on interest-sensitive life products and investment contracts, principally universal life contracts and deferred annuities, are treated as policyholder deposits and excluded from revenue. Revenues consist primarily of investment income and charges assessed against the policyholder's account value for mortality charges, surrenders and administrative expenses. Surrender benefits are treated as repayments of the policyholder account. Annuity benefit payments are treated as reductions to the policyholder account. Death benefits in excess of the policyholder account are recognized as an expense when incurred. Expenses consist primarily of the interest credited to the policyholder deposit. Underwriting expenses are associated with gross profit in order to recognize profit over the life of the business. This is accomplished by deferral and amortization of acquisition costs.

 3.  Fair Value of Financial Instruments

     The following summarizes the basis used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and Short-Term Investments:
     Carrying value is considered to be a reasonable estimate of fair value.

     Fixed Maturities:
     Fair values are based principally on quoted market prices, if available. For securities that are not actively traded, fair values are estimated using independent pricing services or analytically determined values.

               Jackson National Life Insurance Company of New York
                          Notes to Financial Statements
                                December 31, 2000

--------------------------------------------------------------------------------

3.       Fair Value of Financial Instruments (continued)

     Variable Annuity Assets:
     Variable annuity assets are carried at the market value of the underlying securities.

     Annuity Reserves:
     Fair values for immediate annuities, without mortality features, are derived by discounting the estimated cash flows using current interest rates with similar maturities. Fair values for deferred annuities are based on surrender value. The carrying value and fair value of such annuities approximated $191.0 million and $181.2 million, respectively, at December 31, 2000 and $75.0 million and $71.4 million, respectively, at December 31, 1999.

     Variable Annuity Liabilities:
     Fair value of contracts in the accumulation phase is based on account value less surrender charges. Fair value of contracts in the payout phase is based on the present value of future cash flows at assumed interest rates. The fair value approximated $133.2 million and $72.5 million at December 31, 2000 and 1999, respectively.

 4.  Investments

     Investments are comprised primarily of fixed-income securities, primarily publicly-traded industrial, mortgage-backed, utility and government bonds. Mortgage-backed securities include asset-backed and other structured securities. The Company generates the majority of its deposits from interest-sensitive individual annuity contracts and life insurance products on which it has committed to pay a declared rate of interest. The Company's strategy of investing in fixed-income securities aims to ensure matching of the asset yield with the interest-sensitive liabilities and to earn a stable return on its investments.

     Fixed Maturities
     The following table sets forth fixed maturity investments at December 31, 2000, classified by rating categories as assigned by nationally recognized statistical rating organizations, the National Association of Insurance Commissioners ("NAIC"), or if not rated by such organizations, the Company's investment advisor. At December 31, 2000, investments rated by the Company's investment advisor totaled $1.0 million. For purposes of the table, if not otherwise rated higher by a nationally recognized statistical rating organization, NAIC Class 1 investments are included in the A rating; Class 2 in BBB; Class 3 in BB and Class 4 through 6 in B and below.

                                                               Percent of Total
                  Investment Rating                                 Assets
                                                           ---------------------
                  AAA                                                3.3%
                  AA                                                 0.4
                  A                                                 13.4
                  BBB                                               30.9
                                                           ---------------------
                  Investment grade                                  48.0
                  BB                                                 1.9
                                                           ---------------------
                  Below investment grade                             1.9
                                                           ---------------------
                     Total fixed maturities                          49.9
                                                           ---------------------
                  Other assets                                      50.1
                                                           ---------------------
                      Total assets                                 100.0%
                                                           =====================

               Jackson National Life Insurance Company of New York
                          Notes to Financial Statements
                                December 31, 2000

--------------------------------------------------------------------------------

4.   Investments (continued)

     The amortized cost and estimated fair value of fixed maturities are as follows:

                                                                  Gross             Gross          Estimated
                                              Amortized        Unrealized        Unrealized          Fair
        December 31, 2000                        Cost             Gains            Losses            Value
        --------------------------------    ---------------  ----------------  ---------------- ----------------
        U.S. Treasury securities              $ 1,002,493         $   2,817          $      -      $ 1,005,310
        Public utilities                        9,281,959           280,391                 -        9,562,350
        Corporate securities                  168,404,647         4,577,098         1,124,699      171,857,046
        Mortgage-backed securities             11,567,504           262,711                 -       11,830,215
                                            ---------------  ----------------  ---------------- ----------------
        Total                                $190,256,603       $ 5,123,017       $ 1,124,699     $194,254,921
                                            ===============  ================  ================ ================



                                                                   Gross            Gross           Estimated
                                               Amortized        Unrealized        Unrealized          Fair
        December 31, 1999                        Cost              Gains            Losses            Value
        ---------------------------------   --------------   ----------------  ---------------- ----------------
        U.S. Treasury securities              $ 5,969,089          $      -        $  325,339      $ 5,643,750
        Public utilities                        3,412,842                 -            62,692        3,350,150
        Corporate securities                   52,281,180            18,291           481,250       51,818,221
        Mortgage-backed securities              7,142,072                 -            45,951        7,096,121
                                            ---------------  ----------------  ---------------- ----------------
        Total                                 $68,805,183        $   18,291        $  915,232      $67,908,242
                                            ===============  ================  ================ ================

The amortized cost and estimated fair value of fixed maturities at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without early redemption penalties.

                                                                            Amortized              Estimated
                                                                               Cost                Fair Value
                                                                       ---------------------  ---------------------
     Due in 1 year or less                                                   $   1,002,493          $   1,005,310
     Due after 1 year through 5 years                                          103,898,017            105,584,489
     Due after 5 years through 10 years                                         73,788,589             75,834,907
     Mortgage-backed securities                                                 11,567,504             11,830,215
                                                                       ---------------------  ---------------------
        Total                                                               $  190,256,603         $  194,254,921
                                                                       =====================  =====================


     Acquisition discounts and premiums on mortgage-backed securities are amortized over the estimated redemption period using the effective interest method. Effective yields, which are used to calculate amortization, are adjusted periodically to reflect payments to date and anticipated future payments. Resulting adjustments to carrying values are included in investment income.

     Fixed maturities with a carrying value of $804,240 and $500,000 were on deposit with the State of New York at December 31, 2000 and 1999, respectively, as required by state insurance law.

     Securities Lending
     The Company entered into a securities lending agreement in 2000 with an agent bank whereby blocks of securities are loaned to third parties, primarily major brokerage firms. As of December 31, 2000, the estimated fair value of loaned securities was $16.6 million. The agreement requires a minimum of 102 percent of the fair value of the loaned securities as collateral, calculated on a daily basis. To further minimize the credit risks related to this program, the financial condition of counterparties is monitored on a regular basis. Cash collateral received in the amount of $17.0 million at December 31, 2000 was invested by the agent bank and included in short-term investments of the Company. A securities lending payable is included in liabilities for cash collateral received.

               Jackson National Life Insurance Company of New York
                          Notes to Financial Statements
                                December 31, 2000

--------------------------------------------------------------------------------

5.   Investment Income and Realized Gains and Losses

     All investment income for 2000, 1999 and 1998 related to interest income on short-term investments and fixed maturity securities. Investment expenses totaled $58,391, $36,915, and $15,338 in 2000, 1999 and 1998, respectively.
     Net realized investment losses in 2000 totaled $575,659. No realized investment gains or losses were recognized in 1999. There were $70,414 in realized investment gains in 1998.

6.   Reinsurance

     The Company cedes reinsurance to other insurance companies in order to limit losses from large exposures; however, if the reinsurer is unable to meet its obligations, the originating issuer of the coverage retains the liability. The maximum amount of life insurance risk retained by the Company on any one life is generally $100,000. Amounts not retained are ceded to other companies on a yearly renewable-term or a coinsurance basis.

     The effect of reinsurance on premiums and other considerations is as follows:

                                           Year ended December 31,
                                          2000                 1999
    Direct Premiums                       $  467,229           $  216,094
    Ceded                                    400,398              202,220
                                    ----------------     ----------------
          Net premiums                    $   66,831            $  13,874
                                    ================     ================

     Components of the reinsurance recoverable asset are as follows:

                                                December 31,
                                         2000                 1999
                                    ----------------     ----------------
     Ceded reserves                       $  425,265           $  109,130
     Ceded - other                            12,299               29,046
                                    ----------------     ----------------
            Total                        $  437,564           $  138,176
                                    ================     ================

7.   Federal Income Taxes

     The components of the provision for federal income taxes are as follows:

                                                                          Year ended December 31,
                                                               2000                 1999                1998
                                                         -----------------    -----------------    ----------------

     Current tax benefit                                      $(3,236,000)          $ (300,000)         $ (166,409)
     Deferred tax expense (benefit)                              2,774,800            (160,200)           (113,791)
                                                         -----------------    -----------------    ----------------

     Provision for income taxes                               $ (461,200)          $ (460,200)         $ (280,200)
                                                         =================    =================    ================

     The provisions for 2000, 1999 and 1998 differ from the amounts determined by multiplying pretax income by the statutory federal income tax rate of 35% by the effect of rounding.

     Federal income taxes of $1,718,428 and $474,802 were recovered from JNL in 2000 and 1999, respectively. There were no federal income taxes paid in 1998.

               Jackson National Life Insurance Company of New York
                          Notes to Financial Statements
                                December 31, 2000

--------------------------------------------------------------------------------

  7. Federal Income Taxes (continued)

     The tax effects of significant temporary differences that give rise to deferred tax assets and liabilities were as follows:

                                                                                           December 31,
                                                                                     2000                1999
                                                                                ----------------    ----------------
         Gross deferred tax asset
         Policy reserves and other insurance items                                  $5,222,643         $ 3,353,556
         Net unrealized losses on available for sale securities                              -             313,950
         Other, net                                                                          -              11,143
                                                                                ----------------    ----------------
         Total deferred tax asset                                                    5,222,643           3,678,649
                                                                                ----------------    ----------------

         Gross deferred tax liability
         Deferred acquisition costs                                                (6,749,893)         (3,169,479)
         Net unrealized gains on available for sale securities                     (1,399,300)                   -
         Other, net                                                                  (393,143)                   -
                                                                                ----------------    ----------------
         Total deferred tax liability                                              (8,542,336)         (3,169,479)
                                                                                ----------------    ----------------

         Net deferred tax asset (liability)                                       $ (3,319,693)         $ 509,170
                                                                                ================    ================

     Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax asset.

8.   Contingencies

     The Company is involved in no litigation that would have a material adverse affect on the Company's financial condition or results of operations.

9.   Stockholder's Equity

     The declaration of dividends which can be paid by the Company is regulated by New York Insurance Law. The Company must file a notice of its intention to declare a dividend and the amount thereof with the superintendent at least thirty days in advance of any proposed dividend declaration. No dividends were paid to JNL in 2000, 1999 or 1998.

     Statutory capital and surplus of the Company was $20,456,868 and $12,182,135 at December 31, 2000 and 1999, respectively. Statutory net loss of the Company was $5,995,914, $5,061,575 and $599,045 in 2000, 1999 and
     1998, respectively.

     For life insurance companies, regulatory risk-based capital rules require a specified level of capital depending on the types and quality of
     investments   held,  the  types  of  business  written  and  the  types  of liabilities maintained. Depending on the ratio of an insurer's adjusted surplus to its risk-based capital, the insurer could be subject to various regulatory actions ranging from increased scrutiny to conservatorship. JNL/NY has risk-based capital ratios for 2000 and 1999 that are significantly above the regulatory action levels.

     Effective January 1, 2001, the NAIC's Accounting Practices and Procedures manual, which reflects the codification of Statutory Accounting Principles, will be the primary guidance on statutory accounting. The Company is in the process of estimating the potential effect of the revised guidance and does not believe it to be material.

               Jackson National Life Insurance Company of New York
                          Notes to Financial Statements
                                December 31, 2000

--------------------------------------------------------------------------------


10.  Lease Obligation

     The Company is party to a cancelable operating lease agreement under which it occupies office space. Rent expense totaled $109,610, $108,480 and $108,480 in 2000, 1999 and 1998, respectively. The future lease obligations at December 31, 2000 relating to this lease are as follows:

                   2001                    $ 111,192
                   2002                      112,096
                   2003                      116,616
                   2004                      117,520
                   Thereafter                345,780
                                         ------------
                   Total                   $ 803,204
                                         ============

11.  Related Party Transactions

     The Company's investment portfolio is managed by PPM America, Inc. ("PPM"), a registered investment advisor and ultimately a wholly owned subsidiary of Prudential. The Company paid $56,558 and $10,450 to PPM for investment advisory services during 2000 and 1999, respectively.

The Company has a service agreement with its parent, JNL, under which JNL provides certain administrative services. Administrative fees were $801,145 and $450,536 during 2000 and 1999, respectively.

PART C.  OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

     (a)   Financial Statements:

         (1) Financial statements and schedules included in Part A:

              Not Applicable

         (2)Financial statements and schedules included in Part B:

              JNLNY Separate Account I

                  Report of Independent Accountants at December 31, 2000 Statement of Assets and Liabilities as of December 31, 2000 Statement of Operations for the Year Ended December 31, 2000 Statement of Cash Flow for the Year Ended December 31, 2000 Statement of Changes in Net Assets for the Years Ended December 31, 2000 and December 31, 1999
                  Notes to Financial Statements

              Jackson National Life Insurance Company of New York

                  Report of Independent Accountants at December 31, 2000 Balance Sheet for the years ended December 31, 2000 and 1999 Income Statement for the years ended December 31, 2000, 1999 and 1998
                  Statement of Stockholder's Equity and Comprehensive Income for
                     the years ended December 31, 2000, 1999 and 1998
                  Statement of Cash Flows for the years ended December 31, 2000,
                     1999 and 1998
                  Notes to Financial Statements

Item 24.(b)  Exhibits

Exhibit
No.      Description

1.       Resolution   of   Depositor's   Board  of   Directors
         authorizing the establishment of the Registrant, incorporated by reference to Registrant's Registration Statement filed via EDGAR on October 3, 1997 (File Nos. 333-37175 and 811-08401).

2.       Not Applicable

3.       General  Distributor  Agreement  dated  September 19,
         1997,   incorporated  by  reference  to  Registrant's
         Registration  Statement filed via EDGAR on October 3,
         1997 (File Nos. 333-37175 and 811-08401).

4.a. Specimen of the Perspective II Fixed and Variable Annuity Contract, incorporated by reference to Registrant's Registration Statement filed via EDGAR on September 28,2001 (333-70384 and 811-08401).

b.       Specimen of Tax Sheltered Annuity Endorsement, attached hereto.

c.       Specimen of Retirement Plan Endorsement, attached hereto.

d.       Specimen of Individual Retirement Annuity Endorsement, attached hereto.

e.       Specimen of Roth IRA Endorsement, attached hereto.

f. Specimen of Earnings Protection Benefit Endorsement, incorporated by reference to Registrant's Registration Statement filed via EDGAR on September 28,2001 (333-70384 and 811-08401).

g. Specimen of 2% Contract Enhancement Endorsement, incorporated by reference to Registrant's Registration Statement filed via EDGAR on September 28,2001 (333-70384 and 811-08401).

h. Specimen of 3% Contract Enhancement Endorsement, incorporated by reference to Registrant's Registration Statement filed via EDGAR on September 28,2001 (333-70384 and 811-08401).

i. Specimen of 4% Contract Enhancement Endorsement, incorporated by reference to Registrant's Registration Statement filed via EDGAR on September 28,2001 (333-70384 and 811-08401).

j. Specimen of 20% Additional Free Withdrawal Benefit Endorsement, incorporated by reference to Registrant's Registration Statement filed via EDGAR on September 28,2001 (333-70384 and 811-08401).

k. Specimen of Five-Year Withdrawal Charge Schedule Endorsement, incorporated by reference to Registrant's Registration Statement filed via EDGAR on September 28,2001 (333-70384 and 811-08401).

l. Specimen of Preselected Death Benefit Option Election Endorsement, attached hereto.

5. Form of the Perspective II Fixed and Variable Annuity Application, attached hereto.

6.a.     Declaration and Charter of Depositor, incorporated by
         reference  to  Registrant's   Registration  Statement
         filed via EDGAR on October 3, 1997 (File Nos. 333-37175 and 811-08401).

  b. By-laws of Depositor, incorporated by reference to Registrant's Registration Statement filed via EDGAR on October 3, 1997 (File Nos. 333-37175 and 811-08401).

7.       Not Applicable

8.       Not Applicable

9.       Opinion and Consent of Counsel, attached hereto.

10.      Consent of Independent Accountants, attached hereto.

11.      Not Applicable

12.      Not Applicable

13. Computation of Performance, incorporated by reference to the Registrant's Post-Effective Amendment No. 8, filed on October 10, 2001 (File Nos. 333-37175 and 811-08401).

14.      Power of Attorney, attached hereto.


Item 25.  Directors and Officers of the Depositor

         Name and Principal                 Positions and Offices
         Business Address                   with Depositor

         Donald B. Henderson, Jr.           Director
         4A Rivermere Apartments
         Bronxville, NY  10708

         Henry J. Jacoby                    Director
         305 Riverside Drive
         New York, NY  10025

         David L. Porteous                  Director
         20434 Crestview Drive
         Reed City, MI  49777

         Donald T. DeCarlo                  Director
         200 Manor Road
         Douglaston, New York 11363

         Jim Golembiewski                   Vice President, Senior Counsel
         1 Corporate Way                    Assistant Secretary and Director
         Lansing, MI  48951

         Andrew B. Hopping                  Executive Vice President,
         1 Corporate Way                    Chief Financial Officer,
         Lansing, MI 48951                  Director and Chairman of the Board

         Thomas J. Meyer                    Senior Vice President,
         1 Corporate Way                    Secretary, General Counsel &
         Lansing, MI 48951                  Director

         Clark P. Manning                   President & Chief Executive Officer
         1 Corporate Way
         Lansing, MI 48951

         Richard Ash                        Appointed Actuary and
         1 Corporate Way                    Vice President - Actuarial
         Lansing, MI 48951

         J. George Napoles                  Senior Vice President &
         1 Corporate Way                    Chief Information Officer
         Lansing, MI 48951

         Scott L. Stoltz                    Senior Vice President -
         1 Corporate Way                    Administration
         Lansing, MI 48951

         Brad Powell                        President IMG
         1 Corporate Way
         Lansing, MI 48951

         John B. Banez                      Vice President - Systems and
         1 Corporate Way                    Programming
         Lansing, MI 48951

         Marianne Clone                     Vice President - Customer Service
         1 Corporate Way
         Lansing, MI 48951

         Gerald W. Decius                   Vice President - Systems Model
         1 Corporate Way                    Office
         Lansing, MI 48951

         Lisa C. Drake                      Vice President &
         1 Corporate Way                    Actuary
         Lansing, MI 48951

         Joseph D. Emanuel                  Vice President, Associate
         1 Corporate Way                    General Counsel and Assistant
         Lansing, MI 48951                  Secretary

         Robert A. Fritts                   Vice President & Controller -
         1 Corporate Way                    Financial Operations
         Lansing, MI 48951

         James Garrison                     Vice President - Tax
         1 Corporate Way
         Lansing, MI 48951

         Rhonda K. Grant                    Vice President - Government
         1 Corporate Way                    Relations
         Lansing, MI 48951

         Steve Hrapkiewisicz                Vice President - Human
         1 Corporate Way                    Resources
         Lansing, MI  48951

         Cheryl Johns                       Vice President - Life Division
         1 Corporate Way
         Lansing, MI 48951

         Timo P. Kokko                      Vice President - Support
         1 Corporate Way                    Services
         Lansing, MI 48951

         Everett W. Kunzelman               Vice President - Underwriting
         1 Corporate Way
         Lansing, MI 48951

         Keith R. Moore                     Vice President - Technology
         1 Corporate Way
         Lansing, MI 48951

         P. Chad Myers                      Vice President - Asset
         1 Corporate Way                    Liability Management
         Lansing, MI 48951

         Mark D. Nerud                      Vice President - Financial
         225 West Wacker Drive              Reporting
         Suite 1200
         Chicago, IL  60606

         James B. Quinn                     Vice President - Broker
         1 Corporate Way                    Management
         Lansing, MI 48951

         Connie J. Van Doorn                Vice President - Variable
         8055 E. Tufts Avenue               Annuity Administration
         Suite 200
         Denver, CO 80237

Item 26.  Persons Controlled by or Under Common Control with the
          Depositor or Registrant.

                  State of          Control/
Company           Organization      Ownership             Principal Business

Brooke            Delaware          100%                Holding Company
Holdings, Inc.                      Holborn             Activities
                                    Delaware
                                   Partnership

Brooke            Delaware          100% Brooke         Holding Company
Finance                             Holdings, Inc.      Activities
Corporation

Brooke Life       Michigan          100% Brooke         Life Insurance
Insurance                           Holdings, Inc.
Company

Carolina          North             96.65% Jackson      Manufacturing
Steel             Carolina          National Life       Company
                                    Insurance
                                     Company

Cherrydale        Delaware          96.4% Jackson       Candy
Farms, Inc.                         National Life
                                    Insurance
                                     Company

Cherrydale        Delaware          72.5% Jackson       Holding Company
Holdings, Inc.                      National Life       Activities
                                    Insurance
                                     Company

Hermitage         Michigan          100% Jackson        Advertising Agency
Management, LLC                     National Life
                                    Insurance
                                    Company

Holborn           Delaware          80% Prudential      Holding Company
Delaware                            One Limited,        Activities
Partnership                         10% Prudential
                                    Two Limited,
                                    10% Prudential
                                    Three Limited

IFC Holdings,     Delaware          99% National        Broker/Dealer
Inc.                                Planning Holdings
                                      Inc.

Investment        Delaware          100% IFC Holdings,  Broker/Dealer
Centers of                          Inc.
America

IPM Products      Delaware          93% Jackson         Auto Parts
Group                               National Life
                                    Insurance Company

Jackson           USA               100% JNL            Savings & Loan
Federal                             Thrift
Bank                                Holdings, Inc.

Jackson           Michigan          100% Jackson        Investment Adviser,
National                            National Life       and Transfer Agent
Asset                               Insurance
Management, LLC                     Company

Jackson           Delaware          100% Jackson        Advertising/
National                            National Life       Marketing
Life                                Insurance           Corporation and
Distributors,                       Company             Broker/Dealer
Inc.

Jackson           New York          100%                Life Insurance
National                            Jackson
Life Insurance                      National Life
Company of                          Insurance
New York                            Company

JNL Investors     Massachusetts     Common Law          Investment Company
Series Trust                        Trust with
                                    contractual
                                    association
                                    with Jackson
                                    National Life
                                    Insurance
                                    Company of New
                                      York

JNL Series        Massachusetts     Common Law          Investment Company
Trust                               Trust with
                                    contractual
                                    association
                                    with Jackson
                                    National Life
                                    Insurance
                                    Company of New
                                    York

JNL Thrift        Michigan          100% Jackson        Holding Company
Holdings, Inc.                      National Life
                                    Insurance
                                     Company

JNL Variable      Delaware          100% Jackson        Investment Company
Fund LLC                            National
                                    Separate
                                    Account - I

JNL Variable      Delaware          100% Jackson        Investment Company
Fund III LLC                        National
                                    Separate
                                    Account III

JNL Variable      Delaware          100% Jackson        Investment Company
Fund IV LLC                         National
                                    Separate
                                    Account IV

JNL Variable      Delaware          100% Jackson        Investment Company
Fund V LLC                          National
                                    Separate
                                    Account V

JNLNY Variable    Delaware          100% JNLNY          Investment Company
Fund I LLC                          Separate
                                    Account I

JNLNY Variable    Delaware          100% JNLNY          Investment Company
Fund II LLC                         Separate
                                    Account II

LePages,          Delaware          100% Jackson        Adhesives
Inc.                                National Life
                                    Insurance
                                     Company

LePages           Delaware          100% Jackson        Adhesives
Management                          National Life
Co., LLC                            Insurance
                                     Company

National          Delaware          100% National       Broker/Dealer
Planning                            Planning            and Investment
Corporation                         Holdings, Inc.      Adviser

National          Delaware          100% Brooke         Holding Company
Planning                            Holdings, Inc.      Activities
Holdings, Inc.
PPM Holdings,     Delaware          100% Brooke         Holding Company
Inc.                                Holdings, Inc.

Prudential        United            100%                Holding Company
Corporation       Kingdom           Prudential
Holdings                            Corporation
Limited                             PLC

Prudential        United            Publicly            Financial
Corporation       Kingdom           Traded              Institution
PLC

Prudential        England and       100%                Holding
One Limited       Wales             Prudential          Company
                                    Corporation         Activities
                                    Holdings
                                    Limited

Prudential        England and       100%                Holding
Two Limited       Wales             Prudential          Company
                                    Corporation         Activities
                                    Holdings
                                    Limited

Prudential        England and       100%                Holding
Three Limited     Wales             Prudential          Company
                                    Corporation         Activities
                                    Holdings
                                    Limited

SII               Wisconsin         100%                Broker/Dealer
Investments,                        National
Inc.                                Planning
                                    Holdings, Inc.

Trust Centers     North Dakota      100% IFC Holdings,  Trust Company
of America                          Inc.

Item 27.  Not applicable.

Item 28.  Indemnification

         Provision is made in the Company's By-Laws for indemnification by the Company of any person made or threatened to be made a party to an action or proceeding, whether civil or criminal by reason of the fact that he or she is or was a director, officer or employee of the Company or then serves or has served any other corporation in any capacity at the request of the Company, against expenses, judgments, fines and amounts paid in settlement to the full extent that officers and directors are permitted to be indemnified by the laws of the State of New York.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriter

         (a) Jackson National Life Distributors, Inc. acts as general distributor for the JNLNY Separate Account I. Jackson National Life Distributors, Inc. also acts as general distributor for the Jackson National Separate Account - I, the Jackson National Separate Account III, the Jackson National Separate Account V, the Jackson National Separate Account VI and the JNLNY Separate Account II.

         (b)      Directors and Officers of Jackson National Life Distributors,
                  Inc.:

         Name and                           Positions and Offices
         Business Address                   with Underwriter

         Michael A. Wells                   Director
         401 Wilshire Blvd.
         Suite 1200
         Santa Monica, CA 90401

         Clark Manning                      Director
         1 Corporate Way
         Lansing, Michigan 48951

         Andrew B. Hopping                  Director, Vice President,  Treasurer
         1 Corporate Way                    and Chief Financial Officer
         Lansing, MI  48951

         Clifford J. Jack                   President and Chief
         401 Wilshire Blvd.                 Executive Officer
         Suite 1200
         Santa Monica, California 90401

         Mark D. Nerud                      Chief Operating Officer,
         225 West Wacker Drive              Vice President and Assistant
         Suite 1200                         Treasurer
         Chicago, IL 60606

         Pam Aurbach                        Vice President - Index Products
         401 Wilshire Boulevard
         Suite 1200
         Santa Monica, CA 90401

         Kendall Best                       Vice President - Strategic
         401 Wilshire Boulevard             Relations
         Suite 1200
         Santa Monica, CA 90401

         Sean P. Blowers                    Vice President - Thrift
         401 Wilshire Boulevard             Products and Fixed Products
         Suite 1200
         Santa Monica, CA 90401

         Barry L. Bulakites                 Senior Vice President -
         401 Wilshire Blvd.                 Divisional Director
         Suite 1200
         Santa Monica, CA 90401

         Tori Bullen                        Vice President - Institutional
         401 Wilshire Boulevard             Marketing Group
         Suite 1200
         Santa Monica, CA 90401

         Scott Coomes                       Vice President - Life Products
         401 Wilshire Boulevard
         Suite 1200
         Santa Monica, CA 90401

         Stephanee Maxwell                  Vice President - Marketing
         401 Wilshire Boulevard             Communications (Registered Products)
         Suite 1200
         Santa Monica, CA 90401

         Michael McGlothlin                 Vice President
         401 Wilshire Boulevard
         Suite 1200
         Santa Monica, CA 90401

         Christine A. Pierce-Tucker         Senior Vice President -
         401 Wilshire Boulevard             Variable Products
         Suite 1200
         Santa Monica, CA 90401

         Stephen J. Pilger                  Vice President - Key Accounts
         401 Wilshire Blvd.
         Suite 1200
         Santa Monica, CA 90401

         Bradley J. Powell                  Vice President - Institutional
         1 Corporate Way                    Marketing Group
         Lansing, Michigan 48951

         Gregory B. Salsbury                Executive Vice President -
         401 Wilshire Blvd.                 Resource Development
         Suite 1200
         Santa Monica, CA 90401

         James L. Simon                     Director of Compliance
         1 Corporate Way                    and Secretary
         Lansing, Michigan 48951

         Phil Wright                        Vice President - Marketing
         401 Wilshire Boulevard             Communications (Guaranteed Products)
         Suite 1200
         Santa Monica, CA 90401

         Scott Yessner                      Vice President - Business Solutions
         401 Wilshire Boulevard
         Suite 1200
         Santa Monica, CA 90401


         (c)

                  New Under-       Compensation
                  writing          on
Name of           Discounts        Redemption
Principal         and              or Annuiti-     Brokerage
Underwriter       Commissions      zation          Commissions      Compensation
-----------       -----------      ------          -----------      ------------

Jackson
National
Life              Not              Not             Not              Not
Distributors,     Applicable       Applicable      Applicable       Applicable
Inc.

Item 30. Location of Accounts and Records

                  Jackson National Life Insurance Company of New York 2900 Westchester Avenue
                  Purchase, New York  10577

                  Jackson National Life Insurance Company of New York Annuity Service Center
                  8055 East Tufts Ave., Second Floor
                  Denver, Colorado  80237

                  Jackson National Life Insurance Company of New York Institutional Marketing Group Service Center
                  1 Corporate Way
                  Lansing, Michigan  48951

                  Jackson National Life Insurance Company of New York 225 West Wacker Drive, Suite 1200
                  Chicago, IL  60606

Item 31. Management Services

                  Not Applicable

Item 32. Undertakings and Representations


                 a. Jackson National Life Insurance Company of New York hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

                 b. Jackson National Life Insurance Company of New York hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

                  c. Jackson National Life Insurance Company of New York hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

                  d. Jackson National Life Insurance Company of New York represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Jackson National Life Insurance Company of New York.

                  e. The Registrant hereby represents that any contract offered by the prospectus and which is issued pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended, is issued by the Registrant in reliance upon, and in compliance with, the Securities and Exchange Commission's industry-wide no-action letter to the American Council of Life Insurance (publicly available November 28,
         1988) which permits withdrawal restrictions to the extent necessary to comply with IRC Section 403(b)(11).

                                   SIGNATURES

         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf, in the City of Lansing, and State of Michigan, on this 19th day of December, 2001.

                  JNLNY Separate Account I
                  (Registrant)

                  By:  Jackson National Life Insurance Company of New York

                  By:      /s/ Thomas J. Meyer
                     -----------------------------------------------
                           Thomas J. Meyer
                           Vice President, General Counsel and Director

                  Jackson National Life Insurance Company of New York
                  (Depositor)

                  By:      /s/ Thomas J. Meyer
                     -----------------------------------------------
                           Thomas J. Meyer
                           Vice President, General Counsel and Director

         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



/s/ Thomas J. Meyer                        *                  December 19, 2001
--------------------------------------------                  ------------------
Clark P. Manning, President and                               Date
Chief Executive Officer


/s/ Thomas J. Meyer                        *                  December 19, 2001
--------------------------------------------                  ------------------
Andrew B. Hopping, Executive Vice President,                  Date
Chief Financial Officer and Director


/s/ Thomas J. Meyer                        *                  December 19, 2001
---------------------------------------------                 ------------------
Seth E. Friedman                                              Date
Chief Administrative Officer and Director

/s/ Thomas J. Meyer                        *                  December 19, 2001
---------------------------------------------                 ------------------
Jay A. Elliott, Senior Vice President                         Date
and Director


/s/ Thomas J. Meyer                        *                  December 19, 2001
--------------------------------------------                  ------------------
James G. Golembiewski                                         Date
Director

/s/ Thomas J. Meyer                                           December 19, 2001
--------------------------------------------                  ------------------
Thomas J. Meyer, Senior Vice President,                       Date
General Counsel, Secretary and Director

/s/ Thomas J. Meyer                        *                  December 19, 2001
--------------------------------------------                  ------------------
Donald B. Henderson, Jr.                                      Date
Director

/s/ Thomas J. Meyer                        *                  December 19, 2001
--------------------------------------------                  ------------------
Henry J. Jacoby                                               Date
Director

/s/ Thomas J. Meyer                        *                  December 19, 2001
--------------------------------------------                  ------------------
David C. Porteous                                             Date
Director

/s/ Thomas J. Meyer                        *                  December 19, 2001
--------------------------------------------                  ------------------
Donald T. DeCarlo                                             Date
Director








* Thomas J. Meyer, Attorney In Fact

                                  EXHIBIT LIST
Exhibit
No.      Description

4.b.     Specimen of Tax Sheltered Annuity Endorsement, attached hereto as
         EX-99.4b.

c.       Specimen of Retirement Plan Endorsement, attached hereto as EX-99.4c.

d. Specimen of Individual Retirement Annuity Endorsement, attached hereto as EX-99.4d.

e.       Specimen of Roth IRA Endorsement, attached hereto as EX-99.4e.

l. Specimen of Preselected Death Benefit Option Election Endorsement, attached hereto as EX-99.4l.

5. Form of the Perspective II Fixed and Variable Annuity Application, attached hereto as EX-99.5.

9.       Opinion and Consent of Counsel, attached hereto as EX-9.

10.      Consent of Independent Accountants, attached hereto as EX-10.

14.      Power of Attorney, attached hereto as EX-14.